UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2020

PLDT INC.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):     Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Manuel V. Pangilinan
Manuel V. Pangilinan
Chairman of the Board
President and Chief Executive Officer

Signature and Title:	/s/ Anabelle Lim-Chua
Anabelle Lim-Chua
Senior Vice President
(Principal Financial Officer)

Signature and Title:	/s/ June Cheryl A. Cabal-Revilla
June Cheryl A. Cabal-Revilla
Senior Vice President
(Principal Accounting Officer)

Date: 05/07/2020

SEC Number	PW-55
File Number

PLDT Inc.

(Company’s Full Name)

Ramon Cojuangco Building

Makati Avenue, Makati City

(Company’s Address)

(632) 8816-8556

(Telephone Number)

Not Applicable

(Fiscal Year Ending)

(month & day)

SEC Form 17-Q

Form Type

Not Applicable

Amendment Designation (if applicable)

March 31, 2020

Period Ended Date

Not Applicable

(Secondary License Type and File Number)

May 7, 2020

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.
Director – Markets and Securities Regulations Dept.

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.2, we submit herewith two (2) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the three months (3) months ended March 31, 2020.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C	.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License Type, If Applicable
1	7	-	Q	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
jacabal@pldt.com.ph	(02) 8816-8534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,589 as at March 31, 2020	Every 2nd Tuesday in June	December 31

CONTACT PERSON INFORMATION

The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
June Cheryl A. Cabal-Revilla	jacabal@pldt.com.ph	(02) 8816-8534

Contact Person’s Address
11/F Ramon Cojuangco Bldg. Makati Ave., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”) AND

SRC 17 (2) (b) THEREUNDER

1.	For the quarterly period ended	March 31, 2020

2.	SEC Identification Number	PW-55

3.	BIR Tax Identification No.	000-488-793

4.	PLDT Inc.
Exact name of registrant as specified in its charter

5.	Republic of the Philippines
Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:	(SEC Use Only)

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721
	Address of registrant’s principal office	Postal Code

8.	(632) 8816-8556
Registrant’s telephone number, including area code

9.	Not Applicable
Former name, former address, and former fiscal year, if changed since last report

10.	Securities registered pursuant to Sections 8 of the SRC

	Title of Each Class	Number of Shares of Common Stock Outstanding
	Common Capital Stock, Php5 par value	216,055,775 shares as at March 31, 2020

11.	Are any or all of these securities listed on the Philippine Stock Exchange?

	Yes [ X ]	No [ ]

12.	Check whether the registrant

(a)

has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports):

	Yes [ X ]	No [ ]

(b)	has been subject to such filing requirements for the past 90 days.

	Yes [ X ]	No [ ]

PART I – FINANCIAL INFORMATION

Item 1.	Consolidated Financial Statements

Our consolidated financial statements as at March 31, 2020 (unaudited) and December 31, 2019 (audited) and for the three months ended March 31, 2020 and 2019 (unaudited) and related notes (pages F-1 to F-162) are filed as part of this report on Form 17-Q.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean PLDT Inc. and its consolidated subsidiaries, and references to “PLDT” mean PLDT Inc., not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes.  Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos.  Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php50.78 to US$1.00, the exchange rate as at March 31,2020 quoted through the Bankers Association of the Philippines.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement.  We have chosen these assumptions or bases in good faith.  These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control.  In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors.  When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report.  You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it.  New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us.  We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof.  In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

Financial Highlights and Key Performance Indicators

	Three months ended March 31,		Increase (Decrease)
	2020	2019(1)	Amount	%
(amounts in million Php, except for EBITDA margin and earnings per common share)
Consolidated Income Statement
Revenues	43,646	40,618	3,028	7
Expenses	32,528	30,313	2,215	7
Other income (expenses) – net	(2,787)	(1,292)	(1,495)	(116)
Income before income tax	8,331	9,013	(682)	(8)
Net income	5,975	6,723	(748)	(11)
Core income	6,397	6,596	(199)	(3)
Telco core income	6,878	7,203	(325)	(5)
EBITDA	21,612	19,847	1,765	9
EBITDA margin(2)	52%	51%	—	—
Reported earnings per common share:
Basic	27.30	30.98	(3.68)	(12)
Diluted	27.30	30.98	(3.68)	(12)
Core earnings per common share(3):
Basic	29.54	30.46	(0.92)	(3)
Diluted	29.54	30.46	(0.92)	(3)

	March 31,	December 31,	Increase (Decrease)
	2020	2019	Amount	%
(amounts in million Php, except for net debt to equity ratio)
Consolidated Statements of Financial Position
Total assets	545,352	525,027	20,325	4
Property and equipment	242,512	232,134	10,378	4
Cash and cash equivalents and short-term investments	33,893	24,683	9,210	37
Total equity attributable to equity holders of PLDT	108,721	111,987	(3,266)	(3)
Long-term debt, including current portion	205,338	192,556	12,782	7
Net debt(4) to equity ratio	1.58x	1.50x	—	—

	Three months ended March 31,		Change
	2020	2019	Amount	%
(amounts in million Php, except for operational data)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	16,920	16,477	443	3
Net cash used in investing activities	(19,239)	(17,474)	(1,765)	(10)
Payment for purchase of property and equipment, including capitalized interest	(17,074)	(18,938)	1,864	10
Net cash used in financing activities	8,896	(5,385)	14,281	265
Operational Data
Number of mobile subscribers	73,075,627	63,948,886	9,126,741	14
Prepaid	70,590,758	61,585,197	9,005,561	15
Postpaid	2,484,869	2,363,689	121,180	5
Number of broadband subscribers	2,282,788	2,016,507	266,281	13
Fixed Line broadband	1,986,783	1,818,530	168,253	9
Fixed Wireless broadband	296,005	197,977	98,028	50
Number of fixed line subscribers	2,801,187	2,707,077	94,110	3
Number of employees:	18,384	18,764	(380)	(2)
Fixed Line	12,504	12,440	64	1
LEC	10,926	10,306	620	6
Others	1,578	2,134	(556)	(26)
Wireless	5,880	6,324	(444)	(7)

(1)	Certain amounts for the three months ended March 31, 2019 were reclassified to conform with the current presentation.
(2)	EBITDA margin for the period is measured as EBITDA divided by service revenues.
(3)	Core earnings per common share, or EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.
(4)	Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion).

Exchange Rates – per US$	Month end rates	Weighted average rates during the year
March 31, 2020	50.78	50.83
December 31, 2019	50.80	51.79
March 31, 2019	52.63	52.37
December 31, 2018	52.56	52.68

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance.  These are summarized below and discussed later in this report.

EBITDA

EBITDA for the year is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income – net.  EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector.  We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS.  EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS.  Unlike net income, EBITDA does not include depreciation and amortization, and financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital.  We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data.  We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA.  Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.  The core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Also, core income as adjusted for the effect of the share in Voyager losses, accelerated depreciation and asset sales, or telco core income, is used by management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees.  Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance.  Unlike net income, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses.  We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance.  Such PFRS-based measurements include income before income tax and net income.  Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Overview

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multimedia services nationwide.  We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance:

•

Wireless — mobile telecommunications services provided by Smart Communications, Inc., or Smart, and Digitel Mobile Philippines, Inc., or DMPI, our mobile service providers; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global Corporation, or PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line — fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Maratel, Inc., Bonifacio Communications Corporation and PLDT Global and certain subsidiaries, all of which together account for approximately 1% of our consolidated fixed line subscribers; data center, cloud, cyber security services, managed information technology services and resellership through ePLDT, Inc., or ePLDT, IP Converge Data Services, Inc., or IPCDSI, and subsidiary, or IPCDSI Group, ABM Global Solutions, Inc., or AGS, and its subsidiaries, or AGS Group, Curo Teknika, Inc. and ePDS, Inc., or ePDS; full service customer rewards and loyalty programs provided by MVP Rewards and Loyalty Solutions, Inc., or MRSI; and distribution of Filipino channels and content through Pilipinas Global Network Limited and its subsidiaries; and

•

Others — PLDT Communications and Energy Ventures, Inc., or PCEV, PLDT Global Investment Holdings, Inc., PLDT Global Investments Corporation, or PGIC, PLDT Digital Investments Pte. Ltd., or PLDT Digital, and its subsidiaries, our investment companies.

As at March 31, 2020, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated net income to our consolidated EBITDA and our consolidated core income for the three months ended March 31, 2020 and 2019 are set forth below.

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the three months ended March 31, 2020 and 2019:

	2020	2019
	(amounts in million Php)
Consolidated net income	5,975	6,723
Add (deduct) adjustments:
Depreciation and amortization	10,286	9,346
Provision for income tax	2,356	2,290
Financing costs – net	2,301	2,001
Equity share in net losses of associates and joint ventures	532	370
Amortization of intangible assets	176	196
Asset impairment	32	—
Foreign exchange losses – net	24	18
Losses on derivative financial instruments – net	12	3
Impairment of investments	—	34
Interest income	(358)	(552)
Other income – net	276	(582)
Total adjustments	15,637	13,124
Consolidated EBITDA	21,612	19,847

The following table shows the reconciliation of our consolidated net income to our consolidated core income for the three months ended March 31, 2020 and 2019:

	2020	2019
	(amounts in million Php)
Consolidated net income	5,975	6,723
Add (deduct) adjustments:
Unrealized losses (gains) in fair value of investments	456	(320)
Manpower rightsizing program	24	209
Foreign exchange losses – net	24	18
Losses (gains) on derivative financial instruments – net, excluding hedge costs	3	(10)
Impairment of investments	—	34
Core income adjustment on equity share in net losses (income) of associates and joint ventures	(6)	18
Net income attributable to noncontrolling interests	(63)	(15)
Net tax effect of aforementioned adjustments	(16)	(61)
Total adjustments	422	(127)
Consolidated core income	6,397	6,596

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, provision for (benefit from) income tax, net income (loss)/segment profit (loss), EBITDA, EBITDA margin and core income for the three months ended March 31, 2020 and 2019.  In each of the three months ended March 31, 2020 and 2019, majority of our revenues are derived from our operations within the Philippines.  Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(amounts in million Php, except for EBITDA margin)
For the three months ended March 31, 2020
Revenues	25,354	22,695	—	(4,403)	43,646
Expenses	19,179	17,839	6	(4,496)	32,528
Other income (expenses) – net	(1,566)	(633)	(989)	401	(2,787)
Income (loss) before income tax	4,609	4,223	(995)	494	8,331
Provision for (benefit from) income tax	1,276	1,090	(98)	88	2,356
Net income (loss)/Segment profit (loss)	3,333	3,133	(897)	406	5,975
EBITDA	14,213	9,068	(6)	(1,663)	21,612
EBITDA margin(1)	60%	40%	—	—	52%
Core income (loss)	3,357	3,085	(451)	406	6,397

For the three months ended March 31, 2019
Revenues	22,489	21,999	—	(3,870)	40,618
Expenses	17,135	17,014	6	(3,842)	30,313
Other income (expenses) – net	(1,292)	(537)	38	499	(1,292)
Income (loss) before income tax	4,062	4,448	32	471	9,013
Provision for (benefit from) income tax	1,159	1,118	13	—	2,290
Net income (loss)/Segment profit (loss)	2,903	3,330	19	471	6,723
EBITDA	12,166	9,044	(6)	(1,357)	19,847
EBITDA margin(1)	58%	42%	—	—	51%
Core income (loss)	2,984	3,408	(267)	471	6,596

Increase (Decrease)
Revenues	2,865	696	—	(533)	3,028
Expenses	2,044	825	—	(654)	2,215
Other income (expenses) – net	(274)	(96)	(1,027)	(98)	(1,495)
Income (loss) before income tax	547	(225)	(1,027)	23	(682)
Provision for (benefit from) income tax	117	(28)	(111)	88	66
Net income (loss)/Segment profit (loss)	430	(197)	(916)	(65)	(748)
EBITDA	2,047	24	—	(306)	1,765
Core income (loss)	373	(323)	(184)	(65)	(199)

(1)	EBITDA margin for the period is measured as EBITDA divided by service revenues.

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php43,646 million for the three months ended March 31, 2020, an increase of Php3,028 million, or 7%, as compared with Php40,618 million in the same period in 2019, primarily due to higher revenues from data services in our Wireless and Fixed Line business segments, and higher non-service revenues from our Wireless business segment, partially offset by lower revenues from voice, SMS and home broadband services in our Wireless business segment, and lower revenues from voice services and non-service revenues in our Fixed Line business segment.

Our consolidated service revenues of Php41,797 million for the three months ended March 31, 2020, increased by Php3,005 million, or 8%, from Php38,792 million in the same period in 2019, while our consolidated non-service revenues of Php1,849 million for the three months ended March 31, 2020, also increased by Php23 million, or 1%, from Php1,826 million in the same period in 2019.

Consolidated service revenues, net of interconnection costs, amounted to Php41,495 million for the three months ended March 31, 2020, an increase of Php3,538 million, or 9%, from Php37,957 million in the same period in 2019.

In 2019, R.A. 11202, otherwise known as the MNP Act, was enacted, which provides that a customer can retain his mobile number when he moves from one mobile service provider to another, or changes the type of subscription from postpaid to prepaid or vice versa.  It also contains provision that no interconnection fee or charge shall be imposed by any mobile service provider for domestic calls and SMS made by a subscriber.  Effective January 2, 2020, we implemented the removal of mobile interconnection fees for domestic calls and SMS from Php0.50 per minute for voice calls and Php0.05 per message for SMS.

The following table shows the breakdown of our consolidated revenues by services for the three months ended March 31, 2020 and 2019:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the three months ended March 31, 2020
Service Revenues
Wireless	23,683			(429)	23,254
Mobile	23,495			(297)	23,198
Home broadband	13			—	13
MVNO and others	175			(132)	43
Fixed Line		22,517		(3,974)	18,543
Voice		6,322		(1,742)	4,580
Data		16,032		(2,140)	13,892
Home broadband		7,515		(23)	7,492
Corporate data and ICT		8,517		(2,117)	6,400
Miscellaneous		163		(92)	71
Others			—	—	—
Total Service Revenues	23,683	22,517	—	(4,403)	41,797
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	1,671	172	—	—	1,843
Point-product sales	—	6	—	—	6
Total Non-Service Revenues	1,671	178	—	—	1,849
Total Revenues	25,354	22,695	—	(4,403)	43,646

For the three months ended March 31, 2019
Service Revenues
Wireless	21,122			(529)	20,593
Mobile	20,711			(235)	20,476
Home broadband	27			—	27
MVNO and others	384			(294)	90
Fixed Line		21,539		(3,340)	18,199
Voice		6,349		(1,315)	5,034
Data		14,996		(1,937)	13,059
Home broadband		6,875		(47)	6,828
Corporate data and ICT		8,121		(1,890)	6,231
Miscellaneous		194		(88)	106
Others			—	—	—
Total Service Revenues	21,122	21,539	—	(3,869)	38,792
Non-Service Revenues
Sale of computers, phone units, mobile handsets and broadband data modems	1,367	366	—	(2)	1,731
Point-product sales	—	94	—	1	95
Total Non-Service Revenues	1,367	460	—	(1)	1,826
Total Revenues	22,489	21,999	—	(3,870)	40,618

The following table shows the breakdown of our consolidated revenues by business segment for the three months ended March 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	25,354	58	22,489	55	2,865	13
Fixed Line	22,695	52	21,999	54	696	3
Inter-segment transactions	(4,403)	(10)	(3,870)	(9)	(533)	(14)
Consolidated	43,646	100	40,618	100	3,028	7

Expenses

Consolidated expenses increased by Php2,215 million, or 7%, to Php32,528 million for the three months ended March 31, 2020 from Php30,313 million in the same period in 2019, primarily due to higher selling, general and administrative expenses, which include advance 13th month pay of employees and other enhanced community quarantine, or ECQ, related expenses, and depreciation and amortization in our Wireless and Fixed Line business segments, as well as higher cost of sales and services in our Wireless business segment and higher interconnection costs and provisions in our Fixed Line business segment, partially offset by lower interconnection costs and provisions in our Wireless business segment.

The following table shows the breakdown of our consolidated expenses by business segment for the three months ended March 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	19,179	59	17,135	57	2,044	12
Fixed Line	17,839	55	17,014	56	825	5
Others	6	—	6	—	—	—
Inter-segment transactions	(4,496)	(14)	(3,842)	(13)	(654)	(17)
Consolidated	32,528	100	30,313	100	2,215	7

Other Income (Expenses) – Net

Consolidated other expenses amounted to Php2,787 million for the three months ended March 31, 2020, an increase of Php1,495 million from Php1,292 million in the same period in 2019, primarily due to the combined effects of the following: (i) unrealized losses on fair value in 2020 as against unrealized gains on fair value in 2019 of Rocket Internet investment, and higher equity share in net losses of VIH from our Other business segment; (ii) higher financing costs; and (iii) lower interest income.

The following table shows the breakdown of our consolidated other income (expenses) – net by business segment for the three months ended March 31, 2020 and 2019:

			Change
	2020	2019	Amount	%
	(amounts in million Php)
Wireless	(1,566)	(1,292)	(274)	(21)
Fixed Line	(633)	(537)	(96)	(18)
Others	(989)	38	(1,027)	(2,703)
Inter-segment transactions	401	499	(98)	(20)
Consolidated	(2,787)	(1,292)	(1,495)	(116)

Net Income (Loss)

Consolidated net income decreased by Php748 million, or 11%, to Php5,975 million for the three months ended March 31, 2020, from Php6,723 million in the same period in 2019, primarily due to net loss from our Other business segment as against net income in 2019, and lower net income from our Fixed Line business segment, partly offset by higher net income from our Wireless business segment.  Our consolidated basic and diluted EPS decreased to Php27.30 for the three months ended March 31, 2020 from Php30.98 in the same period in 2019.  Our weighted average number of outstanding common shares was approximately 216.06 million in each of the 2020 and 2019.

The following table shows the breakdown of our consolidated net income (loss) by business segment for the three months ended March 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	3,333	56	2,903	43	430	15
Fixed Line	3,133	52	3,330	50	(197)	(6)
Others	(897)	(15)	19	—	(916)	(4,821)
Inter-segment transactions	406	7	471	7	(65)	(14)
Consolidated	5,975	100	6,723	100	(748)	(11)

EBITDA

Our consolidated EBITDA amounted to Php21,612 million for the three months ended March 31, 2020, an increase of Php1,765 million, or 9%, as compared with Php19,847 million in the same period in 2019, primarily due to higher EBITDA in our Wireless and Fixed Line business segments.

The following table shows the breakdown of our consolidated EBITDA by business segment for the three months ended March 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	14,213	66	12,166	61	2,047	17
Fixed Line	9,068	42	9,044	46	24	—
Others	(6)	—	(6)	—	—	—
Inter-segment transactions	(1,663)	(8)	(1,357)	(7)	(306)	(23)
Consolidated	21,612	100	19,847	100	1,765	9

Our consolidated EBITDA excluding MRP amounted to Php21,636 million for the three months ended March 31, 2020, an increase of Php1,580 million, or 8%, as compared with Php20,056 million in the same period in 2019.

Core Income

Our consolidated core income amounted to Php6,397 million for the three months ended March 31, 2020, a decrease of Php199 million, or 3%, as compared with Php6,596 million in the same period in 2019 mainly on account of higher depreciation and amortization and financing costs, as well as higher equity share in net losses, partly offset by higher EBITDA.  Our consolidated basic and diluted core EPS decreased to Php29.54 for the three months ended March 31, 2020 from Php30.46 in the same period in 2019.

The following table shows the breakdown of our consolidated core income by business segment for the three months ended March 31, 2020 and 2019:

					Change
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Wireless	3,357	53	2,984	45	373	13
Fixed Line	3,085	48	3,408	52	(323)	(9)
Others	(451)	(7)	(267)	(4)	(184)	(69)
Inter-segment transactions	406	6	471	7	(65)	(14)
Consolidated	6,397	100	6,596	100	(199)	(3)

Our consolidated or telco core income amounted to Php6,878 million for the three months ended March 31, 2020, a decrease of Php325 million, or 5%, as compared with Php7,203 million in the same period in 2019 mainly due to higher depreciation and amortization, and financing costs, partially offset by higher EBITDA.

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php25,354 million from our Wireless business segment for the three months ended March 31, 2020, an increase of Php2,865 million, or 13%, from Php22,489 million in the same period in 2019.

The following table summarizes our total revenues by service from our Wireless business segment for the three months ended March 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	23,495	92	20,711	92	2,784	13
Home broadband	13	—	27	—	(14)	(52)
MVNO and others(1)	175	1	384	2	(209)	(54)
Total Wireless Service Revenues	23,683	93	21,122	94	2,561	12
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	1,671	7	1,367	6	304	22
Total Wireless Revenues	25,354	100	22,489	100	2,865	13

(1)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facilities service fees.

Service Revenues

Our wireless service revenues increased by Php2,561 million, or 12%, to Php23,683 million for the three months ended March 31, 2020 as compared with Php21,122 million in the same period in 2019, primarily due to higher mobile revenues, partly offset by lower revenues from home broadband and MVNO and other services.  As a percentage of our total wireless revenues, service revenues accounted for 93% and 94% for the three months ended March 31, 2020 and 2019, respectively.

Mobile Services

Our mobile service revenues amounted to Php23,495 million for the three months ended March 31, 2020, an increase of Php2,784 million, or 13%, from Php20,711 million in the same period in 2019.  Mobile service revenues accounted for 99% and 98% of our wireless service revenues for the three months ended March 31, 2020 and 2019, respectively.

The following table shows the breakdown of our mobile service revenues for the three months ended March 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	15,519	66	11,643	56	3,876	33
Voice	5,677	24	6,143	30	(466)	(8)
SMS	1,806	8	2,583	12	(777)	(30)
Inbound roaming and others(1)	493	2	342	2	151	44
Total	23,495	100	20,711	100	2,784	13

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php3,876 million, or 33%, to Php15,519 million for the three months ended March 31, 2020 from Php11,643 million in the same period in 2019 due to increased mobile internet usage driven mainly by enhanced data products and consumer engagement promotions, supported by continuous network improvement and LTE migration, partially offset by lower revenues from mobile broadband.  Data services accounted for 66% and 56% of our mobile service revenues for the three months ended March 31, 2020 and 2019, respectively.

The following table shows the breakdown of our mobile data service revenues for the three months ended March 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	14,598	94	10,486	90	4,112	39
Mobile broadband	698	5	948	8	(250)	(26)
Other data	223	1	209	2	14	7
Total	15,519	100	11,643	100	3,876	33

(1)	Includes revenues from web-based services, net of discounts and content provider costs.

Mobile Internet

Mobile internet service revenues increased by Php4,112 million, or 39%, to Php14,598 million for the three months ended March 31, 2020 from Php10,486 million in the same period in 2019, primarily due to the following: (i) promotion of data and content-led products such as Giga Video, Giga Games, Giga Stories and Giga Music for mobile prepaid services, which increased usage of video, gaming and social media by Smart, TNT and Sun subscribers; (ii) launch of promotions such as Free Stories for All, which increased the number of mobile data users and further stimulated data usage; (iii) increased data usage resulting from events and activities, such as vlogger & creator camps, nationwide grassroots e-sports tournaments, and large-scale eSports events, which attracted video creators and gamers; (iv) adoption of more accessible channels for customers to discover and buy mobile data services, such as *123#, the Smart online store and through the online assets of key account partners;
(v) introduction of new data-led postpaid plans with the launch of Smart Signature; and (vi) LTE migration initiatives which further increased the number of LTE device and data users among our subscriber base; and (vii) advertising campaigns to promote Smart as the Fastest Mobile Network in the Philippines as verified by third party agencies Ookla and OpenSignal.  Mobile internet services accounted for 62% and 51% of our mobile service revenues for the three months ended March 31, 2020 and 2019, respectively.

Mobile Broadband

Mobile broadband revenues amounted to Php698 million for the three months ended March 31, 2020, a decrease of Php250 million, or 26%, from Php948 million in the same period in 2019, primarily due to a decrease in the number of subscribers using dongles as users shift to using mobile internet, PLDT Home Fibr and PLDT Home WiFi.  Mobile broadband services accounted for 3% and 5% of our mobile service revenues for the three months ended March 31, 2020 and 2019, respectively.

Other Data

Revenues from our other data services, which include value-added services, or VAS, domestic leased lines and share in revenue from PLDT WeRoam, increased by Php14 million, or 7%, to Php223 million for the three months ended March 31, 2020 from Php209 million in the same period in 2019, primarily due to revenues from domestic leased lines.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php466 million, or 8%, to Php5,677 million for the three months ended March 31, 2020 from Php6,143 million in the same period in 2019, due to subscribers’ shift to alternative calling options and other OTT services.  This was partially offset by the increase in unlimited voice revenues driven by unlimited voice offers such as All Net 20, Giga Video+149, and Surf Saya FB20.  Mobile voice services accounted for 24% and 30% of our mobile service revenues for the three months ended March 31, 2020 and 2019, respectively.

Domestic voice service revenues decreased by Php310 million, or 6%, to Php5,005 million for the three months ended March 31, 2020 from Php5,315 million in the same period in 2019, due to lower domestic outbound revenues, and lower inbound voice service revenues due to the impact of the removal of interconnection rates for domestic mobile voice services.

International voice service revenues decreased by Php156 million, or 19%, to Php672 million for the three months ended March 31, 2020 from Php828 million in the same period in 2019, primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php777 million, or 30%, to Php1,806 million for the three months ended March 31, 2020 from Php2,583 million in the same period in 2019 mainly due to the declining SMS volumes as a result of alternative text messaging options, such as OTT services, social media, and messenger application, combined with the impact of the removal of interconnection rates for domestic mobile SMS services.  Mobile SMS services accounted for 8% and 12% of our mobile service revenues for the three months ended March 31, 2020 and 2019, respectively.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services increased by Php151 million, or 44%, to Php493 million for the three months ended March 31, 2020 from Php342 million in the same period in 2019 mainly due to higher other subscriber-related income.

The following table shows the breakdown of our mobile service revenues by service type for the three months ended March 31, 2020 and 2019:

			Increase (Decrease)
	2020	2019	Amount	%
	(amounts in million Php)
Mobile service revenues	23,495	20,711	2,784	13
By service type
Prepaid	18,246	15,609	2,637	17
Postpaid	4,756	4,760	(4)	—
Inbound roaming and others	493	342	151	44

Prepaid Revenues

Revenues generated from our mobile prepaid services amounted to Php18,246 million for the three months ended March 31, 2020, an increase of Php2,637 million, or 17%, as compared with Php15,609 million in the same period in 2019.  Mobile prepaid service revenues accounted for 78% and 75% of mobile service revenues for the three months ended March 31, 2020 and 2019, respectively.  The increase in revenues from our mobile prepaid services was primarily driven by the double-digit growth in our mobile prepaid subscriber base, combined with higher average daily top-up by mobile prepaid subscribers and sustained growth in mobile internet usages.

Postpaid Revenues

Revenues generated from mobile postpaid services amounted to Php4,756 million for the three months ended March 31, 2020, lower by Php4 million as compared with Php4,760 million in the same period in 2019, and accounted for 20% and 23% of mobile service revenues for the three months ended March 31, 2020 and 2019, respectively.

Subscriber Base, ARPU and Churn Rates

The following table shows our mobile subscriber base as at March 31, 2020 and 2019:

			Increase (Decrease)
	2020	2019	Amount	%
Mobile subscriber base
Smart(1)	26,306,727	23,476,732	2,829,995	12
Prepaid	24,830,033	22,011,859	2,818,174	13
Postpaid	1,476,694	1,464,873	11,821	1
TNT	38,871,067	33,531,651	5,339,416	16
Sun(1)	7,897,833	6,940,503	957,330	14
Prepaid	6,889,658	6,041,687	847,971	14
Postpaid	1,008,175	898,816	109,359	12
Total mobile subscribers	73,075,627	63,948,886	9,126,741	14

(1)	Includes mobile broadband subscribers.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card.  A prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload.

The average monthly churn rates for Smart Prepaid subscribers were 6.0% and 3.5% for the three months ended March 31, 2020 and 2019, respectively, while the average monthly churn rates for TNT subscribers were 4.5% and 3.8% for the three months ended March 31, 2020 and 2019, respectively.  The average monthly churn rates for Sun Prepaid subscribers were 3.6% and 3.8% for the three months ended March 31, 2020 and 2019, respectively.

The average monthly churn rates for Smart Postpaid subscribers were 2.4% and 2.0% for the three months ended March 31, 2020 and 2019, respectively.  The average monthly churn rates for Sun Postpaid subscribers were 1.0% and 1.5% for the three months ended March 31, 2020 and 2019, respectively.

The following table summarizes our average monthly ARPUs for the three months ended March 31, 2020 and 2019:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2020	2019	Amount	%	2020	2019	Amount	%
	(amounts in Php)
Prepaid
Smart	130	131	(1)	(1)	112	118	(6)	(5)
TNT	81	74	7	9	71	67	4	6
Sun	74	85	(11)	(13)	66	77	(11)	(14)
Postpaid
Smart	833	807	26	3	804	796	8	1
Sun	384	425	(41)	(10)	377	423	(46)	(11)

(1)

Gross monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Home Broadband

Revenues from our Home Broadband services amounted to Php13 million for the three months ended March 31, 2020, a decrease of Php14 million, or 52%, from Php27 million in the same period in 2019, primarily due to a decrease in the number of subscribers.

MVNO and Others

Revenues from our MVNO and other services amounted to Php175 million for the three months ended March 31, 2020, a decrease of Php209 million, or 54%, from Php384 million in the same period in 2019 primarily due to lower facility service fees.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, mobile broadband data modems, tablets and accessories.  Our wireless non-service revenues increased by Php304 million, or 22%, to Php1,671 million for the three months ended March 31, 2020 from Php1,367 million in the same period in 2019, primarily due to higher average selling price per unit of mobile handsets.

Expenses

Expenses associated with our Wireless business segment amounted to Php19,179 million for the three months ended March 31, 2020, an increase of Php2,044 million, or 12%, from Php17,135 million in the same period in 2019.  The increase was mainly attributable to higher depreciation and amortization, selling, general and administrative expenses, cost of sales and services and asset impairment, partially offset by lower interconnection costs and provisions.  As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 76% in each of the three months ended March 31, 2020 and 2019.

The following table summarizes the breakdown of our total wireless-related expenses for the three months ended March 31, 2020 and 2019 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	8,560	45	7,353	43	1,207	16
Depreciation and amortization	7,830	41	6,616	39	1,214	18
Cost of sales and services	2,226	11	1,886	11	340	18
Provisions	351	2	719	4	(368)	(51)
Interconnection costs	141	1	533	3	(392)	(74)
Asset impairment	71	—	28	—	43	154
Total	19,179	100	17,135	100	2,044	12

Selling, general and administrative expenses increased by Php1,207 million, or 16%, to Php8,560 million, primarily due to higher expenses related to selling and promotions, taxes and licenses, repairs and maintenance, compensation and employee benefits, and rent, partly offset by lower expenses related to professional and contracted services, and other operating expenses.

Depreciation and amortization charges increased by Php1,214 million, or 18%, to Php7,830 million, mainly on account of higher depreciation on network equipment, combined with higher depreciation of right-of-use asset.

Cost of sales and services increased by Php340 million, or 18%, to Php2,226 million, primarily due to higher average cost per unit of mobile handsets.

Interconnection costs decreased by Php392 million, or 74%, to Php141 million, primarily due to lower interconnection cost on domestic voice and SMS services, as a result of the removal of mobile domestic interconnection fees.

Provisions decreased by Php368 million, or 51%, to Php351 million, primarily due to lower provision for inventory obsolescence for both trade inventories and network materials.

Asset impairment, consisting mainly of impairment of contract assets and other assets, increased by Php43 million, or 154%, to Php71 million.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the three months ended March 31, 2020 and 2019:

			Change
	2020	2019	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Financing costs – net	(1,748)	(1,670)	(78)	(5)
Foreign exchange gains (losses) – net	(28)	(22)	(6)	(27)
Losses on derivative financial instruments – net	(7)	(6)	(1)	(17)
Interest income	176	228	(52)	(23)
Other income – net	41	178	(137)	(77)
Total	(1,566)	(1,292)	(274)	(21)

Our Wireless business segment’s other expenses amounted to Php1,566 million for the three months ended March 31, 2020, an increase of Php274 million, or 21%, from Php1,292 million in the same period in 2019, primarily due to the combined effects of the following: (i) lower other income – net by Php137 million; (ii) higher net financing costs by Php78 million (iii) lower interest income by Php52 million; and (iv) higher net foreign exchange losses by Php6 million.

Provision for Income Tax

Provision for income tax amounted to Php1,276 million for the three months ended March 31, 2020, an increase of Php117 million, or 10%, from Php1,159 million in the same period in 2019 mainly due to higher taxable income.

Net Income

As a result of the foregoing, our Wireless business segment’s net income increased by Php430 million, or 15%, to Php3,333 million for the three months ended March 31, 2020 from Php2,903 million in the same period in 2019.

EBITDA

Our Wireless business segment’s EBITDA increased by Php2,047 million, or 17%, to Php14,213 million for the three months ended March 31, 2020 from Php12,166 million in the same period in 2019.  EBITDA margin increased to 60% for the three months ended March 31, 2020 from 58% in the same period in 2019.

Core Income

Our Wireless business segment’s core income increased by Php373 million, or 13%, to Php3,357 million for the three months ended March 31, 2020 from Php2,984 million in the same period in 2019, mainly on account of higher EBITDA, partially offset by higher depreciation and amortization, net financing costs and provision for income tax.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php22,695 million for the three months ended March 31, 2020, an increase of Php696 million, or 3%, from Php21,999 million in the same period in 2019.

The following table summarizes our total revenues by service from our Fixed Line business segment for the three months ended March 31, 2020 and 2019:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	16,032	70	14,996	68	1,036	7
Voice	6,322	28	6,349	29	(27)	—
Miscellaneous	163	1	194	1	(31)	(16)
	22,517	99	21,539	98	978	5
Non-Service Revenues:
Sale of computers, phone units and point-product sales	178	1	460	2	(282)	(61)
Total Fixed Line Revenues	22,695	100	21,999	100	696	3

Service Revenues

Our fixed line service revenues increased by Php978 million, or 5%, to Php22,517 million for the three months ended March 31, 2020 from Php21,539 million in the same period in 2019, primarily due to higher revenues from our data services.

Data Services

The following table shows information of our data service revenues for the three months ended March 31, 2020 and 2019:

			Increase
	2020	2019	Amount	%
	(amounts in million Php)
Data service revenues	16,032	14,996	1,036	7
Corporate data and ICT	8,517	8,121	396	5
Home broadband	7,515	6,875	640	9

Our data services posted revenues of Php16,032 million for the three months ended March 31, 2020, an increase of Php1,036 million, or 7%, from Php14,996 million in the same period in 2019, primarily due to higher revenues from home broadband, corporate data and leased lines, data center and ICT services.  The percentage contribution of this service segment to our fixed line service revenues accounted for 71% and 70% for the three months ended March 31, 2020 and 2019, respectively.

Corporate Data and ICT

Corporate data services amounted to Php6,963 million for the three months ended March 31, 2020, an increase of Php269 million, or 4%, as compared with Php6,694 million in the same period in 2019, mainly due to the sustained demand for broadband internet and data networking services.  Corporate data revenues accounted for 43% and 45% of total data services for the three months ended March 31, 2020 and 2019, respectively.

ICT revenues increased by Php127 million, or 9%, to Php1,554 million for the three months ended March 31, 2020 from Php1,427 million in the same period in 2019 mainly due to higher revenues from Data Centers, Cloud, Cybersecurity and managed IT services.  The percentage contribution of this service segment to our total data service revenues accounted for 10% and 9% for the three months ended March 31, 2020 and 2019, respectively.

Home Broadband

Home broadband data revenues amounted to Php7,515 million for the three months ended March 31, 2020, an increase of Php640 million, or 9%, from Php6,875 million in the same period in 2019.  This growth is driven by increasing demand for broadband services, including fixed wired (PLDT Home Fibr) and fixed wireless (PLDT Home WiFi), which the company is providing through its existing copper network and a nationwide roll-out of its fiber-to-the-home, or FTTH, network.  Home broadband revenues accounted for 47% and 46% of total data service revenues for the three months ended March 31, 2020 and 2019, respectively.  PLDT’s FTTH nationwide network roll-out has reached 7.5 million homes passed as of March 31, 2020.

Voice Services

Revenues from our voice services decreased by Php27 million to Php6,322 million for the three months ended March 31, 2020 from Php6,349 million in the same period in 2019, primarily due to lower revenues from local exchange and domestic services, partly offset by higher revenues from international services of PLDT Global.  The decline in local exchange and domestic services was partly due to the continued popularity of services such as Skype, Viber, Line, Facebook Messenger, Google Talk and WhatsApp, offering free OTT calling services, and other similar services, as well as subscribers’ shift to mobile services.  The percentage contribution of voice service revenues to our fixed line service revenues accounted for 28% and 29% for the three months ended March 31, 2020 and 2019, respectively.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees.  These service revenues decreased by Php31 million, or 16%, to Php163 million for the three months ended March 31, 2020 from Php194 million in the same period in 2019.  The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for 1% in each of the three months ended March 31, 2020 and 2019.

Non-service Revenues

Non-service revenues decreased by Php282 million, or 61%, to Php178 million for the three months ended March 31, 2020 from Php460 million in the same period in 2019, primarily due to lower sale of Telpad and PLP units, hardware, computer bundles and managed ICT equipment.

Expenses

Expenses related to our Fixed Line business segment totaled Php17,839 million for the three months ended March 31, 2020, an increase of Php825 million, or 5%, as compared with Php17,014 million in the same period in 2019.  The increase was primarily due to higher selling, general and administrative expenses, interconnection costs, depreciation and amortization, and provisions, partly offset by lower expenses related to cost of sales and services, and asset impairment.  As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 79% and 77% for the three months ended March 31, 2020 and 2019, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the three months ended March 31, 2020 and 2019 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2020	%	2019	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	10,265	57	9,729	57	536	6
Depreciation and amortization	4,212	24	4,059	24	153	4
Interconnection costs	1,899	11	1,608	10	291	18
Cost of sales and services	826	5	1,008	6	(182)	(18)
Provisions	608	3	555	3	53	10
Asset impairment	29	—	55	—	(26)	(47)
Total	17,839	100	17,014	100	825	5

Selling, general and administrative expenses increased by Php536 million, or 6%, to Php10,265 million primarily due to higher expenses related to repairs and maintenance, compensation and employee benefits, and rent, partly offset by lower professional and other contracted services, selling and promotions, and taxes and licenses.

Depreciation and amortization charges increased by Php153 million, or 4%, to Php4,212 million mainly on account of higher depreciable asset base.

Interconnection costs increased by Php291 million, or 18%, to Php1,899 million, primarily due to higher international interconnection costs of PLDT Global, partly offset by lower domestic interconnection costs, mainly due to the impact of reduction in interconnection rate for voice services.

Cost of sales and services decreased by Php182 million, or 18%, to Php826 million, primarily due to lower cost of Telpad and PLP units, hardware, computer bundles and managed ICT equipment, as well as lower cost of services.

Provisions increased by Php53 million, or 10%, to Php608 million, primarily due to higher provisions for expected credit losses and inventory obsolescence.

Asset impairment, consisting mainly of impairment of contract assets, decreased by Php26 million, or 47%, to Php29 million.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the three months ended March 31, 2020 and 2019:

			Change
	2020	2019	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Financing costs – net	(1,276)	(1,263)	(13)	(1)
Gains (losses) on derivative financial instruments – net	(5)	3	(8)	(267)
Foreign exchange gains (losses) – net	1	(1)	2	200
Equity share in net earnings of associates	47	47	—	—
Interest income	142	210	(68)	(32)
Other income – net	458	467	(9)	(2)
Total	(633)	(537)	(96)	(18)

Our Fixed Line business segment’s other expenses amounted to Php633 million for the three months ended March 31, 2020, an increase of Php96 million, or 18%, from Php537 million in the same period in 2019, primarily due to the combined effects of the following: (i) lower interest income by Php68 million; (ii) higher net financing costs by Php13 million; (iii) lower other income – net by Php9 million; and (iv) net losses on derivative financial instruments of Php5 million in 2020 as against net gains on derivative financial instruments of Php3 million in 2019.

Provision for Income Tax

Provision for income tax amounted to Php1,090 million for the three months ended March 31, 2020, a decrease of Php28 million, or 3%, from Php1,118 million in the same period in 2019, primarily due to lower taxable income.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php3,133 million for the three months ended March 31, 2020, a decrease of Php197 million, or 6%, as compared with Php3,330 million in the same period in 2019.

EBITDA

Our Fixed Line business segment’s EBITDA increased by Php24 million to Php9,068 million for the three months ended March 31, 2020 from Php9,044 million in the same period in 2019.  EBITDA margin decreased to 40% for the three months ended March 31, 2020 from 42% in the same period in 2019.

Core Income

Our Fixed Line business segment’s core income decreased by Php323 million, or 9%, to Php3,085 million for the three months ended March 31, 2020 from Php3,408 million in the same period in 2019, primarily due to higher depreciation and amortization and net financing costs.

Others

Revenues

Revenues generated from our Other business segment amounted to nil in each of the three months ended March 31, 2020 and 2019.

Expenses

Expenses related to our Other business segment totaled Php6 million in each of the three months ended March 31, 2020 and 2019.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the three months ended March 31, 2020 and 2019:

			Change
	2020	2019	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Equity share in net losses of associates and joint ventures	(579)	(417)	(162)	(39)
Foreign exchange gains – net	3	5	(2)	(40)
Financing costs – net	—	(15)	15	100
Interest income	40	129	(89)	(69)
Other income (expenses) – net	(453)	336	(789)	(235)
Total	(989)	38	(1,027)	(2,703)

Our Other business segment’s other expenses amounted to Php989 million for the three months ended March 31, 2020, a change of Php1,027 million as against other income of Php38 million in the same period in 2019, primarily due to the combined effects of the following: (i) other expenses – net of Php453 million in 2020 as against other income – net of Php336 million in 2019 mainly due to unrealized losses on fair value in 2020 as against unrealized gains in 2019 of Rocket Internet investment, as well as unrealized losses on fair value of Phunware investment in 2020; (ii) higher equity share in net losses of associates and joint ventures by Php162 million mainly due to higher equity share in net losses of VIH; (iii) lower interest income by Php107 million; and (iv) lower net financing costs by Php15 million.

Net Income (Loss)

As a result of the foregoing, our Other business segment registered a net loss of Php897 million for the three months ended March 31, 2020, a change of Php916 million as against net income of Php19 million in the same period in 2019.

Core Income (Loss)

Our Other business segment’s core loss increased by Php184 million, or 69%, to Php451 million for the three months ended March 31, 2020 from Php267 million in the same period in 2019.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the three months ended March 31, 2020 and 2019, as well as our consolidated capitalization and other consolidated selected financial data as at March 31, 2020 and December 31, 2019:

	Three months ended March 31,
	2020	2019
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	16,920	16,477
Net cash flows used in investing activities	(19,239)	(17,474)
Payment for purchase of property and equipment, including capitalized interest	(17,074)	(18,938)
Net cash flows provided by (used in) financing activities	8,896	(5,385)
Net increase (decrease) in cash and cash equivalents	6,575	(6,368)

	March 31,	December 31,
	2020	2019
	(amounts in million Php)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	166,075	172,834

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	39,263	19,722
Total interest-bearing financial liabilities	205,338	192,556
Total equity attributable to equity holders of PLDT	108,721	111,987
	314,059	304,543

Other Selected Financial Data
Total assets	545,352	525,027
Property and equipment	242,512	232,134
Cash and cash equivalents	30,944	24,369
Short-term investments	2,949	314

Our consolidated cash and cash equivalents and short-term investments totaled Php33,893 million as at March 31, 2020.  Principal sources of consolidated cash and cash equivalents for the three months ended March 31, 2020 were cash flows from operating activities amounting to Php16,920 million, proceeds from availment of long-term and short-term debt of Php12,000 million and Php4,000 million, respectively, and interest received of Php380 million.  These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php17,074 million; (2) debt principal and interest payments of Php3,119 million and Php1,955 million, respectively; and (3) net payment for purchase of short-term investments of Php2,640 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php45,391 million as at March 31, 2019.  Principal sources of consolidated cash and cash equivalents for the three months ended March 31, 2019 were cash flows from operating activities amounting to Php16,477 million, proceeds from availment of long-term debt of Php4,000 million, net proceeds from maturity of short-term investments of Php1,062 million and interest received of Php577 million.  These funds were used principally for purchase of property and equipment, including capitalized interest, of Php18,938 million, debt principal and interest payments of Php6,320 million and Php1,703 million, respectively, and settlement of obligations under lease liabilities of Php1,313 million.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php443 million, or 3%, to Php16,920 million for the three months ended March 31, 2020 from Php16,477 million in the same period in 2019, primarily due to lower prepayments, , higher operating income, lower level of settlement of accrued expenses and other current liabilities, and lower pension contribution, partially offset by lower level of collection of receivables, and higher level of settlement of accounts payable and other noncurrent liabilities.

Cash flows provided by operating activities of our Wireless business segment increased by Php2,078 million, or 22%, to Php11,371 million for the three months ended March 31, 2020 from Php9,293 million in the same period in 2019, primarily due to lower prepayments, higher operating income, and lower level of settlement of accrued expenses and other current liabilities, partially offset by lower level of collection of receivables and higher level of settlement of accounts payable and other noncurrent liabilities.  Cash flows provided by operating activities of our Fixed Line business segment decreased by Php2,386 million, or 31%, to Php5,427 million for the three months ended March 31, 2020 from Php7,813 million in the same period in 2019 primarily due to lower level of collection of receivables and higher prepayments, partially offset by lower pension contribution and higher operating income.  Cash flows used in operating activities of our Other business segment decreased by Php33 million, or 46%, to Php38 million for the three months ended March 31, 2020 from Php71 million in the same period in 2019, primarily due to lower level of settlement of accrued expenses and other current liabilities.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php19,239 million for the three months ended March 31, 2020, an increase of Php1,765 million, or 10%, from Php17,474 million in the same period in 2019, primarily due to the combined effects of the following: (1) net payment for purchase of short-term investment of Php2,640 million in 2020 as against net proceeds from maturity of short-term investments of Php1,062 million in 2019; (2) lower interest received by Php197 million; and (3) lower payment for purchase of property and equipment, including capitalized interest, by Php1,864 million.

Our consolidated payment for purchase of property and equipment, including capitalized interest, for the three months ended March 31, 2020 totaled Php17,074 million, a decrease of Php1,864 million, or 10%, as compared with Php18,938 million in the same period in 2019.  Smart Group’s capital spending decreased by Php2,498 million, or 19%, to Php10,425 million for the three months ended March 31, 2020 from Php12,923 million in the same period in 2019.  Smart Group’s capex spending was primarily focused on expansion of LTE (4G) coverage and capacity.  PLDT’s capital spending increased by Php860 million, or 15%, to Php6,445 million for the three months ended March 31, 2020 from Php5,585 million in the same period in 2019.  PLDT’s capex spending was used to finance the fixed line modernization program and the continuous facility roll-out and expansion of our domestic and international fiber optic network.  The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows provided by financing activities amounted to Php8,896 million for the three months ended March 31, 2020, as against cash flows used in financing activities of Php5,385 million in the same period in 2019, primarily due to the combined effects of the following: (1) higher proceeds from availment of long-term debt by Php8,000 million; (2) proceeds from availment of short-term debt of Php4,000 million in 2020;
(3) lower payments of long-term debt by Php3,201 million; (4) higher settlement of obligations under lease liabilities by Php475 million in 2019; and (5) higher interest paid by Php252 million.

Debt Financing

Proceeds from availment of long-term and short-term debt for the three months ended March 31, 2020 amounted to Php12,000 million and Php4,000 million, respectively, mainly from PLDT’s and Smart’s drawings related to the financing of capital expenditure requirements and refinancing of maturing loan obligations.  Payments of principal and interest on our total debt amounted to Php3,119 million and Php1,955 million, respectively, for the three months ended March 31, 2020.

Our consolidated long-term and short-term debt increased by Php12,782 million, or 7%, to Php205,338 million as at March 31, 2020 from Php192,556 million as at December 31, 2019, primarily due to drawings from our long-term and short-term facilities, partly offset by debt amortizations and prepayments.  As at March 31, 2020, the long-term and short-term debt level of Smart increased by 5% to Php81,869 million from Php78,152 as at December 31, 2019, and PLDT’s long-term and short-term debt level increased by 8% to Php123,469 million from Php114,404 million as at December 31, 2019.

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements for a more detailed discussion of our long-term debt.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

As at March 31, 2020 and 2019, we are in compliance with all of our debt covenants.

See Note 21 – Interest-bearing Financial Liabilities – Compliance with Debt Covenants to the accompanying unaudited consolidated financial statements for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flows from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months; however, we may finance a portion of these from external sources if we consider it prudent to do so.

The following table shows the dividends declared to shareholders from the earnings for the three months ended March 31, 2020 and 2019:

	Date			Amount
Class	Approved(1)	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
2020
Common
Regular Dividend	March 5, 2020	March 19, 2020	April 3, 2020	39	8,426

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 28, 2020	February 24, 2020	March 15, 2020	—	12

Voting Preferred Stock	March 5, 2020	March 25, 2020	April 15, 2020	—	3
Charged to Retained Earnings					8,441

2019
Common
Regular Dividend	March 21, 2019	April 4, 2019	April 23, 2019	36	7,778

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 29, 2019	February 22, 2019	March 15, 2019	—	12

Voting Preferred Stock	March 7, 2019	March 27, 2019	April 15, 2019	—	3
Charged to Retained Earnings					7,793

(1)	Dividends were declared based on total amount paid up.

Our dividends declared after March 31, 2020 are as follow:

	Date			Amount
Class	Approved(1)	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	May 7, 2020	May 21, 2020	June 15, 2020	—	12

Voting Preferred	April 8, 2020	February 11, 2020	May 12, 2020	—	—
Charged to Retained Earnings					12
(1)	Dividends were declared based on total amount paid up.

See Note 20 – Equity to the accompanying unaudited consolidated financial statements for further details.

Changes in Financial Conditions

Our total assets amounted to Php545,352 million as at March 31, 2020, an increase of Php20,325 million, or 4%, from Php525,027 million as at December 31, 2019, primarily due to higher property and equipment, cash and cash equivalents, short-term investments, and trade receivables and other receivables.

Our total liabilities amounted to Php432,323 million as at March 31, 2020, an increase of Php23,586 million, or 6%, from Php408,737 million as at December 31, 2019, primarily due to higher interest-bearing financial liabilities, dividends payable and accounts payable.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 2, 2016, the PLDT Board of Directors approved the amendment of our dividend policy, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends.  This was in view of the elevated capital expenditures to support the build-out of a resilient and reliable data network, lower EBITDA primarily due to higher subsidies to grow the data business and defend market share, and the resources required to support the acquisition of SMC’s telecommunications business.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.  However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.  We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015, 60% of our core earnings for 2016, 2017 and 2018, and 60% of our telco core income for 2019.  The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.  Dividends are generally paid in Philippine pesos.  In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rate and remits the dollar dividends abroad, net of any applicable withholding tax.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments amounted to Php18 million for the three months ended March 31, 2020 as compared with Php15 million paid to shareholders in the same period in 2019.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a detailed discussion of our consolidated contractual undiscounted obligations as at March 31, 2020 and December 31, 2019, see Note 28 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to nil as at March 31, 2020 and December 31, 2019.

Quantitative and Qualitative Disclosures about Market Risks

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.  The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets.  Our Board of Directors reviews and approves policies for managing each of these risks.  We also monitor the market price risk arising from all financial instruments.

For further discussions of these risks, see Note 28 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at March 31, 2020 and December 31, 2019 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	March 31,	December 31,
	2020	2019
	(amounts in million Php)
Noncurrent Financial Assets
Other financial assets – net of current portion	1,716	1,657
Total noncurrent financial assets	1,716	1,657
Noncurrent Financial Liabilities
Interest-bearing financial liabilities	154,793	169,965
Customers’ deposits	1,475	1,539
Deferred credits and other noncurrent liabilities	1,224	1,953
Total noncurrent financial liabilities	157,492	173,457

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the three months ended March 31, 2020 and the year ended December 31, 2019:

	March 31,	December 31,
	2020	2019
	(amounts in million Php)
Profit and Loss
Interest income	358	1,745
Losses on derivative financial instruments – net	(12)	(284)
Accretion on financial liabilities	(31)	(122)
Interest on loans and other related items	(2,407)	(8,730)
Other Comprehensive Income
Net fair value losses on cash flow hedges – net of tax	(15)	(256)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact.  The average inflation rate in the Philippines for the three months ended March 31, 2020 and 2019 were 2.7% and 3.8%, respectively.  We expect inflation to stay within the 2% to 4% target range of the BSP.

PART II – OTHER INFORMATION

Measures We Have Taken in Light of the Covid-19 Outbreak

In view of the Covid-19 outbreak, Presidential Proclamation No. 929 was issued on March 16, 2020, declaring a State of Calamity throughout the Philippines for a period of six months from March 17, 2020 (at midnight) and imposed an ECQ throughout the island of Luzon until April 12, 2020. On March 25, 2020, Republic Act No. 11469, otherwise known as the “Bayanihan to Heal As OneAct”, was signed into law declaring a state of national emergency over the entire country, and the President of thePhilippines is authorized to exercise certain powers necessary to address the Covid-19 pandemic. On April 7, 2020, the Office of the President of the Philippines released a memorandum extending the ECQ over the entire Luzon island until April 30, 2020. On April 29, 2020, Executive Order No. 112 was issued, imposing an ECQ in high-risk geographic areas of the Philippines and a General Community Quarantine, or GCQ, in the rest of the country from May 1 to 15, 2020.  These measures have caused disruption to businesses and economic activities, and their impacts on businesses continue to evolve.

In light of the foregoing, we have conducted an analysis of PLDT’s risks, and have implemented the following measures to protect our employees, customers and trade partners.

People

On March 9, 2020, we instituted a travel ban to high risk countries covering our employees and implemented a partial lockdown of our corporate premises with access limited only to employees.  On March 12, 2020, we imposed a ban on all foreign travel.

To minimize exposure of our employees to the COVID-19 virus as well as to prevent its further spreading, we have implemented a Work from Home, or WFH, policy, which took effect on March 11, 2020 and covers most of our employees.

To ensure minimal disruption to our operations, we have taken steps to ensure that employees working from home are properly equipped with the appropriate digital equipment, including internet connection.

These arrangements shall continue until the enhanced community quarantine, or ECQ, imposed by the government is lifted on May 15, 2020.

PLDT will determine whether to continue WFH arrangements after the ECQ lifting.

For the employees that continue to work on-site, we have taken steps to try and minimize their risk of exposure to the COVID-19 virus.

Network and IT

As more and more people in the Philippines choose to work from home, we have been experiencing a significant increase in the usage of our internet services.  Since the beginning of the COVID-19 outbreak in the Philippines, we have been closely monitoring our network traffic for usage spikes and possible congestion.  As of the date of this report, we have sufficient capacity to serve the increased connectivity needs of all our subscribers.  We are equipped with the technology to manage our network infrastructure remotely, which helps us respond to changes in internet traffic more efficiently.  We have taken steps to ensure that our critical network and IT systems continue to operate by taking measures to secure the staff within the said facilities.  We have also moved essential spare parts and supplies from our regional warehouses to Metropolitan Manila to help us undertake maintenance and repairs more efficiently.

Customer Service

To provide customers with connectivity when they need it the most, we are providing zero-rated access to certain government agencies and emergency hotlines, boosting minimum speeds for our Home subscribers, increasing data allocations for prepaid and Enterprise customers, equipping our Enterprise customers with telecommuting solutions, granting a 30-day payment extension period to our postpaid customers, and for our OFWs extending duration of free calls through our Free Bee app.  On May 1, 2020, we started implementing a six-month installment payment program for the outstanding monthly bills of our postpaid subscribers.  Under this payment program, PLDT Home, Smart and Sun consumer postpaid subscribers can settle their unpaid balances as of April 30, 2020 in six equal monthly payments with 0% interest and no penalties.

In cases where our service teams need to enter customers’ homes or business premises, we have equipped them with protective gear such as face masks and gloves.  Members of our service teams have also been trained in the proper health protocols for before, during, and after site visits, including maintaining proper social distances with customers at all times.

We have taken the following precautionary measures at our stores:

•	provided 70% alcohol at all counters for employees and customers;

•	provided Lysol wipes and alcohol pads to sanitize work area after each transaction;

•	provided Lysol spray to sanitize the air and incoming deliveries;

•	provided handheld infrared thermometers for employees to take temperatures of all visitors to our stores, including customers and third-party personnel; and

•	provided facial masks for customer-facing employees.

Commitment of New Investments in Voyager Innovations Holdings, Pte. Ltd., or VIH

On April 16, 2020, PLDT, together with KRR, Tencent, IFC and IFC Emerging Asia Fund, entered into an agreement with VIH, to commit up to US$120 million of new funding towards expansion efforts of VIH.  This follows KKR’s, Tencent’s, IFC’s and IFC Emerging Asia Fund’s initial investment totaling US$215 million made to VIH in 2018.  VIH plans to apply some or all of the US$120 million investment in developing its financial technology arm, PayMaya Philippines, or PayMaya.

Amendments to the Articles of Incorporation of PLDT

On April 8, 2020, the Board of Directors approved the amendment of the Second Article of the Articles of Incorporation of PLDT, or the Amendment, (a) to reflect the current focus of PLDT’s business, which is the provision of telecommunications services through trending and constantly evolving technologies and innovative products and services; and (b) allow sufficient flexibility for the PLDT business units to design their operations and expand their products and services by constantly transforming PLDT from being the country’s leading telecommunications company to a dynamic and customer-centric multi-media organization.

The Amendment will be submitted for approval by the Stockholders in the June 9, 2020 Annual Meeting of Stockholders of PLDT.

Expiration of SubicTel’s Franchise

Effective January 23, 2020, PLDT Subic Telecom, Inc., or SubicTel ceased to operate as a telecommunications service provider, pursuant to the expiration of its franchise issued by the Subic Bay Metropolitan Authority, or SBMA.  In order to facilitate continued customer service, arrangements have been made between SubicTel and PLDT where PLDT would make its services available to the affected SubicTel subscribers on voluntary basis.  The NTC interposed no objection to the transfer of SubicTel’s subscribers to PLDT, subject to certain conditions.  Likewise, the SBMA Board approved the issuance of Certificate of Registration to PLDT to operate within SBMA.  On September 24, 2019, the PLDT Board of Directors approved the acquisition of the assets and subscribers of SubicTel for a total consideration of Php675 million.  PLDT has committed to provide financial support to discharge SubicTel’s liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Redemption of SIP Shares

On January 28, 2020, the Board authorized the redemption of shares of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock (the “SIP Shares”) which were issued in the year 2014, effective May 12, 2020.  The record date for the determination of the holders of outstanding SIP Shares subject for redemption is February 11, 2020.

Expiration of Maratel’s Legislative Franchise

Effective April 2020, PLDT-Maratel, Inc., or Maratel, ceased to operate as a telecommunications service provider, following the expiration of its legislative franchise, R.A. 7970.  In order to ensure continued customer service, Maratel will assign its assets and subscribers, or the “Maratel Subscribers”, to PLDT who undertakes to offer its services to Maratel Subscribers on voluntary basis.  The NTC interposed no objection to the transfer of Maratel’s subscribers to PLDT, subject to certain conditions.  On November 7, 2019, the PLDT Board of Directors approved the acquisition of the assets and Maratel Subscribers for a total consideration of Php442 million.  PLDT has committed to provide financial support to discharge Maratel’s liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Smart, Globe and Dito Joint Venture on Mobile Number Portability

In 2019, Smart, along with Globe and Dito entered into an agreement to form a joint venture that will address the requirements of Republic Act No. 11202, or the Mobile Number Portability, or MNP, Act.  The newly enacted law allows mobile phone users to switch networks or change their subscription from prepaid to postpaid or vice versa, without changing their mobile numbers.

The joint venture company, TCI was incorporated in the Philippines on December 26, 2019 and registered with the Philippine SEC on January 17, 2020.  The primary purpose of the joint venture is to serve as a clearing house for MNP.  TCI will ensure smooth implementation of mobile number porting services.  Smart subscribed to Php10 million representing 33.3% equity interest in TCI, which is equivalent to 10 million shares at a subscription price of Php1.00 per share.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other.

For updates relating to the above discussion, please see Note 27 – Provisions and Contingencies to the accompanying unaudited consolidated financial statements.

For updates on matters relating to the (1) Department of Labor and Employment, or DOLE, Compliance Order to PLDT, see Note 27 – Provisions and Contingencies; (2) Petition against the Philippine Competition Commission, see Note 11 – Investment in Associates and Joint Ventures; and (3) Wilson Gamboa and Jose M. Roy III Petition, see Note 27 – Provisions and Contingencies, to the accompanying unaudited consolidated financial statements.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 25 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at March 31, 2020:

Type of Accounts Receivable	Total	Current	31-60 Days	61-90 Days	Over 91 Days
	(amounts in million Php)
Retail subscribers	19,763	8,403	1,345	234	9,781
Corporate subscribers	12,985	4,404	2,196	721	5,664
Foreign administrations	2,060	1,099	108	38	815
Domestic carriers	386	53	177	7	149
Dealers, agents and others	6,995	3,040	825	235	2,895
Total	42,189	16,999	4,651	1,235	19,304
Less: Allowance for doubtful accounts	17,755
Total Receivables - net	24,434

A-1

ANNEX II – Financial Soundness Indicators

The following table shows our financial soundness indicators as at March 31, 2020 and December 31, 2019:

	March 31,	December 31,
	2020	2019
Current Ratio(1)	0.36:1.0	0.37:1.0
Acid Test Ratio(2)	0.25:1.0	0.23:1.0
Solvency Ratio(3)	0.33:1.0	0.35:1.0
Net Debt to Equity Ratio(4)	1.58:1.0	1.50:1.0
Net Debt to EBITDA Ratio(5)	2.10:1.0	2.10:1.0
Total Debt to EBITDA Ratio(6)	2.52:1.0	2.41:1.0
Asset to Equity Ratio(7)	5.02:1.0	4.69:1.0
Interest Coverage Ratio(8)	4.43:1.0	4.63:1.0
Profit Margin(9)	13%	13%
Return on Assets(10)	4%	5%
Return on Equity(11)	20%	20%
EBITDA Margin(12)	47%	49%

(1)	Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)
(2)	Acid test ratio is measured as total of cash and cash equivalent, short-term investments and trade and other receivables divided by total current liabilities.
(3)	Solvency ratio is measured as adding back non-cash expenses to the net income after tax divided by total debt (long-term debt, including current portion.)
(4)

Net Debt to equity ratio is measured as total debt (long-term debt, including current portion) less cash and cash equivalent and short-term investments divided by total equity attributable to equity holders of PLDT.

(5)	Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion) less cash and cash equivalent and short-term investments divided by EBITDA for the period.
(6)	Total Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion) divided by EBITDA for the period.
(7)	Asset to equity ratio is measured as total assets divided by total equity attributable to equity holders of PLDT.
(8)	Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the period, divided by total financing cost for the period.
(9)	Profit margin is derived by dividing net income for the periodwith total revenues for the period.
(10)	Return on assets is measured as net income for the period divided by average total assets.
(11)	Return on Equity is measured as net income for the period divided by average total equity attributable to equity holders of PLDT.
(12)	EBITDA margin for the period is measured as EBITDA divided by service revenues for the period.

EBITDA for the period is measured as net income for the period excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associated and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net for the period.

A-2

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first quarter of 2020 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Manuel V. Pangilinan
Manuel V. Pangilinan
Chairman of the Board
President and Chief Executive Officer

Signature and Title:	/s/ Anabelle Lim-Chua
Anabelle Lim-Chua
Senior Vice President
(Principal Financial Officer)

Signature and Title:	/s/ June Cheryl A. Cabal-Revilla
June Cheryl A. Cabal-Revilla
Senior Vice President
(Principal Accounting Officer)

Date: May 7, 2020

S-1

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2020 (UNAUDITED) AND DECEMBER 31, 2019 (AUDITED)

AND FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019 (UNAUDITED)

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in million pesos)

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment (Notes 9 and 22)	242,512	232,134
Right-of-use assets (Note 10)	16,065	15,890
Investments in associates and joint ventures (Note 11)	53,325	53,863
Financial assets at fair value through profit or loss (Note 12)	2,926	3,369
Investment properties (Notes 6 and 14)	778	778
Goodwill and intangible assets (Note 15)	67,649	67,825
Deferred income tax assets – net (Note 7)	22,333	23,623
Derivative financial assets – net of current portion (Note 28)	1	1
Prepayments – net of current portion (Notes 19 and 25)	50,737	48,933
Financial assets at fair value through other comprehensive income – net of current portion (Notes 6, 11 and 25)	161	162
Contract assets – net of current portion (Note 5)	755	750
Other financial assets – net of current portion (Note 28)	2,053	1,986
Other non-financial assets – net of current portion	143	136
Total Noncurrent Assets	459,438	449,450
Current Assets
Cash and cash equivalents (Note 16)	30,944	24,369
Short-term investments (Note 28)	2,949	314
Trade and other receivables (Note 17)	24,434	22,436
Inventories and supplies (Note 18)	2,868	3,412
Current portion of contract assets (Notes 5 nd 29)	1,931	1,997
Current portion of derivative financial assets (Note 28)	28	41
Current portion of debt instruments at amortized cost (Note 13)	—	150
Current portion of prepayments (Note 19)	11,518	11,298
Current portion of financial assets at fair value through other comprehensive income (Notes 6, 11 and 25)	2,793	2,757
Current portion of other financial assets (Notes 20 and 28)	8,088	8,086
Current portion of other non-financial assets	361	717
Total Current Assets	85,914	75,577
TOTAL ASSETS	545,352	525,027

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Note 20)	1,093	1,093
Treasury stock (Note 20)	(6,505)	(6,505)
Treasury shares under employee benefit trust (Note 26)	(23)	(394)
Capital in excess of par value (Note 20)	130,312	130,312
Other equity reserves (Note 26)	24	276
Retained earnings (Note 20)	15,534	18,063
Other comprehensive loss (Note 6)	(32,224)	(31,368)
Total Equity Attributable to Equity Holders of PLDT (Note 28)	108,721	111,987
Noncontrolling interests (Note 6)	4,308	4,303
TOTAL EQUITY	113,029	116,290

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(in million pesos)

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 21 and 28)	166,075	172,834
Lease liabilities – net of current portion (Note 10)	12,676	13,100
Deferred income tax liabilities (Note 7)	2,513	2,583
Derivative financial liabilities – net of current portion (Note 28)	14	25
Customers’ deposits (Note 28)	2,206	2,205
Pension and other employee benefits (Note 26)	9,504	8,985
Deferred credits and other noncurrent liabilities (Note 22)	3,767	4,557
Total Noncurrent Liabilities	196,755	204,289
Current Liabilities
Accounts payable (Note 23)	80,545	77,845
Accrued expenses and other current liabilities (Notes 24 and 27)	100,717	100,815
Current portion of interest-bearing financial liabilities (Notes 21 and 28)	39,263	19,722
Current portion of lease liabilities (Note 10)	3,657	3,215
Dividends payable (Note 20)	10,007	1,584
Current portion of derivative financial liabilities (Note 28)	81	88
Income tax payable	1,298	1,179
Total Current Liabilities	235,568	204,448
TOTAL LIABILITIES	432,323	408,737
TOTAL EQUITY AND LIABILITIES	545,352	525,027

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Three Months Ended March 31, 2020 and 2019

(in million pesos, except earnings per common share amounts which are in pesos)

	2020	2019
	(Unaudited)
REVENUES
Service revenues (Note 5)	41,797	38,792
Non-service revenues (Note 5)	1,849	1,826
	43,646	40,618
EXPENSES
Selling, general and administrative expenses (Note 5)	17,851	15,891
Depreciation and amortization (Notes 9 and 10)	10,286	9,346
Cost of sales and services (Note 5)	3,029	2,884
Asset impairment (Note 5)	1,060	1,357
Interconnection costs	302	835
	32,528	30,313
	11,118	10,305

OTHER EXPENSES – NET (Note 5)	(2,787)	(1,292)
INCOME BEFORE INCOME TAX	8,331	9,013

PROVISION FOR INCOME TAX (Note 7)	2,356	2,290
NET INCOME	5,975	6,723
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	5,912	6,708
Noncontrolling interests	63	15
	5,975	6,723
Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	27.30	30.98
Diluted	27.30	30.98

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended March 31, 2020 and 2019

(in million pesos)

	2020	2019
	(Unaudited)
NET INCOME	5,975	6,723
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Fair value changes of financial assets at fair value through other comprehensive income (Note 25)	2	33
Net transactions on cash flow hedges:	(15)	(76)
Net fair value losses on cash flow hedges (Note 28)	(23)	(103)
Income tax related to fair value adjustments charged directly to equity (Note 7)	8	27
Foreign currency translation differences of subsidiaries	(330)	43
Net other comprehensive loss to be reclassified to profit or loss in subsequent periods	(343)	—
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method (Note 11)	(5)	(6)
Actuarial losses on defined benefit obligations:	(508)	(550)
Remeasurement in actuarial losses on defined benefit obligations (Note 26)	(725)	(786)
Income tax related to remeasurement adjustments (Note 7)	217	236
Net other comprehensive loss not to be reclassified to profit or loss in subsequent periods	(513)	(556)
Total Other Comprehensive Loss – Net of Tax	(856)	(556)
TOTAL COMPREHENSIVE INCOME	5,119	6,167
ATTRIBUTABLE TO:
Equity holders of PLDT	5,056	6,152
Noncontrolling interests	63	15
	5,119	6,167

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Ended March 31, 2020 and 2019

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Treasury Shares under Employee Benefit Trust	Capital in Excess of Par Value	Other Equity Reserves	Retained Earnings	Other Comprehensive (Loss)	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2020	510	1,093	(6,505)	(394)	130,312	276	18,063	(31,368)	111,987	4,303	116,290
Treasury shares under employee benefit trust (Note 26)	—	—	—	371	—	—	—	—	371	—	371
Other equity reserves (Note 26)	—	—	—	—	—	(252)	—	—	(252)	—	(252)
Cash dividends (Note 20)	—	—	—	—	—	—	(8,441)	—	(8,441)	—	(8,441)
Total comprehensive income (loss):	—	—	—	—	—	—	5,912	(856)	5,056	63	5,119
Net income (Note 8)	—	—	—	—	—	—	5,912	—	5,912	63	5,975
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(856)	(856)	—	(856)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	—	—	—	(58)	(58)
Balances as at March 31, 2020 (Unaudited)	510	1,093	(6,505)	(23)	130,312	24	15,534	(32,224)	108,721	4,308	113,029

Balances as at January 1, 2019 (as previously stated)	510	1,093	(6,505)	(854)	130,526	697	12,081	(25,190)	112,358	4,308	116,666
Effect of adoption of PFRS 16	—	—	—	—	—	—	(1,253)	—	(1,253)	—	(1,253)
Balances as at January 1, 2019 (as restated)	510	1,093	(6,505)	(854)	130,526	697	10,828	(25,190)	111,105	4,308	115,413
Treasury shares under employee benefit trust (Note 26)	—	—	—	460	—	—	—	—	460	—	460
Other equity reserves (Note 26)	—	—	—	—	—	(504)	—	—	(504)	—	(504)
Cash dividends (Note 20)	—	—	—	—	—	—	(7,793)	—	(7,793)	—	(7,793)
Total comprehensive income (loss):	—	—	—	—	—	—	6,708	(556)	6,152	15	6,167
Net income (Note 8)	—	—	—	—	—	—	6,708	—	6,708	15	6,723
Other comprehensive loss (Note 6)	—	—	—	—	—	—	—	(556)	(556)	—	(556)
Distribution charges on perpetual notes (Note 20)	—	—	—	—	—	—	(59)	—	(59)	—	(59)
Balances as at March 31, 2019 (Unaudited)	510	1,093	(6,505)	(394)	130,526	193	9,684	(25,746)	109,361	4,323	113,684

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2020 and 2019

(in million pesos)

	2020	2019
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	8,331	9,013
Adjustments for:
Depreciation and amortization (Notes 9 and 10)	10,286	9,346
Interest on loans and other related items – net (Note 5)	2,016	1,740
Asset impairment (Note 5)	1,060	1,357
Equity share in net losses of associates and joint ventures (Notes 5 and 11)	532	370
Pension benefit costs (Notes 5 and 26)	479	355
Accretion on lease liabilities (Notes 5, 10 and 29)	230	222
Incentive plan (Notes 5 and 26)	210	90
Amortization of intangible assets (Notes 5 and 15)	176	196
Losses on disposal of property and equipment (Note 9)	48	14
Accretion on financial liabilities (Notes 5 and 21)	31	31
Foreign exchange losses – net (Notes 5 and 9)	24	18
Losses on derivative financial instruments – net (Notes 5 and 28)	12	3
Interest income (Note 5)	(358)	(552)
Impairment of investments (Note 11)	—	34
Others	376	(377)
Operating income before changes in assets and liabilities	23,453	21,860
Decrease (increase) in:
Prepayments	(2,129)	(4,653)
Other financial and non-financial assets	429	159
Trade and other receivables	(2,776)	774
Inventories and supplies	596	149
Contract assets	(6)	246
Increase (decrease) in:
Customers’ deposits	—	2
Pension and other employee benefits	(1,392)	(2,570)
Other noncurrent liabilities	(473)	(29)
Accounts payable	(564)	2,430
Accrued expenses and other current liabilities	154	(1,337)
Net cash flows generated from operations	17,292	17,031
Income taxes paid	(372)	(554)
Net cash flows from operating activities	16,920	16,477

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Three Months Ended March 31, 2020 and 2019

(in million pesos)

	2020	2019
	(Unaudited)
CASH FLOWS USED IN INVESTING ACTIVITIES
Interest received	380	577
Proceeds from:
Maturity of short-term investments	303	1,167
Redemption of investment in debt securities	150	—
Disposal of property and equipment (Note 9)	33	37
Payments for:
Interest capitalized to property and equipment (Notes 5 and 9)	(391)	(358)
Purchase of short-term investments	(2,943)	(105)
Purchase of property and equipment (Note 9)	(16,683)	(18,580)
Acquisition of investments in subsidiaries – net of cash acquired	—	(69)
Disposal of financial assets at fair value through profit or loss (Note 12)	—	(82)
Increase in other financial and non-financial assets	(88)	(61)
Net cash flows used in investing activities	(19,239)	(17,474)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Notes 21 and 29)	12,000	4,000
Availments of short-term debt (Notes 21 and 29)	4,000	—
Derivative financial instruments (Notes 28 and 29)	—	25
Payments for:
Cash dividends (Notes 20 and 29)	(18)	(15)
Derivative financial instruments (Notes 28 and 29)	(41)	—
Distribution charges on perpetual notes (Note 20)	(59)	(59)
Debt issuance costs (Notes 21 and 29)	(124)	—
Obligations under lease liabilities (Notes 10 and 29)	(1,788)	(1,313)
Interest – net of capitalized portion (Notes 5, 21 and 29)	(1,955)	(1,703)
Long-term debt (Notes 21 and 29)	(3,119)	(6,320)
Net cash flows from (used in) financing activities	8,896	(5,385)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2)	14
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,575	(6,368)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (Note 16)	24,369	51,654
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (Note 16)	30,944	45,286

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at March 31, 2020.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at March 31, 2020.  On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at March 31, 2020, the JG Summit Group beneficially owned approximately 11% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at March 31, 2020.  See Note 20 – Equity – Preferred Stock – Voting Preferred Stock and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE.  On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share.  Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility.  The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”.  There were approximately 18.6 million ADSs outstanding as at March 31, 2020.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multi-media services nationwide.  We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance.  Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.  Information on our structure is provided in Note 2 – Summary of Significant Accounting Policies – Basis of Consolidation.  Information on other related party relationships of the PLDT Group is provided in Note 25 – Related Party Transactions.

Articles of Incorporation

On April 8, 2020, the Board of Directors approved the amendment of the Second Article of the Articles of Incorporation of PLDT, or the Amendment, (a) to reflect the current focus of PLDT’s business, which is the provision of telecommunications services through trending and constantly evolving technologies and innovative products and services; and (b) to allow sufficient flexibility for the PLDT business units to design their operations and expand their products and services by constantly transforming PLDT from being the country’s leading telecommunications company to a dynamic and customer-centric multi-media organization.

The Amendment will be submitted for approval by the Stockholders in the June 9, 2020 Annual Meeting of Stockholders of PLDT.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with Philippine Financial Reporting Standards, or PFRSs, as issued by the Philippine Financial Reporting Standards Council, or FRSC.

Our consolidated financial statements have been prepared under the historical cost basis, except for financial instruments at fair value through profit or loss, or FVPL, financial instruments at fair value through other comprehensive income, or FVOCI, and investment properties that are measured at fair values.

Our consolidated financial statements include adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods.  The results of operations for the three months ended March 31, 2020 are not necessarily indicative of the results of operations that may be expected for the full year.

Our consolidated financial statements are presented in Philippine Peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Our consolidated financial statements provide comparative information in respect of the previous period.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at March 31, 2020 and December 31, 2019:

			March 31, 2020		December 31, 2019
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC(a)	Cayman Islands	Investment company	—	100.0	—	100.0
Far East Capital Limited, or FECL(b)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(b)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc., or Wifun	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
Telesat, Inc.(b)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(b)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc., or Talas	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	100.0	—	100.0
netGames, Inc.(b)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(b)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Company, Inc., or PG1	Philippines	Air transportation business	65.0	—	65.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	Internal distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—

PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation, or MIC(b)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a)	In 2019, SMHC was dissolved.
(b)	Ceased commercial operations.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which PLDT obtains control, and continue to be consolidated until the date that such control ceases.  We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT.  We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of PLDT and to the noncontrolling interests, even if this results in the noncontrolling interests having a deficit balance.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and impact is presented as part of other equity reserves.

If PLDT loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the Parent Company’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

ePLDT’s Additional Investment in ePDS

On March 5, 2018 and August 7, 2018, the Board of Directors of ePLDT approved the additional investment in ePDS amounting to Php134 million and Php66 million, respectively, thereby increasing its equity interest in ePDS from 67% to 95%.  On November 7, 2019, ePLDT acquired the 5% minority interest in ePDS for a consideration of Php20 million, thereby increasing its equity interest in ePDS from 95% to 100%.  This transaction was eliminated in our consolidated financial statements.

Expiration of Digitel’s Legislative Franchise

On February 17, 1994, the Philippine Congress granted a legislative franchise to Digitel under R.A. No. 7678 to install, operate and maintain telecommunications systems throughout the Philippines for public domestic and international telecommunications, and for other purposes.  R.A. No. 7678 expired on February 17, 2019 and was not renewed due to the migration of all of its subscribers to PLDT in January 2018.  Our management is currently assessing the business direction of Digitel moving forward.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.

Decrease in PCEV’s Authorized Capital Stock and Par Value of Common Stock

On May 10, 2019 and June 25, 2019, PCEV’s Board of Directors and stockholders, respectively, approved the following resolutions and amendments to the articles of incorporation of PCEV: (a) decrease in the par value of common stock; and (b) decrease in the authorized capital stock as follows:

	Prior to Amendments			After Amendments
	Authorized Capital (Php)	Number of Shares	Par Value (Php)	Authorized Capital (Php)	Number of Shares	Par Value (Php)
	(in millions)			(in millions)
Common Stock	12,060	1	21,000	4,996	1	8,700
Class I Preferred Stock	67	33	2	67	33	2
Class II Preferred Stock	50	50	1	50	50	1
Total Authorized Capital Stock	12,177	84		5,113	84

The decrease in PCEV’s authorized capital was approved by the Philippine SEC on December 19, 2019.  Consequently, the partial return of capital representing their proportionate share in the decrease in par value amounting to Php6,825 million and Php4 million were paid to Smart and PCEV’s minority shareholders, respectively.  This transaction was eliminated in our consolidated financial statements.

Expiration of Philcom’s Legislative Franchise

Effective September 15, 2019, Philcom ceased to operate as a telecommunications service provider, pursuant to the expiration of its legislative franchise, R.A. 7783.  In order to facilitate continued customer service, arrangements have been made between Philcom and PLDT where PLDT would make its services available to the affected Philcom subscribers on voluntary basis.  The NTC interposed no objection to the transfer of Philcom’s subscribers to PLDT, subject to certain conditions.  Consequently, Philcom and PLDT executed a Deed of Assignment on August 15, 2019 and September 13, 2019 wherein all property and equipment of Philcom, accounts receivable, inventories and subscribers were transferred to PLDT for a total consideration of Php1,760 million and Php319 million, respectively, after complying with the conditions imposed by NTC.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Expiration of SubicTel’s Franchise

Effective January 23, 2020, SubicTel ceased to operate as a telecommunications service provider, pursuant to the expiration of its franchise issued by the Subic Bay Metropolitan Authority, or SBMA.  In order to facilitate continued customer service, arrangements have been made between SubicTel and PLDT where PLDT would make its services available to the affected SubicTel subscribers on voluntary basis.  The NTC interposed no objection to the transfer of SubicTel’s subscribers to PLDT, subject to certain conditions.  Likewise, the SBMA Board approved the issuance of Certificate of Registration to PLDT to operate within SBMA.  On September 24, 2019, the PLDT Board of Directors approved the acquisition of the assets and subscribers of SubicTel for a total consideration of Php675 million.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Expiration of Maratel’s Legislative Franchise

Effective April 2020, Maratel ceased to operate as a telecommunications service provider, following the expiration of its legislative franchise, R.A. 7970.  In order to ensure continued customer service, Maratel will assign its assets and subscribers, or the “Maratel Subscribers”, to PLDT who undertakes to offer its services to Maratel Subscribers on voluntary basis.  The NTC interposed no objection to the transfer of Maratel’s subscribers to PLDT, subject to certain conditions.  On November 7, 2019, the PLDT Board of Directors approved the acquisition of the assets and Maratel Subscribers for a total consideration of Php442 million.  PLDT has committed to provide financial support to discharge its liabilities as the need arises.  This transaction was eliminated in our consolidated financial statements.

Corona Virus, or Covid-19, Outbreak

In view of the Covid-19 outbreak, Presidential Proclamation No. 929 was issued on March16, 2020, declaring a State of Calamity throughout the Philippines for a period of six months from March 17, 2020 (at midnight) and imposed an enhanced community quarantine, or ECQ, throughout the island of Luzon until April 12, 2020. On March 25, 2020, Republic Act No. 11469, otherwise known as the “Bayanihan to Heal As One Act”, was signed into law declaring a state of national emergency over the entire country, and the President of the Philippines is authorized to exercise certain powers necessary to address the Covid-19 pandemic. On April 7, 2020, the Office of the President of the Philippines released a memorandum extending the ECQ over the entire Luzon island until April 30, 2020. On April 29, 2020, Executive Order No. 112 was issued, imposing an ECQ in high risk geographic areas of the Philippines and a General Community Quarantine in the rest of the country from May 1 to 15, 2020.  These measures have caused disruption to businesses and economic activities, and their impacts on businesses continue to evolve.

In the first quarter of 2020, total expenses related to our Covid-19 measures amounted Php140 million.  Considering the evolving nature of the outbreak, we cannot determine at this time the future impact to our financial position, performance and cash flows.  We will continue to monitor the situation.

New and Amended Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year, except that we have adopted the following new and amended standards starting January 1, 2020.  The adoption of these new and amended standards did not have significant impact on our financial position or performance.

•	Amendments to PFRS 3, Business Combination, Definition of Business

The amendments to PFRS 3 clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, and narrow the definition of outputs.  The amendments also add guidance to assess whether an acquired process is substantive and add illustrative examples.  An optional fair value concentration test is introduced which permits a simplified assessment of whether an acquired set of activities and assets is not a business.

An entity applies those amendments prospectively for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted.

These amendments will apply on our future business combinations.

•	Amendments to Philippine Accounting Standards, or PAS 1, Presentation of Financial Statements, and PAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Definition of Material

The amendments refine the definition of material in PAS 1 and align the definition used across PFRSs and other pronouncements.  They are intended to improve the understanding of the existing requirements rather than to significantly impact an entity’s materiality judgments.

An entity applies those amendments prospectively for annual reporting periods beginning on or after January 1, 2020 with early application permitted.

These amendments will have no significant impact on our consolidated financial statements.

•	Amendments to PFRS 9, Financial Instruments, PAS 39, Financial Instruments: Recognition and Measurement, and PFRS 7, Financial Instruments: Disclosures – Interest Rate Benchmark Reform

The amendments provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The amendments are applied retrospectively to those hedging relationships that existed at the beginning of the reporting period in which an entity first applies the amendments or were designated thereafter, and to the gain or loss recognized in other comprehensive income that existed at the beginning of the reporting period in which an entity first applies the amendments.  An entity applies the amendments retrospectively for annual reporting periods beginning on or after January 1, 2020 with early application permitted.

These amendments will have no significant impact on our consolidated financial statements.

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method.  The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree.  For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are expensed as incurred and included in selling, general and administrative expenses.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.  This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.  The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.  Contingent consideration classified as an asset or liability that is a financial instrument within the scope of PFRS 9 is measured at fair value with the changes in fair value recognized in profit or loss.  In accordance with PFRS 9, other contingent consideration that is not within the scope of PFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed.  If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date.  If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain on a bargain purchase is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete.  During the measurement period, which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.  During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence.  Significant influence is the power to participate in the financial and operating policy decisions of the investee but has no control nor joint control over those policies.  The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity.  Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.  The cost of the investments includes directly attributable transaction costs.  The details of our investments in associates are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Associates.

Under the equity method, an investment in an associate is carried at cost plus post acquisition changes in our share of net assets of the associate.  Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment.  Our consolidated income statements reflect our share in the financial performance of our associates.  Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and consolidated statement of changes in equity.  Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is included under “Other income (expenses)” in our consolidated income statement.  This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances.  When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates.  We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired.  If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statements.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value.  Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in our consolidated financial statements.

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns.  They are classified and accounted for as follows:

•

Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation in accordance with the PFRS applicable to the particular assets, liabilities and transactions.

•	Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements.  Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies.  The details of our investments in joint ventures are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture.  Our investment in the joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate with no remeasurement.

Current Versus Noncurrent Classifications

We present assets and liabilities in our consolidated statements of financial position based on current or noncurrent classification.

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•	Held primarily for the purpose of trading;
•	Expected to be realized within twelve months after the reporting period; or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as noncurrent.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;
•	It is held primarily for the purpose of trading;
•	It is due to be settled within twelve months after the reporting period; or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the period.

The terms of the liquidity that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as noncurrent.

Deferred income tax assets and liabilities are classified as noncurrent assets and liabilities, respectively.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine Peso, which is also the Parent Company’s functional currency.  The Philippine Peso is the currency of the primary economic environment in which we operate.  This is also the currency that mainly influences the revenue from and cost of rendering products and services.  Each entity in our Group determines its own functional currency and items included in the separate financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for the subsidiaries discussed below) is the Philippine Peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period.  All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.  The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. Dollar; the functional currency of iCommerce Investments Pte. Ltd., or iCommerce, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, is the Singaporean Dollar; and the functional currency of PT Advance Business Microsystems Global Solutions, or AGS Indonesia, is the Indonesian Rupiah.  As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine Peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month.  The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments.  Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change.  The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change.  The resulting translated amounts for non-monetary items are treated as the new historical cost.  Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate as at reporting date.

Financial Instruments

Financial Instruments – Initial recognition and subsequent measurement

Classification of financial assets

Financial assets are classified in their entirety based on the contractual cash flows characteristics of the financial assets and our business model for managing the financial assets.  We classify our financial assets into the following measurement categories:

•	Financial assets measured at amortized cost;
•	Financial assets measured at FVPL;
•	Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are reclassified to profit or loss; and
•	Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are not reclassified to profit or loss.

Contractual cash flows characteristics

In order for us to identify the measurement of our debt financial assets, a solely payments of principal and interest, or SPPI, test needs to be initially performed in order to determine whether the contractual terms of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  Once a debt financial asset passed the SPPI test, business model assessment, which identifies our objective of holding the financial assets – hold to collect or hold to collect and sell, will be performed.  Otherwise, if the debt financial asset failed the test, such will be measured at FVPL.

In making the assessment, we determine whether the contractual cash flows are consistent with a basic lending arrangement, i.e., interest includes consideration only for the time value of money, credit risk and other basic lending risks and costs associated with holding the financial asset for a particular period of time.  In addition, interest can include a profit margin that is consistent with a basic lending arrangement.  The assessment as to whether the cash flows meet the SPPI test is made in the currency in which the financial asset is denominated.  Any other contractual terms that introduce exposure to risks or volatility in the contractual cash flows that is unrelated to a basic lending arrangement, such as exposure to changes in equity prices or commodity prices, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

Business model

Our business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.  Our business model does not depend on management’s intentions for an individual instrument.

Our business model refers to how we manage our financial assets in order to generate cash flows.  Our business model determines whether cash flows will result from collecting contractual cash flows, collecting contractual cash flows and selling financial assets or neither.

Financial assets at amortized cost

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate, or EIR, method, less any impairment in value.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR.  The amortization is included in ‘Interest income’ in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and (ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset.  Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, short-term investments, trade and other receivables, and portions of other financial assets as at March 31, 2020 and December 31, 2019.  See Note 13 – Debt Instruments at Amortized Cost, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Financial assets at FVOCI (debt instruments)

A financial asset is measured at FVOCI if: (i) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at fair value.  Gains and losses arising from changes in fair value are included in other comprehensive income within a separate component of equity.  Impairment losses or reversals, interest income and foreign exchange gains and losses are recognized in profit and loss until the financial asset is derecognized.  Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.  This reflects the gain or loss that would have been recognized in profit or loss upon derecognition if the financial asset had been measured at amortized cost.  Impairment is measured based on the ECL model.

Our financial assets at FVOCI include receivables from MPIC as at March 31, 2020 and December 31, 2019.  See Note 25 – Related Party Transactions and Note 28 – Financial Assets and Liabilities.

Financial assets at FVPL

Financial assets at FVPL are measured at fair value.  Included in this classification are derivative financial assets, equity investments held for trading and debt instruments with contractual terms that do not represent solely payments of principal and interest.  Financial assets held at FVPL are initially recognized at fair value, with transaction costs recognized in our consolidated income statements as incurred.  Subsequently, they are measured at fair value and any gains or losses are recognized in our consolidated income statements.

Additionally, even if the asset meets the amortized cost or the FVOCI criteria, we may choose at initial recognition to designate the financial asset at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) that would otherwise arise from measuring financial assets on a different basis.

Trading gains or losses are calculated based on the results arising from trading activities of the PLDT Group, including all gains and losses from changes in fair value for financial assets and financial liabilities at FVPL, and the gains or losses from disposal of financial investments.

Our financial assets at FVPL include derivative financial assets and equity investments as at March 31, 2020 and December 31, 2019.  See Note 12 – Financial Assets at FVPL and Note 28 – Financial Assets and Liabilities.

Classification of financial liabilities

Financial liabilities are measured at amortized cost, except for the following:

•	Financial liabilities measured at FVPL;
•	Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when we retain continuing involvement;
•	Financial guarantee contracts;
•	Commitments to provide a loan at a below-market interest rate; and
•	Contingent consideration recognized by an acquirer in accordance with PFRS 3.

A financial liability may be designated at FVPL if it eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) or:

•	If a host contract contains one or more embedded derivatives; or
•

If a group of financial liabilities or financial assets and liabilities is managed and its performance evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

Where a financial liability is designated at FVPL, the movement in fair value attributable to changes in our own credit quality is calculated by determining the changes in credit spreads above observable market interest rates and is presented separately in other comprehensive income.

Our financial liabilities at FVPL include forward foreign exchange contracts, long-term principal only-currency swaps, interest rate swaps and liability from redemption of preferred stock as at March 31, 2020 and December 31, 2019.  See Note 28 – Financial Assets and Liabilities.

Our other financial liabilities include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable and certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at March 31, 2020 and December 31, 2019.  See Note 21 – Interest-bearing Financial Liabilities and Note 28 – Financial Assets and Liabilities.

Reclassifications of financial instruments

We reclassify our financial assets when, and only when, there is a change in the business model for managing the financial assets.  Reclassifications shall be applied prospectively and any previously recognized gains, losses or interest shall not be restated.  We do not reclassify our financial liabilities.

We do not reclassify our financial assets when:

•	A financial asset that was previously a designated and effective hedging instrument in a cash flow hedge or net investment hedge no longer qualifies as such;
•	A financial asset becomes a designated and effective hedging instrument in a cash flow hedge or net investment hedge; and
•	There is a change in measurement on credit exposures measured at FVPL.

Impairment of Financial Assets

We recognize ECL for the following financial assets that are not measured at FVPL.

•	Debt instruments that are measured at amortized cost and FVOCI.

No ECL is recognized on equity investments.

ECLs are measured in a way that reflects the following:

•	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;
•	The time value of money; and
•	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Financial assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL – not credit impaired

For credit exposures where there have not been significant increases in credit risk since initial recognition and that are not credit-impaired upon origination, the portion of lifetime ECLs that represent the ECLs that result from default events that are possible within the 12-months after the reporting date are recognized.

Stage 2: Lifetime ECL – not credit-impaired

For credit exposures where there have been significant increases in credit risk since initial recognition on an individual or collective basis but are not credit-impaired, lifetime ECLs representing the ECLs that result from all possible default events over the expected life of the financial asset are recognized.

Stage 3: Lifetime ECL – credit-impaired

Financial assets are credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of those financial assets have occurred.  For these credit exposures, lifetime ECLs are recognized and interest revenue is calculated by applying the credit-adjusted EIR to the amortized cost of the financial asset.

Loss allowances

Loss allowances are recognized based on 12-month ECL for debt instruments that are assessed to have low credit risk at the reporting date.  A financial asset is considered to have low credit risk if:

•	The financial instrument has a low risk of default;
•	The counterparty has a strong capacity to meet its contractual cash flow obligations in the near term; and
•	Adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the counterparty to fulfill its contractual cash flow obligations.

We consider a debt instruments to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’, or when the exposure is less than 30 days past due.

The loss allowances recognized in the period is impacted by a variety of factors, as described below:

•

Transfers between Stage 1 and Stage 2 and 3 due to the financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between 12-month and lifetime ECL;

•	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments derecognized in the period;
•

Impact on the measurement of ECL due to changes in probability of defaults, or PDs, loss given defaults, or LGDs, and exposure at defaults, or EADs, in the period, arising from regular refreshing of inputs to models;

•	Impacts on the measurement of ECL due to changes made to models and assumptions;
•	Unwinding of discount within ECL due to passage of time, as ECL is measured on a present value basis; and
•	Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.

Write-off policy

We write-off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, it has exhausted all practical recovery efforts and has concluded that it has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.  We write-off an account when all of the following conditions are met:

•	The asset is in past due for over 90 days, or is already an item-in-litigation with any of the following:
a.	No properties of the counterparty could be attached
b.	The whereabouts of the client cannot be located
c.	It would be more expensive for the Group to follow-up and collect the amount, hence we have ceased enforcement activity, and
d.	Collections can no longer be made due to insolvency or bankruptcy of the counterparty;
•	Expanded credit arrangement is no longer possible;
•	Filing of legal case is not possible; and
•	The account has been classified as ‘Loss’.

Simplified approach

The simplified approach, where changes in credit risk are not tracked and loss allowances are measured at amounts equal to lifetime ECL, is applied to ‘Trade and other receivables’ and ‘Contract assets’.  We have established a provision matrix for billed trade receivables and a vintage analysis for contract assets and unbilled trade receivables that is based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is primarily derecognized when: (1) the right to receive cash flows from the asset has expired; or (2) we have transferred the right to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either:
(a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in consolidated income statement.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability.  The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in consolidated income statement.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rates.  Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value.  Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.  The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques.  See Note 28 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expense) – Gains (losses) on derivative financial instruments – net” in our consolidated income statements.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.  The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.  Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.  In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statements.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging instrument is recognized in our consolidated income statements as financing cost.  The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statements.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method.  EIR amortization may begin as soon as adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in our consolidated income statements.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in our consolidated income statements.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  See Note 28 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast transaction occurs.  Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement.  If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement to hedge our interest rate exposure and a long-term principal only-currency swap agreement to hedge our foreign exchange exposure on certain outstanding loan balances.  See Note 28 – Financial Assets and Liabilities.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.  The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses.  Land is stated at cost less any impairment in value.  The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use.  Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met.  When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly.  Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied.  All other repairs and maintenance costs are recognized as expense as incurred.  The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met.

Depreciation and amortization commence once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets.  The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in consolidated income statement when the asset is derecognized.

Property under construction is stated at cost less any impairment in value.  This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction.  Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Property under construction is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset.  Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.  Capitalization of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and borrowing costs are incurred.  Borrowing costs are capitalized until the assets are substantially completed for their intended use or sale.

All other borrowing costs are expensed as incurred.  Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term.  We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment.  The amount of asset retirement obligations is accreted and such accretion is recognized as interest expense.  See Note 10 – Leases and Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs.  Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date.  Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect.  Fair values are determined based on an amount evaluation performed by a Philippine SEC accredited external independent valuer applying a valuation model recommended by the International Valuation Standards Committee.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal.  Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use.  For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use.  If owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property and equipment up to the date of change in use.  The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income.  On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition.  The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.  The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the economic useful life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired.  At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level.  The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable.  If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 15 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in our consolidated income statements when the asset is derecognized.

Internally generated intangibles are not capitalized, and the related expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average cost method.  Net realizable value is determined by either estimating the selling price in the ordinary course of business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired.  If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use, or VIU.  The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets.  When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining the fair value less costs of disposal, recent market transactions are taken into account.  If no such transactions can be identified, an appropriate valuation model is used.  Impairment losses are recognized in our consolidated income statements.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased.  If such indication exists, we make an estimate of the recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  If this is the case, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in our consolidated income statements.  After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment, ROU assets, and intangible assets with definite useful lives

For property and equipment and ROU assets, we assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.  For intangible assets with definite useful lives, we assess for impairment whenever there is an indication that the intangible assets may be impaired.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment, Note 10 – Leases and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired.  If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount.  The amount of impairment loss is recognized in our consolidated income statements.  See Note 11 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.  Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates.  When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized.  Impairment losses relating to goodwill cannot be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment testing of goodwill and intangible assets with indefinite useful life for further disclosures relating to impairment of non-financial assets.

Intangible asset with indefinite useful life

Intangible asset with indefinite useful life is not amortized but is tested for impairment annually either individually or at the CGU level, as appropriate.  We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statements.  Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment testing of goodwill and intangible assets with indefinite useful life for further disclosures relating to impairment of non-financial assets.

Investment in Debt Securities

Investment in debt securities consists of time deposits and government securities which are carried at amortized cost using the EIR method.  Interest earned from these securities is recognized under “Other income (expenses) – net – Interest income” in our consolidated income statements.

Cash and Cash Equivalents

Cash includes cash on hand and in banks.  Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Fair Value Measurement

We measure financial instruments such as derivatives, financial assets at FVPL, financial assets at FVOCI and non-financial assets such as investment properties, at fair value at each reporting date.  The fair values of financial instruments measured at amortized cost are disclosed in Note 28 – Financial Assets and Liabilities.  The fair values of investment properties are disclosed in Note 14 – Investment Properties.

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in our consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in our consolidated financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted FVPL financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as certain short-term investments and investment properties.  Involvement of external valuers is decided upon annually.  Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies.  For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.  This includes a discussion of the major assumptions used in the valuations.  For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenue

Revenue from contracts with customers

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which we expect to be entitled to in exchange for those goods or services.  PFRS 15 prescribes a five-step model to be followed in the recognition of revenue, wherein we take into consideration the performance obligations which we need to perform in the agreements we have entered into with our customers.  Revenue is measured by allocating the transaction price, which includes variable considerations, to each performance obligation on a relative stand-alone selling price basis, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable.  Transaction prices are adjusted for the effects of a significant financing component if we expect, at contract inception, that the period between the transfer of the promised goods or services to the customer and when the customer pays for that good or service will be more than one year.

When allocating the total contract transaction price to identified performance obligations, a portion of the total transaction price may relate to service performance obligations which were not satisfied or are partially satisfied as of end of the reporting period.  In determining the transaction price allocated, we do not include nonrecurring charges and estimates for usage, nor do we consider arrangements with an original expected duration of one year or less.

Remaining performance obligations are associated with our wireless and fixed line subscription contracts.  As at March 31, 2020, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php22,642 million, of which we expect to recognize approximately 54% in April to December 2020 and 46% in 2021 and onwards.  As at December 31, 2019, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php22,684 million, of which we expect to recognize approximately 68% in 2020 and 32% in 2021 and onwards.

When determining our performance obligations, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent.  We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement.  We are a principal and record revenue on a gross basis if we control the promised goods or services before transferring them or rendering those to the customer.  However, if our role is only to arrange for another entity to provide the goods or services, then we are an agent and will need to record revenue at the net amount that we retain for our agency services.

The disclosures of significant accounting judgments, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Identifying performance obligations.

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business.

Services may be rendered separately or bundled with goods or other services.  The specific recognition criteria are as follows:

i.	Single Performance Obligation (POB) Contracts

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart, Sun Cellular and Infinity brands, from local exchange services primarily through landline and related services, and from fixed line and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period.  Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers.  Services availed by subscribers in addition to these fixed fee arrangements are charged separately at their stand-alone selling prices and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided by Smart, Sun Cellular, TNT, SmartBro and Sun Broadband brands.  Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

We also consider recognizing revenue from the expected breakage or expiry of airtime load in proportion to the pattern of rights exercised by the customer if it expects to be entitled to that breakage amount.  If we do not expect to be entitled to a breakage amount based on historical experience with the customers, then we recognize the expected breakage amount as revenue when the likelihood of the prepaid customer exercising its remaining rights becomes remote.

Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long-distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.).  Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.  In general, non-refundable upfront fees, such as activation fees, that do not relate to the transfer of a promised good or service, are deferred and recognized as revenue throughout the estimated average length of the customer relationship, and the related incremental costs incurred are similarly deferred and recognized as expense over the same period, if such costs generate or enhance resources of the entity and are expected to be recovered.

Installation fees for voice services are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  Installation fees for data services are also not capable of being distinct from the sale of modem since the subscriber obtains benefit from the combined output of the installation services and the device, and is recognized upon delivery of the modem and performance of modem installation.  The related incremental costs are recognized in the same manner in our consolidated income statements, if such costs are expected to be recovered.

ii.	Bundled Contracts

In revenue arrangements, which involve bundled sales of mobile devices and accessories (non-service component), and telecommunication services (service component), the total transaction price is allocated based on the relative stand-alone selling prices of each distinct performance obligation.  Stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the transaction price allocation.  We adjust the transaction price for the effects of the time value of money if the timing of the payment and delivery of goods or services do not coincide, effects of which are considered as containing a significant financing component.

Revenues from the sale of non-service component are recognized at the point in time when the goods are delivered while revenues from telecommunication services component are recognized over on a straight-line basis over the contract period when the services are provided to subscribers.

Significant Financing Component

The non-service component included in contracts with customers have significant financing component considering the period between the time of the transfer of control over the mobile device and the customer’s payment of the price of the mobile device, which is more than one year.

The transaction price for such contracts is determined by discounting the amount of promised consideration using the appropriate discount rate.  We concluded that there is a significant financing component for those contracts where the customer elects to pay in arrears considering the length of time between the transfer of mobile device to the customer and the customer’s payment, as well as the prevailing interest rates in the market adjusted with customer credit spread.

Customer Loyalty Program

We operate customer engagement and loyalty programs which allows customers to accumulate points when postpaid customers pay their bills on time and in full, purchase products or services, and load or top-up for prepaid customers once registered to the program.  Customers may avail of the “MVP Rewards Card” for free, powered by PayMaya, which allows for instant conversion of points into the PayMaya wallet of the customer that can be used for all purchases transacted using the “MVP Rewards Card”.  The new customer loyalty program is not treated as separate performance obligation but as a reduction of revenue when earned, which is booked under loyalty expense.

iii.	International and Domestic Long Distance Contracts

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs.  Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed, or connection is provided, and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statements.  Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Variable consideration

We assessed that a variable consideration exists in certain interconnection agreements where there is a monthly aggregation period and the rates applied for the total monthly traffic will depend on the total traffic for the month.  We also consider whether contracts with carriers contain volume commitment or tiering arrangement whereby the rate being charged will change upon meeting certain volume of traffic.  We estimate the amount of variable consideration to which we are entitled and include in the transaction price some or all of an amount of variable consideration estimated arising from these agreements, unless the impact is not material.

iv.	Others

Revenues from VAS include streaming and downloading of games, music, video contents, loan services, messaging services, applications and other digital services which are only arranged for by us on behalf of third-party content providers.  The amount of revenue recognized is net of content provider’s share in revenue.  Revenue is recognized upon service availment.  We act as an agent for certain VAS arrangements.

Revenue from server hosting, co-location services and customer support services are recognized at point in time as the services are performed.

Contract balances

Contract assets

A contract asset is initially recognized for revenue earned from installation services because the receipt of consideration is conditional on successful completion of the installation.  Upon completion of the installation and acceptance by the customer, the amount recognized as contract assets is reclassified to trade receivables when billed.  Contract assets are subject to impairment assessment.  Refer to accounting policies on impairment of financial assets in section Financial instruments – initial recognition and subsequent measurement.

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).  Refer to accounting policies of financial assets in section Financial instruments – initial recognition and subsequent measurement.

Contract liabilities and unearned revenues

A contract liability is the obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer.  If a customer pays consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier).  Contract liabilities and unearned revenues are recognized as revenue when we perform under the contract.

Incremental costs to obtain contracts

We often give commissions and incentives to sales agent for meeting certain volume of new connections and corresponding value of plans contracted.  These costs are incremental costs to obtain as we would have not incurred these if the contract had not been obtained.  These are capitalized as an asset if these are expected to be recovered.  Any capitalized incremental costs to obtain would be amortized and recognized as expense over customer subscription period.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is identified.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain to be received if the entity settles the obligation.  The expense relating to any provision is presented in our consolidated income statements, net of any reimbursements.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense in our consolidated income statements.

Retirement Benefits

PLDT and certain of its subsidiaries are covered under R.A. 7641 otherwise known as “The Philippine Retirement Law”.

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and majority of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees.  Retirement costs are separately determined using the projected unit credit method.  This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

•	Service cost;
•	Net interest on the net defined benefit asset or obligation; and
•	Remeasurements of net defined benefit asset or obligation.

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Selling, general and administrative expenses – Compensation and employee benefits” account in our consolidated income statements.  These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation.  Net defined benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statements of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur.  Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly.  Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us.  Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach.  The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.  See Note 26 – Pension and Other Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and provides for qualified employees to receive a defined benefit minimum guarantee.  The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries account for their retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period.  The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method.  Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our consolidated income statement.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss.  Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs.  See Note 26 – Pension and Other Employee Benefits – Defined Contribution Plans for more details.

Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation.  Past service costs and actuarial gains and losses are recognized immediately in our consolidated income statement.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period and is determined using the projected unit credit method.  See Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits for more details.

Other Long-term Employee Benefits

Transformation Incentive Plan, or TIP

PLDT provides incentive compensation to key officers, executives and other eligible participants, in the PLDT Group in the form of PLDT Inc. common shares of stock, or Performance Shares, over a three-year vesting period from January 1, 2017 to December 31, 2019.  The award of the performance shares is contingent on the achievement of Performance Targets based on PLDT Group’s cumulative consolidated core net income.

The starting point of expense recognition is the date of grant, which is the date when the formal invitation letter was sent to the eligible participants.  The fair value of the award (excluding the effect of any service and non-market performance vesting conditions) is determined at the grant date.  At each subsequent reporting date until vesting, a best estimate of the cumulative charge to profit or loss at that date is computed.  As the share-based payments vests in installments over the service period, the award is treated as expense over the vesting period.

On December 11, 2018, the Executive Compensation Committee, or ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up was implemented for the 2019 TIP Grant.  The revised set-up includes a fixed number of shares that will be granted (“equity award”) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be paid in cash (“cash award”).  The fair value of the cash award is determined at each reporting date using the estimated fair value of the corresponding shares.  Please see Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit cost and other employee benefits.

Leases

We assess at contract inception whether the contract is, or contains, a lease.  That is, if the contract conveys right to control the use of an identified asset for a period of time in exchange for a consideration.

As a Lessee.  We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.  We recognize lease liabilities to make lease payments and ROU assets representing the right to use assets to the underlying assets.

•	ROU assets

We recognize ROU assets at the commencement date of the lease (i.e., the date the underlying asset is available for use).  ROU assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.  The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.  Unless it is reasonably certain that we obtain ownership of the leased asset at the end of the lease term, the recognized ROU assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.  ROU assets are subject to impairment.  Refer to the accounting policies in impairment of non-financial assets section.

•	Lease liabilities

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term.  The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.  The lease payments also include the exercise price of a purchase option reasonably certain to be exercised and payments of penalties for terminating a lease, if the lease term reflects exercising the option to terminate.  The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.  After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.  In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

We apply the short-term lease recognition exemption to our short-term leases of machinery and equipment  (i.e., those leases that have a lease term ending within 12 months or less from the commencement date and do not contain a purchase option).  We also apply the lease of low-value assets recognition exemption to leases that are considered of low value (i.e., below Php250 thousand).  Lease payments on short-term leases and leases of low-value assets are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

As a Lessor.  Leases in which we do not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases.  Rental income is accounted for on a straight-line basis over the lease term and is included in revenue in our consolidated income statements due to its operating nature.  Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the bases as rental income.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in our consolidated income statement.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO.  Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized.  Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our consolidated statements of comprehensive income and not in our consolidated income statements.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed.  The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our consolidated income statement.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT, if applicable.  When VAT from sales of goods and/or services (output VAT) exceeds VAT passed on from purchases of goods or services (input VAT), the excess is recognized as payable in our consolidated statements of financial position.  When VAT passed on from purchases of goods or services (input VAT) exceeds VAT from sales of goods and/or services (output VAT), the excess is recognized as an asset in our consolidated statements of financial position to the extent of the recoverable amount.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements.  They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote.  Contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post period-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements.  Post period-end events that are not adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued.  Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax.  Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statement of changes in equity and consolidated statements of financial position.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity.  No gain or loss is recognized in our consolidated income statements on the purchase, sale, reissuance or cancellation of our own equity instruments.  Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statement of changes in equity and consolidated statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statement of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our consolidated income statement as required or permitted by PFRS.

Standards Issued But Not Yet Effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are listed below.  We will adopt these standards and amendments to existing standards which are relevant to us when these become effective.

Effective beginning on or after January 1, 2021

•	PFRS 17, Insurance Contracts

PFRS 17 is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure.  Once effective, PFRS 17 will replace PFRS 4, Insurance Contracts.  This new standard on insurance contracts applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features.  A few scope exceptions will apply.

The overall objective of PFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers.  In contrast to the requirements in PFRS 4, which are largely based on grandfathering previous local accounting policies, PFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects.  The core of PFRS 17 is the general model, supplemented by:

1.	A specific adaptation for contracts with participation features (the variable fee approach); and
2.	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

PFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required.

The standard will have no significant impact on our consolidated financial statements.

Deferred effectivity

•	Amendments to PFRS 10, Consolidated Financial Statements and PAS 28, Investments in Associates and Joint Ventures, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between the PFRS 10 and PAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.  The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in PFRS 3.  Any gain or loss resulting from the sale or contribution of assets that does not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture.

On January 13, 2016, the FRSC deferred the original effective date of January 1, 2016 of the said amendments until the International Accounting Standards Board completes its broader review of the research project on equity accounting that may result in the simplification of accounting for such transactions and of other aspects of accounting for associates and joint ventures.  We are currently assessing the impact of this amendment.

3.	Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period.  The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements.  Selected critical judgments and estimates applied in the preparation of the annual consolidated financial statements as discussed below:

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in our financial statements.

Revenue Recognition

Identifying performance obligations

We identify performance obligations by considering whether the promised goods or services in the contract are distinct goods or services.  A good or service is distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and our promise to transfer the good or service to the customer is separately identifiable from the other promises in the contract.

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction.  The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately.  We account for customer contracts in accordance with PFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations.  The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of generally two years).  Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice services are considered as a single performance obligation together with monthly service fees, recognized over the customer subscription period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber.  Installation fees for data services are also not capable of being distinct from the sale of modem since the subscriber obtains benefit from the combined output of the installation services and the device, and is recognized upon delivery of the modem and performance of modem installation.

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements.  We determined that we control the goods before they are transferred to customers, and we have the ability to direct the use of the inventory.  The following factors indicate that we control the goods before they are being transferred to customers.  Therefore, we determined that we are the principal in these contracts.

•	We are primarily responsible for fulfilling the promise to provide the specified equipment;
•	We bear inventory risk on our inventory before it has been transferred to the customer;
•

We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited.  It is incumbent upon us to establish the price of our services to be offered to our subscribers; and

•	Our consideration in these contracts is the entire consideration billed to the service provider.

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements.  We have the primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenue from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation.  For the telecommunication service which is provided over the contract period of two years, revenue is recognized monthly as we provide the service because control is transferred over time.  For the device which is provided at the inception of the contract, revenue is recognized at the time of delivery because control is transferred at a point in time.

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either through the use of input or output methods.  Input method recognizes revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized through the use of input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the time of the transfer of control over the handset and the customer’s payment of the price of the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations and thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices.  The stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

In terms of allocation of transaction price between performance obligations, we assessed that allocating the transaction price using the stand-alone selling prices of the services and handset will result in more revenue allocated to non-service component.  The stand-alone selling price is based on the price in which we regularly sell the non-service and service component in a separate transaction.

Financial Instruments

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objective.  Our business model is not assessed on an instrument-by-instrument basis, but a higher level of aggregated portfolios and is based on observable factors such as:

a.	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;
b.	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and
c.	The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account.  If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model, but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, short-term investments, investment in debt securities and other long-term investments (Note 13 – Debt Instruments at Amortized Cost), and trade and other receivables, the business model is to collect the contractual cash flows until maturity.  For receivables from MPIC, we have determined that its business model is to both collect contractual cash flows and sale of financial assets.

PFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio of financial assets carried at amortized cost, we should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•	Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from Corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

•	Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty.  These are instances where:

a.	The counterparty is experiencing financial difficulty or is insolvent;
b.	The counterparty is in breach of financial covenant(s);

c.	An active market for that financial assets has disappeared because of financial difficulties;
d.	Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e.	It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f.	Financial assets are purchased or originated at a deep discount that reflects the incurred credit losses.

The criteria above have been applied to all financial instruments, except FVPL, held by us and are consistent with the definition of default used for internal credit risk management purposes.  The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, we assess whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition.  We consider reasonable and supportable information that is relevant and available without undue cost or effort for this purpose.  This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates.  If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-month ECL.

Using our judgment and, where possible, relevant historical experience, we may determine that an exposure has undergone a significant increase in credit risk based on particular qualitative indicators that we consider are indicative of such and whose effect may not otherwise be fully reflected in its quantitative analysis on a timely basis.

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due.  Days past due are determined by counting the number of days since the earliest elapsed due date in respect of which full payment has not been received.  Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk.  The provision for credit losses for these financial assets is based on a 12-month ECL.  The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates.  It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine Peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine Peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. Dollar; (b) iCommerce, CPL and AGSPL, which uses the Singaporean Dollar; and (c) AGS Indonesia, which uses the Indonesian Rupiah.

Determining the lease term of contracts with renewal and terminal options – Company as a Lessee

Upon adoption of PFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets.  See Section Leases for the accounting policy.

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option, under some of our lease agreements to lease the assets for additional terms.  We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise (or not to exercise) the option to renew or to terminate (e.g., a change in business strategy).

We included the renewal period as part of the lease term for leases such as poles and leased circuits due to the significance of these assets to our operations.  These leases have a non-cancellable period (i.e., one to 30 years) and there will be a significant negative effect on our provision of services if a replacement is not readily available.  Furthermore, the periods covered by termination options are included as part of these lease term only when they are reasonably certain not to be exercised.

See Note 10 – Leases for information on potential future payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

Total depreciation of ROU assets amounted to Php1,176 million for the three months ended March 31, 2020.  Total lease liabilities amounted to Php16,333 million and Php16,315 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 5 – Income and Expenses – Selling, General and Administrative Expenses, Note 10 – Leases and Note 28 – Financial Assets and Liabilities.

Accounting for investment in Multisys Technologies Corporation, or Multisys

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration for the acquisition of existing shares, PGIH paid Php523 million to the owners of Multisys.  Further, PGIH invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.  On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.

Based on our judgment, at the PLDT Group level, PGIH’s investment in Multisys gives PGIH a joint control in Multisys and thus is accounted for as investment in joint venture using the equity method of accounting in accordance with PAS 28, Investments in Associates and Joint Ventures.  See Note 11 – Investment in Associates and Joint Ventures – Investment in Joint Ventures – Investment of PGIH in Multisys.

Assessment of loss of control over VIH

PLDT assesses the consequences of changes in the ownership interest in a subsidiary that may result in a loss of control as well as the consequence of losing control of a subsidiary during the reporting period.  Whether or not PLDT retains control over the subsidiary depends on an evaluation of a number of factors that indicate if there are changes to one or more of the three elements of control.  When PLDT has less than majority of the voting rights or similar rights to an investee, PLDT considers all relevant facts and circumstances in assessing whether it has power over an investee, including, among others, representation on its board of directors, voting rights, and other rights of other investors, including their participation in significant decisions made in the ordinary course of business.

As a result of the subscription of the new investors in VIH, PCEV’s ownership interest was diluted to 48.74% as such and retained only two out of the five Board of Director seats in the investee.  Consequently, as at November 28, 2018, PLDT lost its control on VIH and accounted for its remaining interest as investment in an associate.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare.  See related discussion on Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.  Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each have the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained.  All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in PFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.  Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with PFRS 11 given that PLDT and Globe each have the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with PAS 28.  Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.  See Note 11 – Investment in Associates and Joint Ventures – Investment in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Accounting for investment in Beacon Electric Asset Holdings, Inc., or Beacon, under equity method

PAS 28 provides that where an entity holds 20% or more of the voting power (directly or through subsidiaries) on an investee, it will be presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.  If the ownership interest is less than 20%, the entity will be presumed not to have significant influence unless such influence can be clearly demonstrated.

PCEV entered into Share Purchase Agreement with MPIC on May 30, 2016 and June 13, 2017, to sell its equity interest in Beacon for a total consideration of Php26,200 million and Php21,800 million, respectively.  Upon closing of these sale transactions, MPIC settled portion of the considerations and the balances are being paid in annual installments until June 2021.  MPIC agreed that for as long as: (a) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (b) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.  The unpaid balance from MPIC is measured at fair value using discounted cash flow valuation method, with interest income to be accreted over the term of the receivable.

After full divestment, PCEV continues to hold its representation in the Board of Directors and participate in decision making.  PCEV retained 50% proxy voting right and is presumed to still hold joint control over Beacon.  The role of the representative of PCEV in the Board of Directors is not to jointly control the business but to ensure security of the payment of its outstanding receivables.  Thus, PCEV will remain to hold significant influence over Beacon.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – Investment of PCEV in Beacon.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us, see Note 6 – Components of Other Comprehensive Loss.  We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at March 31, 2020 and December 31, 2019.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us.  See Note 11 – Investments in Associates and Joint Ventures.  We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at March 31, 2020 and December 31, 2019.

Determining Taxable Profit, Tax Bases, Unused Tax Losses, Unused Tax Credits and Tax Rates

Upon adoption of the Philippine Interpretation to IFRIC 23, we assess whether we have any uncertain tax position and applies significant judgment in identifying uncertainties over our income tax treatments.  We determined based on our assessment that it is probable that our income tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below.  We based our estimates and assumptions on parameters available when our consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control.  Such changes are reflected in the assumptions when they occur.

Leases – Estimating the incremental borrowing rate, or IBR

In calculating the present value of lease payments, we use the IBR at the lease commencement date if the interest rate implicit in the lease is not readily determinable.  IBR is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment.

We use benchmark rates from partner banks based on the tenor of our loan borrowings plus a spread adjustment based on our credit worthiness.

Our lease liabilities amounted to Php16,333 million and Php16,315 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 10 – Leases.

Loss of control over VIH – Fair value measurement of interest retained

A deemed disposal occurs where the proportionate interest of PLDT in a subsidiary is reduced other than by an actual disposal, for example, by the issuance of shares to a third party investor by the subsidiary.  When PLDT no longer has control, the remaining interest is measured at fair value as at the date the control was lost.  In determining the fair value of PLDT’s retained interest in VIH, we take into account recent transactions and all the facts and circumstances surrounding the transactions such as timing, transaction size, transaction frequency, and motivations of the investors.  We carefully assess the accounting implications of the stipulation in the shareholders’ agreements and consider whether such a transaction has been made at arm’s length.  See Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of PCEV in VIH.

Impairment of non-financial assets

PFRS requires that an impairment review be performed when certain impairment indicators are present.  In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired.  This requires an estimation of the VIU of the CGUs to which these assets are allocated.  The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.  See Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life for the key assumptions used to determine the VIU of the relevant CGUs.

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets.  Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired.  Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions of future market conditions.  While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under PFRS.

There were no asset impairment recognized on noncurrent assets for the three months ended March 1, 2020 and 2019.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities.

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, investment properties, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 14 – Investment Properties, Note 15 – Goodwill and Intangible Assets and Note 19 – Prepayments, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use.  Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets.  The estimated useful lives of each assets are reviewed every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets.  It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above.  The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances.  A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

In 2019, we shortened the estimated useful lives of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.  As a result, we recognized additional depreciation amounting to Php365 million and Php270 million for the three months ended March 31, 2020 and 2019, respectively.  We expect additional depreciation arising from the acceleration of estimated useful lives of the technology equipment in 2019 amounting to nil, Php1,397 million and Php46 million in 2020, 2021 and each of the years 2022 and 2023, respectively.

In 2019, we increased the estimated useful life of certain information origination and termination equipment and central office equipment due to technology advancement allowing longer economic life of the subscriber equipment.  As a result, we recognized a decrease in depreciation amounting to Php1,719 million for the year ended December 31, 2019.

The total depreciation and amortization of property and equipment amounted to Php9,110 million and Php8,091 million for the three months ended March 31, 2020 and 2019, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php242,512 million and Php232,134 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization.  At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

The total amortization of intangible assets with finite lives amounted to Php176 million and Php196 million for the three months ended March 31, 2020 and 2019, respectively.  Total carrying values of intangible assets with finite lives amounted to Php1,765 million and Php1,941 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 15 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized.  Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods.  This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies.  Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php2,329 million and Php3,227 million as at March 31, 2020 and December 31, 2019, respectively.  Total consolidated provision from deferred income tax amounted to Php1,750 million and Php1,458 million for the three months ended March 31, 2020 and 2019, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php22,333 million and Php23,623 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for expected credit losses

a.	Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

•

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the EIR.  The cash shortfall is the difference between the cash flows due to us in accordance with the contract and the cash flows that we expect to receive; and

•	Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the EIR.

We leverage existing risk management indicators (e.g. internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b.	Inputs, assumptions and estimation techniques
•	General approach for cash in bank, short-term investments, debt securities and financial assets at FVOCI and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired.  We consider the probability of our counterparty to default its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•	Simplified approach for trade and other receivables and contract assets

We use a simplified approach for calculating ECL on trade and other receivables and contract assets.  We consider historical days past due for groupings of various customer segments that have similar loss patterns and remaining time to maturities.

We use historical observed default rates and adjust these historical credit loss experience with forward-looking information.  At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in estimation techniques or significant assumptions made during the reporting period.

•	Incorporation of forward-looking information

We incorporate forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macro-economic assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macro-economic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past three to eight years.  The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

We have not identified any uncertain event that it has assessed to be relevant to the risk of default occurring but where we are not able to estimate the impact on ECL due to lack of reasonable and supportable information.

Total provision for expected credit losses for trade and other receivables amounted to Php907 million and Php901 million for the three months ended March 31, 2020 and 2019, respectively.  Trade and other receivables, net of allowance for expected credit losses, amounted to Php24,475 million and Php22,436 million, respectively, as at March 31, 2020 and December 31, 2019, respectively.  See Note 5 – Income and Expenses and Note 17 – Trade and Other Receivables.

Total provision for expected credit losses for contract assets amounted to Php68 million and Php83 million for the three months ended March 31, 2020 and 2019, respectively.  Contract assets, net of allowance for expected credit losses, amounted to Php2,686 million and Php2,747 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 5 – Income and Expenses.

•	Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information were considered as economic inputs such as the gross domestic product, inflation rate, unemployment rates and other economic indicators.  For expected credit loss provisions modelled on a collective basis, a grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous.  In performing this grouping, there must be sufficient information for the PLDT Group to be statistically credible.  Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes.  The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a.	Retail subscribers;
b.	Corporate subscribers;
c.	Foreign administrations and domestic carriers; and
d.	Dealers, agents and others.

The following credit exposures are assessed individually:

•	All stage 3 assets, regardless of the class of financial assets; and
•	The cash and cash equivalents, investment in debt securities and financial assets at FVOCI, and other financial assets.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method.  An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates.  Further, our accrued benefit cost is affected by the fair value of the plan assets.  Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates.  See Note 26 – Pension and Other Employee Benefits.  Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.  While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.  All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php479 million and Php355 million for the three months ended March 31, 2020 and 2019, respectively.  The prepaid benefit costs amounted to Php351 million each as at March 31, 2020 and December 31, 2019.  The accrued benefit costs amounted to Php9,504 million and Php8,985 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Pension and Other Employee Benefits.

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.   Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

On December 11, 2018, the ECC, of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up was implemented for the 2019 TIP Grant.  The revised set-up includes a fixed number of shares that will be granted (“equity award”) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be paid in cash (“cash award”).  The fair value of the award is determined at each reporting date using the estimated fair value of the corresponding shares.

As at May 7, 2020, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 238 thousand PLDT common shares have been released to the eligible participants on March 12, 2020 and April 7, 2020 for the 2019 annual grant and 302 thousand PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204 thousand shares on April 5, 2018 for the 2017 annual grant, respectively.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million.  The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php210 million and Php638 million as at March 31, 2020 and December 31, 2019, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php572 million and Php795 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 26 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php1,693 million and Php1,767 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments.  Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results.  We currently do not believe these proceedings could materially reduce our revenues and profitability.  It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments.  See Note 27 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in our consolidated statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flows model.  The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.  The judgments include considerations of inputs such as liquidity risk, credit risk and volatility.  Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at March 31, 2020 amounted to Php1,716 million and Php157,492 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2019 amounted to Php1,657 million and Php173,457 million, respectively.  See Note 28 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group).  The operating results of these operating segments are regularly reviewed by the Management Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services.  We have three reportable operating segments as follows:

•

Wireless – mobile telecommunications services provided by Smart and DMPI, our mobile service providers; SBI and PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Maratel, BCC and PLDT Global and certain subsidiaries, all of which together account for approximately 1% of our consolidated fixed line subscribers; data center, cloud, cyber security services, managed information technology services and resellership through ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; full service customer rewards and loyalty programs provided by MRSI; and distribution of Filipino channels and content through PGNL and its subsidiaries; and

•	Others – PCEV, PGIH, PLDT Digital and its subsidiaries, and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies for further discussion.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on net income for the period; earnings before interest, taxes, and depreciation and amortization, or EBITDA; EBITDA margin; and core income.  Net income for the period is measured consistent with net income in our consolidated financial statements.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.

EBITDA margin for the period is measured as EBITDA divided by service revenues.

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Segment revenues, segment expenses and segment results include transfers between business segments.  These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares.  See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with PFRS.

The segment revenues, net income, and other segment information of our reportable operating segments for the three months ended March 31, 2020 and 2019, and as at March 31, 2020 and December 31, 2019 are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
March 31, 2020 (Unaudited)
Revenues
External customers	24,925	18,721	—	—	43,646
Service revenues	23,254	18,543	—	—	41,797
Non-service revenues	1,671	178	—	—	1,849
Inter-segment transactions	429	3,974	—	(4,403)	—
Service revenues	429	3,974	—	(4,403)	—
Non-service revenues	—	—	—	—	—
Total revenues	25,354	22,695	—	(4,403)	43,646

Results
Depreciation and amortization	7,830	4,212	—	(1,756)	10,286
Asset impairment	422	637	1	—	1,060
Interest income	176	142	40	—	358
Equity share in net earnings (losses) of associates and joint ventures	—	47	(579)	—	(532)
Financing costs – net	1,748	1,276	—	(723)	2,301
Provision for (benefit from) income tax	1,276	1,090	(98)	88	2,356
Net income (loss) / Segment profit (loss)	3,333	3,133	(897)	406	5,975
EBITDA	14,213	9,068	(6)	(1,663)	21,612
EBITDA margin	60%	40%	—	—	52%
Core income (loss)	3,357	3,085	(451)	406	6,397

Assets and liabilities
Operating assets	303,420	217,848	7,510	(59,084)	469,694
Investments in associates and joint ventures	10	76,805	9,312	(32,802)	53,325
Deferred income tax assets – net	12,622	11,428	(607)	(1,110)	22,333
Total assets	316,052	306,081	16,215	(92,996)	545,352
Operating liabilities	230,003	254,492	808	(55,493)	429,810
Deferred income tax liabilities	2,237	385	251	(360)	2,513
Total liabilities	232,240	254,877	1,059	(55,853)	432,323

Other segment information
Capital expenditures, including capitalized interest (Note 9)	7,596	11,981	—	—	19,577

March 31, 2019 (Unaudited)
Revenues
External customers	21,960	18,658	—	—	40,618
Service revenues	20,593	18,199	—	—	38,792
Non-service revenues	1,367	459	—	—	1,826
Inter-segment transactions	529	3,341	—	(3,870)	—
Service revenues	529	3,340	—	(3,869)	—
Non-service revenues	—	1	—	(1)	—
Total revenues	22,489	21,999	—	(3,870)	40,618

Results
Depreciation and amortization	6,616	4,059	—	(1,329)	9,346
Asset impairment	747	610	—	—	1,357
Equity share in net earnings (losses) of associates and joint ventures	—	47	(417)	—	(370)
Interest income	228	210	129	(15)	552
Financing costs – net	1,670	1,263	15	(947)	2,001

Provision for income tax	1,159	1,118	13	—	2,290
Net income / Segment profit	2,903	3,330	19	471	6,723
EBITDA	12,166	9,044	(6)	(1,357)	19,847
EBITDA margin	58%	42%	—	—	51%
Core income (loss)	2,984	3,408	(267)	471	6,596

December 31, 2019 (Audited)
Assets and liabilities
Operating assets	287,059	198,468	7,943	(45,929)	447,541
Investments in associates and joint ventures	10	73,386	9,897	(29,430)	53,863
Deferred income tax assets – net	13,102	11,791	(711)	(559)	23,623
Total assets	300,171	283,645	17,129	(75,918)	525,027
Operating liabilities	221,755	229,855	833	(46,289)	406,154
Deferred income tax liabilities	1,986	384	252	(39)	2,583
Total liabilities	223,741	230,239	1,085	(46,328)	408,737

March 31, 2019 (Unaudited)
Other segment information
Capital expenditures, including capitalized interest (Note 9)	5,318	6,929	—	—	12,247

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the three months ended March 31, 2020 and 2019:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Consolidated net income	5,975	6,723
Add (deduct) adjustments:
Depreciation and amortization	10,286	9,346
Provision for income tax (Note 7)	2,356	2,290
Financing costs – net (Note 5)	2,301	2,001
Equity share in net losses of associates and joint ventures (Note 11)	532	370
Amortization of intangible assets (Note 15)	176	196
Asset impairment (Note 5)	32	—
Foreign exchange losses – net (Note 5)	24	18
Losses on derivative financial instruments – net (Note 28)	12	3
Impairment of investments (Note 11)	—	34
Interest income (Note 5)	(358)	(552)
Other income – net	276	(582)
Total adjustments	15,637	13,124
Consolidated Adjusted EBITDA	21,612	19,847

The following table shows the reconciliation of our consolidated net income to our consolidated core income for the three months ended March 31, 2020 and 2019:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Consolidated net income	5,975	6,723
Add (deduct) adjustments:
Unrealized losses (gains) in fair value of investments	456	(320)
Manpower rightsizing program, or MRP (Note 5)	24	209
Foreign exchange losses – net (Note 5)	24	18
Losses (gains) on derivative financial instruments – net, excluding hedge costs (Note 28)	3	(10)
Impairment of investments (Note 11)	—	34
Core income adjustment on equity share in net losses (earnings) of associates and joint ventures	(6)	18
Net income attributable to noncontrolling interests	(63)	(15)
Net tax effect of aforementioned adjustments	(16)	(61)
Total adjustments	422	(127)
Consolidated core income	6,397	6,596

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the three months ended March 31, 2020 and 2019:

	March 31,
	2020		2019
	Basic	Diluted	Basic	Diluted
	(Unaudited)
Consolidated core EPS	29.54	29.54	30.46	30.46
Add (deduct) adjustments:
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	0.03	0.03	(0.08)	(0.08)
Impairment of investments	(0.00)	(0.00)	(0.16)	(0.16)
Gains (losses) on derivative financial instruments – net, excluding hedge costs	(0.01)	(0.01)	0.04	0.04
Foreign exchange losses – net	(0.07)	(0.07)	(0.08)	(0.08)
MRP	(0.08)	(0.08)	(0.68)	(0.68)
Unrealized losses in fair value of investments	(2.11)	(2.11)	1.48	1.48
Total adjustments	(2.24)	(2.24)	0.52	0.52
Consolidated EPS attributable to common equity holders of PLDT (Note 8)	27.30	27.30	30.98	30.98

The following table presents our revenues from external customers by category of products and services for the three months ended March 31, 2020 and 2019:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Mobile	23,198	20,476
Home broadband	13	27
MVNO and others	43	90
	23,254	20,593
Non-service revenues:
Sale of mobile handsets and broadband data modems	1,671	1,367
Total wireless revenues	24,925	21,960
Fixed line services
Service revenues:
Voice	4,580	5,034
Data	13,892	13,059
Miscellaneous	71	106
	18,543	18,199
Non-service revenues:
Sale of computers, phone units and SIM cards	—	364
Point-product-sales	178	95
	178	459
Total fixed line revenues	18,721	18,658
Total revenues	43,646	40,618

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the three months ended March 31, 2020 and 2019.

5.	Income and Expenses

Revenue from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines.  This is consistent with the revenue information that is disclosed for each reportable segments under PFRS 8, Operating Segments.  See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenue from contracts with customers for the three months ended March 31, 2020 and 2019:

Revenue Streams	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos)
March 31, 2020 (Unaudited)
Type of good or service
Service revenue	23,683	22,517	—	(4,403)	41,797
Non-service revenue	1,671	178	—	—	1,849
Total revenue from contracts with customers	25,354	22,695	—	(4,403)	43,646

Timing of revenue recognition
Transferred over time	23,683	22,517	—	(4,403)	41,797
Transferred at a point time	1,671	178	—	—	1,849
Total revenue from contracts with customers	25,354	22,695	—	(4,403)	43,646

March 31, 2019 (Unaudited)
Type of good or service
Service revenue	21,122	21,540	—	(3,870)	38,792
Non-service revenue	1,367	459	—	—	1,826
Total revenue from contracts with customers	22,489	21,999	—	(3,870)	40,618

Timing of revenue recognition
Transferred over time	21,122	21,540	—	(3,870)	38,792
Transferred at a point time	1,367	459	—	—	1,826
Total revenue from contracts with customers	22,489	21,999	—	(3,870)	40,618

Contract Balances

Contract balances as at March 31, 2020 and December 31, 2019 consists of the following:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Trade and other receivables (Note 17)	42,230	39,340
Contract assets	2,753	2,817
Contract liabilities and unearned revenues (Notes 22 and 24)	8,934	8,483

The increase in trade and other receivables of Php2,890 million as at March 31, 2020 was primarily due to decline in wireless postpaid subscriber base.

The decrease of Php64 million in contract assets as at March 31, 2020 is the result of fewer postpaid new connections during the period.

The increase of Php451 million in contract liabilities and unearned revenues as at March 31, 2020 is due to lower realized revenues.

Set out below is the movement in the allowance for expected credit losses of contracts assets for the three months ended March 31, 2020 and for the year ended December 31, 2019.

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	70	131
Reclassification	(4)	(61)
Provisions	—	—
Balances at end of the period	66	70

Changes in the contract liabilities and unearned revenues accounts for the three months ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	8,483	7,182
Deferred during the period	29,936	111,084
Recognized as revenue during the period	(29,485)	(109,783)
Balances at end of the period	8,934	8,483

The contract liabilities and unearned revenues accounts as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Unearned revenues from prepaid contracts	5,853	5,454
Advance monthly service fees	1,791	1,777
Short-term advances for installation services	798	726
Leased facilities	448	469
Long-term advances from equipment	44	57
Total contract liabilities and unearned revenues	8,934	8,483

Contract liabilities:
Noncurrent (Note 22)	11	13
Current (Note 24)	34	44

Unearned revenues:
Noncurrent (Note 22)	662	591
Current (Note 24)	8,227	7,835

As at March 31, 2020, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php673 million and Php8,261 million, respectively, while as at December 31, 2019, the noncurrent and current portion of contract liabilities and unearned revenues amounted to Php604 million and Php7,879 million, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2020 and 2019 consist of the following:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Compensation and employee benefits	6,242	5,796
Repairs and maintenance (Notes 14, 18 and 25)	4,948	4,523
Professional and other contracted services (Note 25)	2,141	2,276
Selling and promotions (Note 25)	1,504	1,107
Taxes and licenses	1,392	1,041
Insurance and security services (Note 25)	442	421
Rent (Note 25)	338	71
Communication, training and travel (Note 25)	293	265
Amortization of intangible assets (Note 15)	176	196
Other expenses	375	195
Total selling, general and administrative expenses	17,851	15,891

Compensation and Employee Benefits

Compensation and employee benefits for the three months ended March 31, 2020 and 2019 consist of the following:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	5,529	5,142
Pension benefit costs (Note 26)	479	355
Incentive plan (Note 26)	210	90
MRP	24	209
Total compensation and employee benefits	6,242	5,796

Over the past several years, we have been implementing the MRP in line with our continuing efforts to reduce the cost base of our businesses.  The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses.  The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales and Services

Cost of sales and services for the three months ended March 31, 2020 and 2019 consist of the following:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Cost of computers, mobile handsets and broadband data modems (Note 18)	2,279	1,931
Cost of services (Note 18)	743	864
Cost of point-product-sales (Note 18)	7	89
Total cost of sales and services	3,029	2,884

Asset Impairment

Asset impairment for the three months ended March 31, 2020 and 2019 consist of the following:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Trade and other receivables (Note 17)	907	901
Contract assets	68	83
Inventories and supplies (Note 18)	53	373
Prepayments (Note 19)	32	—
Total asset impairment	1,060	1,357

Other Expenses – Net

Other expenses – net for the three months ended March 31, 2020 and 2019 consist of the following:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Interest income	358	552
Losses on derivative financial instruments – net (Note 28)	(12)	(3)
Foreign exchange losses – net (Note 9)	(24)	(18)
Equity share in net losses of associates and joint ventures (Note 11)	(532)	(370)
Financing costs – net	(2,301)	(2,001)
Others – net (Notes 11, 12 and 14)	(276)	548
Total other expenses – net	(2,787)	(1,292)

Interest Income

Interest income for the three months ended March 31, 2020 and 2019 consist of the following:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Interest income on cash and cash equivalents (Note 16)	197	341
Interest income arising from revenue contracts with customers	111	111
Interest income on financial instruments at FVOCI	34	—
Interest income on financial instruments at amortized cost (Note 13)	11	11
Interest income – others	5	89
Total interest income	358	552

Financing Costs – Net

Financing costs – net for the three months ended March 31, 2020 and 2019 consist of the following:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	2,407	2,098
Accretion on lease liabilities (Notes 10)	230	222
Accretion on financial liabilities (Note 21)	31	31
Financing charges	24	8
Capitalized interest (Note 9)	(391)	(358)
Total financing costs – net	2,301	2,001

6.	Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the three months ended March 31, 2020 and 2019 are as follows:

	Foreign currency translation differences of subsidiaries	Net loss on available -for-sale financial investments – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial losses on defined benefit plans – net of tax	Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	Fair value changes of financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2020	722	(9)	(896)	616	(31,763)	—	(38)	(31,368)	15	(31,353)
Other comprehensive income (loss)	(330)	—	(15)	—	(508)	(5)	2	(856)	—	(856)
Balances as at March 31, 2020 (Unaudited)	392	(9)	(911)	616	(32,271)	(5)	(36)	(32,224)	15	(32,209)
Balances as at January 1, 2019	695	(9)	(640)	618	(25,689)	—	(165)	(25,190)	19	(25,171)
Other comprehensive income (loss)	43	—	(76)	—	(550)	(6)	33	(556)	—	(556)
Balances as at March 31, 2019 (Unaudited)	738	(9)	(716)	618	(26,239)	(6)	(132)	(25,746)	19	(25,727)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets	22,333	23,623
Net deferred income tax liabilities	2,513	2,583

The components of our consolidated net deferred income tax assets and liabilities as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Unamortized past service pension costs	5,628	5,846
Lease liabilities	5,098	4,474
Pension and other employee benefits	4,335	4,886
Accumulated provision for expected credit losses	4,133	3,806
Customer list and trademark	3,724	3,890
Unearned revenues	2,277	2,108
Provision for other assets	1,697	1,661
MCIT	872	1,408
Accumulated provision for inventory obsolescence and write-down	655	701
Unrealized foreign exchange losses	517	580
NOLCO	133	432
Fixed asset impairment/depreciation due to shortened life of property and equipment	127	138
Derivative financial instruments	44	—
ROU assets	(4,616)	(4,081)
Others	(2,291)	(2,226)
Total deferred income tax assets – net	22,333	23,623
Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	1,912	1,964
Investment property	278	278
Unrealized foreign exchange gains	253	254
Others	70	87
Total deferred income tax liabilities	2,513	2,583

Changes in our consolidated net deferred income tax assets (liabilities) as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balances at beginning of the period	23,623	27,697
Net deferred income tax liabilities – balances at beginning of the period	(2,583)	(2,981)
Net balances at beginning of the period	21,040	24,716
Movement charged directly to other comprehensive income	226	2,673
Provision for deferred income tax	(1,750)	(6,267)
Adjustments due to adoption of PFRS 16	—	(83)
Others	304	1
Net balances at end of the period	19,820	21,040
Net deferred income tax assets – balances at end of the period	22,333	23,623
Net deferred income tax liabilities – balances at end of the period	(2,513)	(2,583)

The analysis of our consolidated net deferred income tax assets as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	19,338	18,111
Deferred income tax assets to be recovered within 12 months	5,277	7,759
	24,615	25,870
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,837)	(2,078)
Deferred income tax liabilities to be settled within 12 months	(445)	(169)
	(2,282)	(2,247)
Net deferred income tax assets	22,333	23,623

The analysis of our consolidated net deferred income tax liabilities as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(2,347)	(2,376)
Deferred income tax liabilities to be settled within 12 months	(166)	(207)
Net deferred income tax liabilities	(2,513)	(2,583)

Provision for income tax for the three months ended March 31, 2020 and 2019 consist of:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Current	606	832
Deferred (Note 3)	1,750	1,458
	2,356	2,290

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the three months ended March 31, 2020 and 2019 are as follows:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	2,499	2,704
Tax effects of:
Loss (income) not subject to income tax	306	(273)
Equity share in net losses of associates and joint ventures	160	111
Nondeductible expenses	49	297
Diffeence between Optical Standard Deduction, OSD, and itemized deductions	(9)	(6)
Income subject to final tax	(64)	(110)
Income subject to lower tax rate	(544)	(357)
Net movement in unrecognized deferred income tax assets and other adjustments	(41)	(76)
Actual provision for income tax	2,356	2,290

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
NOLCO	3,299	3,322
Accumulated provision for expected credit losses	2,947	2,947
Fixed asset impairment	1,146	1,146
Gain on disposal of asset	105	105
Accumulated write-down of inventories to net realizable values	63	11
Unrealized foreign exchange losses	41	45
MCIT	28	27
Unearned revenues	7	95
Operating lease	1	1
Pension and other employee benefits	—	—
Provisions for other assets	61	(116)
	7,698	7,583
Unrecognized deferred income tax assets	2,329	2,294

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized.  Digitel’s unrecognized deferred income tax assets amounted to Php1,355 million and Php1,362 million as at March 31, 2020 and December 31, 2019, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit.  Deferred income tax assets shown in the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at March 31, 2020 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
	(in million pesos)
December 31, 2017	December 31, 2020	3	2,411
December 31, 2018	December 31, 2021	14	1,105
December 31, 2019	December 31, 2022	882	200
March 31, 2020	December 31, 2023	1	26
		900	3,742
Consolidated tax benefits		900	1,123
Consolidated unrecognized deferred income tax assets		(28)	(990)
Consolidated recognized deferred income tax assets		872	133

The excess MCIT totaling Php900 million as at March 31, 2020 can be deducted against future RCIT liability.  The excess MCIT that was deducted against RCIT amounted to Php536 million and Php122 million for the three months ended March 31, 2020 and 2019, respectively.  No excess MCIT expired for the three months ended March 31, 2020 and 2019.

NOLCO totaling Php3,742 million as at March 31, 2020 can be claimed as deduction against future taxable income.  The NOLCO claimed as deduction against taxable income amounted to Php1,018 million and Php3,739 million for the three months ended March 31, 2020 and 2019, respectively.  The amount of expired NOLCO amounted to Php28 million and Php37 million for the three months ended March 31, 2020 and 2019, respectively.

Registration with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise

SubicTel and ClarkTel are registered with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise, or Economic Zones, respectively, under R.A. 7227 otherwise known as the Bases Conversion and Development Act of 1992.  As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the three months ended March 31, 2020 and 2019:

	March 31,
	2020		2019
	Basic	Diluted	Basic	Diluted
	(Unaudited)
Consolidated net income attributable to equity holders of PLDT	5,912	5,912	6,708	6,708
Dividends on preferred shares (Note 20)	(15)	(15)	(15)	(15)
Consolidated net income attributable to common equity holders of PLDT	5,897	5,897	6,693	6,693

	(in thousands, except per share amounts which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056
EPS attributable to common equity holders of PLDT (Note 5)	27.30	27.30	30.98	30.98

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares.  Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS.  As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.	Property and Equipment

Changes in property and equipment account for the three months ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, aircraft, furniture and other network equipment	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at December 31, 2018
Cost	217,773	128,321	217,164	26,546	58,711	20,823	4,576	40,123	714,037
Accumulated depreciation, impairment and amortization	(170,302)	(112,354)	(146,826)	(20,557)	(52,012)	(15,752)	(270)	—	(518,073)
Net book value	47,471	15,967	70,338	5,989	6,699	5,071	4,306	40,123	195,964
Year ended December 31, 2019 (Audited)
Net book value at beginning of the year	47,471	15,967	70,338	5,989	6,699	5,071	4,306	40,123	195,964
Effect of adoption of PFRS 16	—	—	(244)	(1)	—	—	—	—	(245)
Net book value at the beginning of the year (as restated)	47,471	15,967	70,094	5,988	6,699	5,071	4,306	40,123	195,719
Additions (Note 4)	1,448	856	557	176	3,804	2,987	3	63,040	72,871
Disposals/Retirements	(24)	—	(99)	(3)	(109)	—	—	(77)	(312)
Reclassifications (Note 14)	12	(8)	(762)	(82)	15	1	—	(30)	(854)
Transfers and others	10,374	7,720	32,290	541	1,247	4,696	21	(56,889)	—
Translation differences charged directly to cumulative translation adjustments	(1)	(1)	—	(4)	2	—	—	—	(4)
Adjustments	—	—	—	(20)	—	—	—	—	(20)
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(3)	—	—	—	—	(3)
Depreciation and amortization	(8,084)	(3,857)	(17,025)	(1,102)	(3,410)	(1,782)	(3)	—	(35,263)
Net book value at end of the year	51,196	20,677	85,055	5,491	8,248	10,973	4,327	46,167	232,134
As at December 31, 2019 (Audited)
Cost	192,535	135,340	220,238	26,762	62,097	28,224	4,597	46,167	715,960
Accumulated depreciation, impairment and amortization	(141,339)	(114,663)	(135,183)	(21,271)	(53,849)	(17,251)	(270)	—	(483,826)
Net book value	51,196	20,677	85,055	5,491	8,248	10,973	4,327	46,167	232,134
Period ended March 31, 2020 (Unaudited)
Net book value at beginning of the year	51,196	20,677	85,055	5,491	8,248	10,973	4,327	46,167	232,134
Additions (Note 4)	46	205	34	13	253	298	—	18,728	19,577
Disposals/Retirements	(2)	—	(34)	—	(39)	—	—	(6)	(81)
Reclassifications (Note 14)	75	4	(510)	1	(1)	—	—	423	(8)
Transfers and others	2,845	1,224	8,023	140	193	359	—	(12,784)	—
Depreciation and amortization (Note 3)	(1,884)	(986)	(4,513)	(281)	(883)	(562)	(1)	—	(9,110)
Net book value at end of the period	52,276	21,124	88,055	5,364	7,771	11,068	4,326	52,528	242,512
As at March 31, 2020 (Unaudited)
Cost	195,298	136,327	225,381	26,798	57,184	28,012	4,597	52,528	726,125
Accumulated depreciation, impairment and amortization	(143,022)	(115,203)	(137,326)	(21,434)	(49,413)	(16,944)	(271)	—	(483,613)
Net book value	52,276	21,124	88,055	5,364	7,771	11,068	4,326	52,528	242,512

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php391 million and Php358 million for the three months ended March 31, 2020 and 2019, respectively.  See Note 5 – Income and Expenses – Financing Costs – Net.  The average interest capitalization rate used was approximately 5% for each of the three months ended March 31, 2020 and 2019.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to nil and Php5 million for the three months ended March 31, 2020 and 2019, respectively.

The cost of fully depreciated property and equipment that are still being used in the Group’s operations amounted to Php134,734 million and Php149,119 million as at March 31, 2020 and December 31, 2019, respectively.

As at March 31, 2020 and December 31, 2019, the estimated useful lives of our property and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	2 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 – 50 years
Vehicles, aircraft, furniture and other network equipment	3 – 15 years
Information origination and termination equipment	3 – 7 years
Leasehold improvements	3 – 7 years or the term of the lease, whichever is shorter
Land improvements	10 years

Impairment of Certain Wireless Network Equipment and Facilities

On January 28, 2020, PLDT was authorized by the Board of Directors to negotiate and enter into a contract for the sale of Smart Towers Property.  The transaction is deemed subject to the confirmation of the Philippine Competition Commission, or PCC, on Non-Coverage.

10.	Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations.  We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful lives of ROU assets as at March 31, 2020 and December 31, 2019 are estimated as follows:

Sites	1 – 29 years
International leased circuits	4 – 7 years
Poles	1 – 10 years
Domestic leased circuits	3 – 10 years
Office buildings	1 – 6 years
Co-located sites	2 – 7 years

Our consolidated rollforward analysis of ROU assets as at March 31, 2020 and December 31, 2019 are as follows:

	Site	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Total
	(in million pesos)
As at December 31, 2019 (Audited)
Costs:
Balances at beginning of the year	8,980	3,779	607	551	298	11	14,226
Additions	3,506	562	100	489	413	2	5,072
Asset retirement obligation	1,679	—	—	—	124	—	1,803
Modifications	319	—	19	174	91	(2)	601
Termination	(72)	—	—	—	(20)	—	(92)
Balances at end of the year	14,412	4,341	726	1,214	906	11	21,610

Accumulated depreciation and amortization
Balances at beginning of the year (as restated)	—	—	—	—	—	—	—
Termination	44	—	—	—	14	—	58
Modifications	—	—	—	3	—	1	4
Charges from asset retirement obligation	(1,297)	—	—	—	(92)	—	(1,389)
Depreciation	(2,673)	(834)	(340)	(186)	(358)	(2)	(4,393)
Balances at end of the year	(3,926)	(834)	(340)	(183)	(436)	(1)	(5,720)
Net book value as at December 31, 2019 (Audited)	10,486	3,507	386	1,031	470	10	15,890

As at March 31, 2020 (Unaudited)
Costs:
Balances at beginning of the period	14,412	4,341	726	1,214	906	11	21,610
Additions	872	444	488	2	125	—	1,929
Asset retirement obligation	28	—	—	—	—	—	28
Adjustments	(3)	—	—	—	—	—	(3)
Termination	(20)	—	—	—	(2)	—	(22)
Modifications	(264)	(341)	43	(73)	6	114	(515)
Balances at end of the period	15,025	4,444	1,257	1,143	1,035	125	23,027

Accumulated depreciation and amortization
Balances at beginning of the period	(3,926)	(834)	(340)	(183)	(436)	(1)	(5,720)
Termination	10	—	—	—	—	—	10
Adjustments	1	—	—	—	1	—	2
Charges from asset retirement obligation	(12)	—	—	—	(12)	—	(24)
Modifications	12	—	(6)	(49)	8	(21)	(56)
Depreciation (Note 3)	(685)	(214)	(150)	(6)	(120)	(1)	(1,176)
Balances at end of the period	(4,600)	(1,048)	(496)	(238)	(559)	(23)	(6,964)
Net book value as at March 31, 2020 (Unaudited)	10,425	3,396	761	905	476	102	16,063
The following amounts are recognized in our consolidated income statement for the three months ended March 31, 2020:

(in million pesos)
Depreciation expense of ROU assets (Note 3)	1,176
Interest expense on lease liabilities (Note 5)	230
Variable lease payments (included in general and administrative expenses)	191
Expenses relating to short-term leases (included in general and administrative expenses)	145
Expenses relating to leases of low-value assets (included in general and administrative expenses)	2
Total amount recognized in consolidated income statement	1,744

Our consolidated rollforward analysis of lease liabilities as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Lease liabilities at beginning of the period	16,315	15,233
Additions (Note 29)	1,951	5,065
Accretion expenses (Note 5)	230	1,061
Foreign exchange losses – net	(3)	(12)
Termination	(25)	(96)
Lease modifications	(347)	463
Settlement of obligations	(1,788)	(5,399)
Balances at end of the year (Notes 3 and 29)	16,333	16,315
Less: Current portion of lease liabilities (Note 28)	3,657	3,215
Noncurrent portion of lease liabilities (Note 28)	12,676	13,100

We had total cash outflows for leases of Php1,788 million and Php1,313 million for the three months ended March 31, 2020 and 2019, respectively.  We also had non-cash additions to ROU assets and lease liabilities of Php1,931 million and Php2,070 million, respectively, as at March 31, 2020 and December 31, 2019, respectively.  The future cash outflows relating to leases that have not yet commenced are disclosed in Note 28 – Financial Assets and Liabilities.

We have entered into several lease contracts that include automatic extension and termination options.  These options are negotiated by us to provide flexibility in managing the leased-asset portfolio and align with our business needs.  However, in some of these lease contracts, we did not impute the renewal period in our assessment of the lease terms of these contracts since said renewal period is not yet reasonably estimable at the time of transition or commencement date of the lease, see Note 3 – Managements Use of Accounting Judgments, Estimates and Assumptions – Determining the lease term of contracts with renewal and terminal options – Company as a Lessee.

Group as a Lessor

We have entered into operating leases on our investment property portfolio consisting of certain office buildings and business offices.  See Note 14 – Investment Properties.  These leases have term of five years.  All leases include a clause to enable upward revision of the rental charge on annual basis according to prevailing market conditions.  The lessee is also required to provide a residual guarantee on the properties.  Rental income recognized by us amounted to Php3 million and Php114 thousand for the three months ended March 31, 2020 and 2019, respectively.

Future minimum rentals receivable under non-cancellable operating leases as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	7	9
After one year but not more than five years	—	—
More than five years	—	—
	7	9

11.	Investments in Associates and Joint Ventures

As at March 31, 2020 and December 31, 2019, this account consists of:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	9,774	9,747
VIH	7,635	8,219
Digitel Crossing, Inc., or DCI	694	674
Appcard, Inc.	102	102
Asia Outsourcing Beta Limited, or Beta	34	35
AF Payments, Inc., or AFPI	—	—
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—
	18,239	18,777
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	32,548	32,538
Multisys	2,528	2,538
Telecommunications Connectivity, Inc., or TCI	10	10
Beacon	—	—
	35,086	35,086
Total carrying value of investments in associates and joint ventures	53,325	53,863

Changes in the cost of investments for the three months ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	59,516	59,519
Additions during the period	—	80
Translation and other adjustments	(1)	(83)
Balances at end of the period	59,515	59,516

Changes in the accumulated impairment losses for the three months ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	2,543	2,509
Additional impairment (Note 4)	—	34
Balances at end of the period	2,543	2,543

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures for the three months ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	(3,110)	(1,583)
Equity share in net earnings (losses) of associates and joint ventures:	(532)	(1,535)
MediaQuest PDRs	27	485
DCI	20	83
VTI, Bow Arken and Brightshare	10	35
Multisys	(10)	150
VIH	(579)	(20)
Appcard, Inc.	—	(2,268)
AFPI	—	—
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	(5)	—
Translation and other adjustments	—	8
Balances at end of the period	(3,647)	(3,110)

Investments in Associates

Investment of ePLDT in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV.  Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV.  Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

In June 2013, ePLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures.  The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings, a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest.  Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013.  These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

On February 19, 2014, ePLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest.  On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing additional deposits for future PDRs subscription.  As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on June 1, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

In 2017, an impairment test was carried out for ePLDT’s investment in MediaQuest PDRs where it showed that an impairment provision must be recognized.  In determining the provision, the recoverable amount of the Print business and Pay TV were determined based on VIU calculations.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2018 financial budgets approved by the Board of Directors and calculated terminal value.

Using the detailed projections of Print business for five years and applying a terminal value thereafter, ePLDT calculated a recoverable amount of Php1,664 million.  Consequently, ePLDT recognized a provision for impairment of its investment in MediaQuest PDRs in relation to its Print business amounting to Php1,784 million for the year ended December 31, 2017, representing the difference between the recoverable amount and the carrying value of the Print business as at December 31, 2017.  No impairment provision was recognized for the Pay TV business.

Transfer of Hastings PDRs to PLDT Beneficial Trust Fund

On January 22, 2018, ePLDT’s Board of Directors approved the assignment of the Hastings PDRs, representing a 70% economic interest in Hastings to the PLDT Beneficial Trust Fund for a total consideration of Php1,664 million.  The assignment was completed on February 15, 2018 and subsequently ePLDT ceased to have any economic interest in Hastings.  See Note 26 – Pension and Other Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,774 million and Php9,747 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures as at March 31, 2020 and December 31, 2019, and for the three months ended March 31, 2020 and 2019:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	21,291	21,396
Current assets	3,785	3,662
Noncurrent liabilities	1,880	1,969
Current liabilities	7,925	7,859
Equity	15,271	15,230
Carrying amount of interest in Satventures	9,774	9,747
Additional Information:
Cash and cash equivalents	1,484	1,534
Current financial liabilities*	7,925	7,859
Noncurrent financial liabilities*	1,880	1,969

*	Excluding trade, other payables and provisions.

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	1,714	1,777
Depreciation and amortization	228	221
Interest income	6	1
Interest expense	53	61
Provision for income tax	23	37
Net income	42	43
Other comprehensive income	—	—
Total comprehensive income	42	43
Equity share in net income of Satventures	27	28

Investment of PCEV in VIH

Consolidation of the Digital Investments of Smart under PCEV

On February 27, 2018, the Board of Directors of PCEV approved the consolidation of the various Digital Investments under PCEV, which was carried out through the following transactions:

(i)

PCEV entered into a Share Purchase Agreement with Voyager Innovations, Inc., or Voyager, to purchase 53 million ordinary shares of Voyager Innovations Holdings Pte. Ltd., or VIH, representing 100% of the issued and outstanding ordinary shares of VIH, for a total consideration of Php465 million.  The total consideration was settled on March 15, 2018, while the transfer of shares to PCEV was completed on April 6, 2018;

(ii)

VIH entered into a Share Purchase Agreement with Smart to purchase all of its 170 million common shares of Voyager for a total consideration of Php3,527 million.  The total consideration was settled on April 16, 2018; and

(iii)

PCEV entered into a Subscription Agreement with VIH to subscribe to additional 96 million ordinary shares of VIH, with a par value of SG$1.00 per ordinary share, for a total subscription price of SG$96 million, or Php3,806 million, which was settled on April 13, 2018.

Loss of Control of PCEV over VIH

On October 4, 2018, PLDT, as the ultimate Parent Company of PCEV, VIH, Vision Investment Holdings Pte. Ltd., or Vision, an entity indirectly controlled by KKR and Cerulean Investment Limited, or Cerulean, an entity indirectly owned and controlled by Tencent, entered into subscription agreements under which Vision and Cerulean, or the Lead Investors, will separately subscribe to and VIH will allot and issue to the Lead Investors a total of up to US$175 million Convertible Class A Preferred Shares of VIH, with an option for VIH to allot and issue up to US$50 million Convertible Class A Preferred Shares to such follower investors as may be agreed among VIH, PLDT and the Lead Investors, or the upsize option.

On November 26, 2018, PLDT, IFC and IFC EAF, a fund managed by IFC Asset Management Company, entered into subscription agreements under which IFC and IFC EAF, the follower investors, will separately subscribe to and VIH will allot and issue to the follower investors a total of up to US$40 million Convertible Class A Preferred Shares of VIH pursuant to the upsize option.

The foregoing investment in VIH is not subject to the compulsory merger notification regime under the Philippine Competition Act and its implementing Rules and Regulations.  In addition, the Bangko Sentral ng Pilipinas has confirmed that it interposes no objection to the investment.

On November 28, 2018, VIH received the US$175 million funding from KKR and Tencent.  Subsequently, VIH received the US$40 million funding from IFC and IFC EAF.  As a result of the foregoing, PCEV’s ownership was reduced to 48.74% and retained only two out of the five Board seats in VIH, which resulted in the loss of control over VIH.  Consequently, VIH was deconsolidated and the fair market value of the investment amounting to Php10,748 million was recorded as an investment in associate and PCEV recognized gain on deconsolidation amounting to Php12,054 million, which was presented as part of “Other income (expenses) – net” account in our consolidated income statement.

The summarized financial information of VIH as at March 31, 2020 and December 31, 2019, and for the three months ended March 31, 2020 and 2019 is shown below:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	1,303	1,184
Current assets	6,268	8,038
Noncurrent liabilities	14	35
Current liabilities	3,735	4,205
Equity	3,822	4,982
Carrying amount of interest in VIH	7,635	8,219
Additional Information:
Cash and cash equivalents	3,922	5,216
Current financial liabilities*	3,519	4,155
Noncurrent financial liabilities*	14	34

*	Excluding statutory payables and accrued taxes.

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	902	347
Depreciation and amortization	58	41
Interest income	10	52
Provision for income tax	1	—
Net income (loss)	(1,148)	925
Other comprehensive loss	—	(9)
Total comprehensive loss	(1,148)	(934)
Equity share in net losses of VIH	(579)	(451)

The carrying value of PCEV’s investment in VIH amounted to Php7,635 million and Php8,219 million as at March 31, 2020 and December 31, 2019, respectively.

On April 16, 2020, PLDT, through PCEV, KKR, Tencent, IFC and IFC EAF, or the Subscribers, entered into a new subscription agreement with VIH to commit up to US$120 million of new funding.  The Notes Subscription Agreement covers the issuance of VIH’s Convertible Loan Notes with an aggregate principal amount of US$65 million and issuance of Warrants with an aggregate subscription amount of US$55 million.

VIH will use the funds to support PayMaya’s rapid growth as it pursues its mission to accelerate digital and financial inclusion in the Philippines and enable the wider Filipino population to participate in the digital economy.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in ANPC and DCI, respectively.  DCI is involved in the business of cable system linking the Philippines, United States and other neighboring countries in Asia.  ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a joint venture agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively.  DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, Digitel and PNPI formed ANPC to replace BIG.  Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past.  In 2011 and 2017, Digitel recorded a reversal of impairment loss amounting to Php92 million and Php201 million, respectively, following improvement in DCI’s operations.

Though Digitel owns more than half of the voting interest in ANPC, management has assessed that Digitel only has significant influence, and not control, due to certain governance matters.

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the JVA among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control.  As at March 31, 2020, Digitel is ready to conclude the transfer of its investment in DCI and ANPC, subject to PNPI’s ability to meet certain regulatory and valuation requirements.  This investment is not classified as noncurrent asset held-for-sale at report date as the transfer is assessed as not highly probable because certain conditions have not yet been met by both Digitel and PNPI.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million.  On various dates in 2013 and 2014, PGIC has bought and transferred-in a net in total of 27 ordinary shares and 9,643 preferred shares to certain employees of Beta for a total net payment of US$51 thousand.  In 2014, Beta has divested its healthcare BPO business.  PGIC received a total cash distribution of US$41.8 million from Beta through redemption of 35.3 million preferred shares and repayment of loan from PGIC.  The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners.  Beta has been designated to be the ultimate holding company of the SPi Technologies, Inc. and Subsidiaries.

On July 22, 2016, Asia Outsourcing Gamma Limited, or AOGL, entered into a SPA with Relia, Inc., one of the largest BPO companies in Japan, relating to the acquisition of AOGL’s Customer Relationship Management, or CRM, business under the legal entity SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for a total purchase consideration of US$190.9 million.  AOGL is a wholly-owned subsidiary of Beta and the direct holding company of SPi Technologies, Inc. and Subsidiaries.  The transaction was completed on September 30, 2016.  As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares.

On May 19, 2017, AOGL entered into a SPA with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million.  The transaction was completed on August 25, 2017.  As a result of the sale, PGIC received a total cash distribution of US$57.05 million from Beta on various dates in 2017 and 2018 through redemption of a portion of its ordinary shares.  The remaining balance of US$2.29 million is held in escrow and will be released in 2020 subject to indemnity claims of the buyer.

The carrying value of investment in common shares in Beta amounted to Php34 million and Php35 million as at March 31, 2020 and December 31, 2019, respectively.  The economic interests of PGIC in Beta remained at 18.32% as at March 31, 2020 and December 31, 2019.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates MPIC and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, a project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority, to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems.

In 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC.  Smart subscribed to Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest.  MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

In March 2019, Smart infused additional capital of Php70 million as additional subscription of preferred shares.

The summary of investments in AFPI made by Smart as at March 31, 2020 and December 31, 2019 is shown below:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in millions)
Common shares	625.7	625.7
Preferred shares	194.3	124.3

Smart’s investment in AFPI has been fully impaired as at March 31, 2020.  Share in net cumulative losses were not recognized as it does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

In March 2020, Smart entered into another subscription agreement with AFPI to subscribe additional preferred shares amounting to Php60 million.  The transaction remains unsettled as at May 7, 2020.

Investment of ACeS Philippines in AIL

As at March 31, 2020, ACeS Philippines held a 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda.  AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.  In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

AIL has incurred significant operating losses, negative operating cash flows, and significant levels of debt.  The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted.  These factors raised substantial doubt about AIL’s ability to continue as a going concern.  On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Share in net cumulative losses were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

Summarized financial information of individually immaterial associates

The following tables present the summarized financial information of our individually immaterial investments in associates for the three months ended March 31, 2020 and 2019:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	27	25
Net income	20	19
Other comprehensive income	—	—
Total comprehensive income	20	19

We did not receive any dividends from our associates for the three months ended March 31, 2020 and 2019.

We have no outstanding contingent liabilities or capital commitments with our associates as at March 31, 2020 and December 31, 2019.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, with Globe acquiring the other 50% interest.  On the same date, PLDT and Globe executed: (i) a Share Purchase Agreement, or SPA,  with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and (ii) separate SPAs with the owners of two other entities, Bow Arken (the parent company of New Century Telecoms, Inc.) and Brightshare (the parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively.  We refer to the VTI Transaction, Bow Arken Transaction and Brightshare Transaction collectively as the SMC Transactions.

The consideration in the amount of Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare was paid in three tranches: 50% upon signing of the SPAs on May 30, 2016, 25% on December 1, 2016 and the final 25% on May 30, 2017.  The SPAs also provide that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016.  In addition, the SPAs contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe.  On May 29, 2017, PLDT and Globe paid the previous owners the net amount of Php2.6 billion in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence.  See Note 28 – Financial Assets and Liabilities – Commercial Commitments.

As part of the SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries.  The amounts of the advances outstanding to PLDT since the date of assignment to PLDT amounted to Php11,359 million: (i) Php11,038 million from VTI and its subsidiaries; (ii) Php238 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare and its subsidiaries.

On February 28, 2017, PLDT and Globe each subscribed to 2.8 million new preferred shares to be issued out of the unissued portion of the existing authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share) or a total subscription price for each of Php11,040 million (inclusive of a premium over par of Php8,280 million).  PLDT and Globe’s assigned advances from SMC which were subsequently reclassified to deposit for future subscription of each amounting to Php11,040 million were applied as full subscription payment for the subscribed shares.

Also, on the same date, PLDT and Globe each subscribed to 800 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share), or a total subscription price for each Php3,200 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php148 million in cash for the subscribed shares.  The remaining balance of the subscription price of PLDT and Globe were fully paid as at December 29, 2017.

On December 15, 2017, PLDT and Globe each subscribed to 600 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php5 thousand per subscribed share (inclusive of a premium over par of Php4 thousand per subscribed share), for a total subscription price of Php3,000 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php10 million in cash for the subscribed shares upon execution of the agreement.  The remaining balance of the subscription price was paid via conversion of advances amounting to Php2,990 million as at December 31, 2017.

The amount of the advances outstanding to PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php13 million each as at March 31, 2020 and December 31, 2019.

Purchase Price Allocation

PLDT has engaged an independent valuer to determine the fair value adjustments relating to the acquisition.  As at May 30, 2016, our share in the fair value of the intangible assets, which includes spectrum, amounted to Php18,885 million and goodwill of Php17,824 million has been determined based on the final results of an independent valuation.  Goodwill arising from this acquisition and carrying amount of the identifiable assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at March 31, 2020 and December 31, 2019, and for the three months ended March 31, 2020 and 2019:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	77,771	78,004
Current assets	3,858	3,610
Noncurrent liabilities	11,402	11,456
Current liabilities	2,826	2,831
Equity	67,401	67,327
Carrying amount of interest in VTI, Bow Arken and Brightshare	32,548	32,538
Additional Information:
Cash and cash equivalents	2,476	2,590
Current financial liabilities*	607	587
Noncurrent financial liabilities*	—	—

*	Excluding trade, other payables and provisions.

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	887	778
Depreciation and amortization	376	306
Interest income	12	18
Provision for income tax	47	59
Net income	20	11
Other comprehensive income	—	—
Total comprehensive income	20	11
Equity share in net income of VTI, Bow Arken and Brightshare	10	6

Notice of Transaction filed with the PCC

On May 30, 2016, prior to closing the transaction, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transaction (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars.  As stated in the Circulars, upon receipt by the PCC of the requisite notices, each of the said transactions shall be deemed approved in accordance with the Circulars.

Subsequently, on June 7, 2016, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

On June 10, 2016, PLDT submitted its response to the PCC’s letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars, and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA.  Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the PCC.  Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA.  Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to the PCC, among others, copies of the SPAs for the PCC’s information and reference.

In a letter dated June 17, 2016, the PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction.  It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order, or TRO, and/or Writ of Preliminary Injunction), or the Petition, against the PCC.  The Petition seeks to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC, or the SMC Transactions, and performing any act which challenges or assails the “deemed approved” status of the SMC Transactions.  On July 19, 2016, the 12th Division of the CA, issued a Resolution directing the PCC through the Office of the Solicitor General, or the OSG, to file its Comment within a non-extendible period of 10 days from notice and show cause why the Petition should not be granted.  On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction).  On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.

On August 26, 2016, the CA issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016 during the pendency of the case and until further orders are issued by the CA.  On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution.  During this time, Globe moved to have its Petition consolidated with the PLDT Petition.  In a Resolution promulgated on October 19, 2016, the CA: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement; (ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from receipt of notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016 and to cite the PCC for indirect contempt; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice.  On November 11, 2016, PLDT filed its Memorandum in compliance with the CA’s Resolution.

On February 17, 2017, the CA issued a Resolution denying PCC’s Motion for Reconsideration dated September 14, 2016, for lack of merit.  The CA denied PLDT’s Motion to Cite the PCC for indirect Contempt for being premature.  In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed PCC to remove immediately from its website its preliminary statement of concern and submit its compliance within five days from receipt thereof.  All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court.  The parties were also required to comment within ten days from receipt of the Resolution, on the Motion for Leave to Intervene and to Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

On April 18, 2017, the PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC Transactions.  In compliance with the Supreme Court’s Resolution issued on April 25, 2017, PLDT on July 3, 2017 filed its Comment dated July 1, 2017 to the PCC’s Petition.  The Supreme Court issued a Resolution dated July 18, 2017 noting PLDT’s Comment and requiring the PCC to file its Consolidated Reply.  The PCC filed a Motion for Extension of Time and prayed that it be granted until October 23, 2017 to file its Consolidated Reply.  The PCC filed its Consolidated Reply to the: (1) Comment filed by PLDT; and
(2) Motion to Dismiss filed by Globe on November 7, 2017.  The same was noted by Supreme Court in a Resolution dated November 28, 2017.

During the intervening period, the CA rendered its Decision in October 18, 2017, granting the Petitions filed by PLDT and Globe.  In its Decision, the CA: (i) permanently enjoined the PCC from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016; (ii) annulled and set aside the Letters dated June 7, 2016 and June 17, 2016; (iii) precluded the PCC from conducting a full review and/or investigation of the SMC Transactions;
(iv) compelled the PCC to recognize the SMC Transactions as deemed approved by operation of law; and
(v) denied the PCC’s Motion for Partial Reconsideration dated March 6, 2017, and directed the PCC to permanently comply with the CA’s Resolution dated February 17, 2017 requiring PCC to remove its preliminary statement of concern from its website.  The CA clarified that the deemed approved status of the SMC Transactions does not, however, remove the power of PCC to conduct post-acquisition review to ensure that no anti-competitive conduct is committed by the parties.

On November 7, 2017, PCC filed a Motion for Additional Time to file a Petition for Review on Certiorari before the Supreme Court.  The Supreme Court granted PCC’s motion in its Resolution dated November 28, 2017.

On December 13, 2017, PLDT, through counsel, received the PCC’s Petition for Review on Certiorari filed before the Supreme Court assailing the CA’s Decision dated October 18, 2017.  In this Petition, the PCC raised procedural and substantive issues for resolution.  Particularly, the PCC assailed the issuance of the writs of certiorari, prohibition, and mandamus considering that the determination of the sufficiency of the Notice pursuant to the Transitory Rules involves the exercise of administrative and discretionary prerogatives of the PCC.  On the substantive aspect, the PCC argued that the CA committed grave abuse of discretion in ruling that the SMC Transactions should be accorded the deemed approved status under the Transitory Rules.  The PCC maintained that the Notice of the SMC Transaction was defective because it failed to provide the key terms thereof.

In the Supreme Court Resolution dated November 28, 2017, which was received by PLDT on December 27, 2017, the Supreme Court decided to consolidate the PCC’s Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division with that of its Petition for Review on Certiorari assailing the decision of the CA on the merits.

On February 13, 2018, PLDT received Globe’s Motion for Leave to File and Admit the Attached Rejoinder, which was denied by the Supreme Court in a Resolution dated March 13, 2018.

On February 27, 2018, PLDT received notice of the Supreme Court’s Resolution dated January 30, 2018 directing PLDT and Globe to file their respective Comments to the Petition for Review on Certiorari without giving due course to the same.

On April 5, 2018, PLDT filed its Comment on the Petition for Review on Certiorari. On April 11, 2018, PLDT received Globe’s Comment/Opposition [Re: Petition for Review on Certiorari dated December 11, 2017] dated March 4, 2018.

On April 24, 2018, PCC’s Motion to Expunge [Respondent PLDT’s Comment on the Petition for Review on Certiorari] dated April 18, 2018 was received. On May 9, 2018, PLDT filed a Motion for Leave to File and Admit the Attached Comment on the Petition for Review on Certiorari dated May 9, 2018.

On June 5, 2018, PLDT received the Supreme Court’s Resolution dated April 24, 2018 granting the motion for extension of PLDT and noting its Comment on the Petition for Review on Certiorari filed in compliance with the Supreme Court’s Resolution dated January 30, 2018 and requiring the PCC to file a Consolidated Reply to the comments within ten days from notice.  On June 20, 2018, PLDT, through counsel, received PCC’s Urgent Omnibus Motion for: (1) Partial Reconsideration of the Resolution dated April 24, 2018; and (2) Additional Time dated June 11, 2018.

PCC filed its Consolidated Reply Ad Cautelam dated July 16, 2018, which was received on July 19, 2018.

On July 26, 2018, PLDT received a Resolution dated June 19, 2018 where the Supreme Court resolved to grant PLDT’s Motion for Leave to File and Admit the Attached Comment, and PCC’s Motion for Extension to file a Comment/Opposition on/to PLDT’s Motion for Leave to File and Admit the Attached Comment.

On August 14, 2018, PLDT received a Resolution dated July 3, 2018 where the Supreme Court resolved to deny the PCC’s motion to reconsider the Resolution dated April 24, 2018 and grant its motion for extension of time to file its reply to PLDT’s and Globe’s Comments, with a warning that no further extension will be given.

On August 16, 2018, PLDT received a Resolution dated June 5, 2018 where the Supreme Court noted without action the Motion to Expunge by PCC in view of the Resolution dated April 24, 2018 granting the motion for extension of time to file a comment on the petition in G.R. No. 234969.

On October 4, 2018, PLDT received a Resolution dated August 7, 2018 where the Supreme Court noted the PCC’s Consolidated Reply Ad Cautelam.

The consolidated petitions remain pending as of the date of this report.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

On August 18, 2016, the Board of Directors of VTI approved the voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE.

On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share.  The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares.  The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016.

The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE.  The voluntary delisting of LIB was approved by the PSE effective November 21, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

Investment of PGIH in Multisys

On November 8, 2018, the PLDT Board of Directors approved the investment of Php2,150 million in Multisys for a 45.73% equity interest through its wholly-owned subsidiary, PGIH.  Multisys is a Philippine software development and IT solutions provider engaged in designing, developing, implementing business system solutions and services covering courseware, webpage development and designing user-defined system programming.  PGIH’s investment involves the acquisition of new and existing shares.

On December 3, 2018, PGIH completed the closing of its investment in Multisys.  Out of the Php550 million total consideration for the acquisition of existing shares, PGIH paid Php523 million to the owners of Multisys.  On June 3, 2019, the balance of the acquisition consideration amounting to Php27 million was fully paid.  Further, PGIH invested Php800 million into Multisys as a deposit for future stock subscription pending the approval by the Philippine SEC of the capital increase of Multisys.  On February 1, 2019, the Philippine SEC approved the capital increase of Multisys.  The balance of Php800 million stock subscription payable is outstanding as at May 7, 2020.

PLDT has engaged an independent appraiser to determine the fair value adjustments relating to the acquisition.  As at December 3, 2018, our share in the fair value of the identifiable net assets and liabilities, which includes technologies and customer relationships, amounted to Php1,357 million.  Goodwill of Php1,031 million has been determined based on the final results of the independent valuation.  Goodwill arising from this acquisition and carrying amount of the identifiable net assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

The carrying value of the investment in Multisys amounted to Php2,528 million and Php2,538 million, including subscription payable of Php800 million and contingent consideration of Php230 million as at March 31, 2020 and December 31, 2019, respectively.

On April 6, 2020, PGIH paid Php153 million of the contingent liability to the owners of Multisys.

Investment of PCEV in Beacon

On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA, where PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.  Beacon is merely a special purpose vehicle created for the main purpose of holding and investing in Meralco using the same Meralco shares as collateral for funding such additional investment.

PCEV accounted for its investment in Beacon as investment in joint venture since the OA established joint control over Beacon until its full divestment on June 27, 2017.

PCEV’s Investment in Beacon Shares

PCEV made the following investments in Beacon:

Date	Transaction	Number of Shares	Total Consideration (Php)
		(in millions)	(in millions)
March 30, 2010	PCEV subscription to Beacon Common Shares(1)	1,157 Beacon Common Shares	23,130
October 25, 2011	PCEV transfer of remaining Meralco Common Shares to Beacon(2)	69 Meralco Common Shares	15,136
	PCEV subscription to Beacon Preferred Shares	1,199 Beacon Class “A” Preferred Shares	15,136
January 20, 2012	PCEV subscription to Beacon Common Shares	135 Beacon Common Shares	2,700
May 30, 2016	PCEV subscription to Beacon Class “B” Preferred Shares	277 Beacon Class “B” Preferred Shares	3,500
September 9, 2016	Beacon redemption of Class “B” Preferred Shares held by PCEV	198 Beacon Class “B” Preferred Shares	2,500
April 20, 2017	Beacon redemption of Class “B” Preferred Shares held by PCEV	79 Beacon Class “B” Preferred Shares	1,000

(1)	PCEV transferred 154 million Meralco shares at a price of Php150.00 per share or an aggregate amount of Php23,130 million on May 12, 2010.
(2)	The transfer of the Meralco shares were implemented through a special block sale/cross sale in the PSE.

Sale of Beacon’s Meralco Shares to MPIC

Beacon has entered into the following Share Purchase Agreements with MPIC:

Date	Number of Shares Sold	% of Meralco Shareholdings Sold	Price Per Share (Php)	Total Price (Php)	Deferred Gain Realized(1) (Php)
	(in millions)				(in million pesos)
June 24, 2014	56.35	5%	235.00	13,243	1,418
April 14, 2015	112.71	10%	235.00	26,487	2,838

(1)	Since Beacon sold the shares to an entity not included in the PLDT Group, PCEV realized portion of the deferred gain which was recognized when the Meralco shares were transferred to Beacon.

Sale of PCEV’s Beacon Common and Preferred Shares to MPIC

PCEV has entered into the following Share Purchase Agreements with MPIC:

Date	Number of Shares Sold	Selling Price (Php)	Deferred Gain Realized (Php)
	(in millions)
June 6, 2012	282 Preferred Shares	3,563	2,012
May 30, 2016	646 Common shares and 458 Preferred Shares	26,200	4,962
June 13, 2017	646 Common shares and 458 Preferred Shares	21,800	4,962

On May 30, 2016, MPIC settled a portion of the consideration amounting to Php17,000 million immediately upon signing of the Share Purchase Agreement dated May 30, 2016 and the balance of Php9,200 million will be paid in annual installments until June 2020.

On June 27, 2017, MPIC settled a portion of the consideration amounting to Php12,000 million upon closing of the sale under the Share Purchase Agreement dated June 13, 2017 and the balance of Php9,800 million will be paid in annual installments from June 2018 to June 2021.

Subsequent to its full divestment in June 2017, PCEV continued to hold its representation in the Board of Directors of Beacon and participate in the decision making.  As set forth in the Share Purchase Agreement dated June 30, 2017: (i) PCEV shall be entitled to nominate one director to the Board of Directors of Beacon (“Seller’s Director”) and MPIC agrees to vote its shares in Beacon in favor of such Seller’s Director; and
(ii) MPIC shall cede to PCEV the right to vote all of the shares.  The parties agreed that with respect to decisions or policies affecting dividend payouts to be made by Beacon, PCEV shall exercise its voting rights, and shall vote, in accordance with the recommendation of MPIC on such matter.  Based on the foregoing, PCEV’s previously joint control over Beacon has become a significant influence.

Beginning January 1, 2018, the unpaid balance from MPIC is measured at FVOCI using discounted cash flow valuation method in accordance with the new classification under PFRS 9 with interest income to be accreted over the term of the receivable.

Sale of PCEV’s Receivables from MPIC (FVOCI)

On December 5, 2017, the Board of Directors of PCEV approved the proposed sale of 50% of PCEV’s receivable from MPIC, with an option on the part of PCEV to upsize to 75%, consisting of the proceeds from the sale of its shares in Beacon, which are due in 2019 to 2021.

On March 2, 2018, PCEV entered into a Receivables Purchase Agreement, or RPA, with various financial institutions, or the Purchasers, to sell a portion of its receivables from MPIC due in 2019 to 2021 amounting to Php5,550 million for a total consideration of Php4,852 million, which was settled on March 5, 2018.  Under the terms of the RPA, the Purchasers will have exclusive ownership of the purchased receivables and all of its rights, title, and interest.

On March 23, 2018, PCEV entered into another RPA with a financial institution to sell a portion of its receivables from MPIC due in 2019 amounting to Php2,230 million for a total consideration of Php2,124 million, which was settled on April 2, 2018.

PCEV’s remaining receivables from MPIC amounted to Php2,954 million, net of Php3 million allowance for ECL, and Php2,919 million, net of Php2 million allowance for ECL as at March 31, 2020 and December 31, 2019, respectively.

The following table explains the changes in the allowance for ECLs between the beginning and the end of the year.

	March 31, 2020 (Unaudited)
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Total
	(in million pesos)
Balances as at beginning of the period	2	—	—	2
Provisions	1	—	—	1
Financial assets derecognized during the period	—	—	—	—
Balances at end of the period	3	—	—	3

	December 31, 2019 (Audited)
	Stage 1	Stage 2	Stage 3
	12-Month ECL	Lifetime ECL	Lifetime ECL	Total
	(in million pesos)
Balances as at beginning of the year	2	—	—	2
Provisions	1	—	—	1
Financial assets derecognized during the year	(1)	—	—	(1)
Balances at end of the year	2	—	—	2

Investment of Smart in TCI

On February 8, 2019, the RA 11202 or the “Mobile Number Portability, or MNP, Act” was enacted into a law. This act allows subscribers to change their subscription plans or service providers while allowing the subscribers to retain their current mobile numbers. In addition, no interconnection fee or charge shall be imposed for mobile domestic calls and SMS made by a subscriber. The act shall take effect fifteen days after its publication in the Official Gazette or in any newspaper of general circulation. Within 90 days from the effectivity of the act, the NTC, as the government entity mandated to implement nationwide MNP, shall coordinate with the Department of Information and Communications Technology, The National Privacy Commission, the Philippine Competition Commission, and other concerned agencies, and promulgate rules and regulations and other issuances to ensure the effective implementation of the Act.

Within six months from the promulgation of the rules and regulations, mobile service providers shall comply with the provisions of the act and set up a mechanism for the purpose of nationwide MNP. On June 17, 2019, the NTC released the implementing rules and regulations which took effect on July 2, 2019. The compliance period given to mobile service providers is within six months from effective date.

In 2019, Smart, along with Globe and Dito Telecommunity, Inc. entered into an agreement to form a joint venture that will address the requirements of the MNP Act.

The joint venture company, TCI was incorporated in the Philippines on December 26, 2019 and registered with the Philippine SEC on January 17, 2020.  The primary purpose of the joint venture is to serve as a clearing house for MNP.  TCI will ensure smooth implementation of mobile number porting services.  On December 23, 2019, Smart subscribed Php10 million representing 33.3% equity interest in TCI, which is equivalent to 10 million shares at a subscription price of Php1.00 per share.

Summarized financial information of individually immaterial joint ventures

The following tables present the summarized financial information of our individually immaterial joint investments in joint ventures for the three months ended March 31, 2020 and 2019:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	—	35
Net income	2	14
Other comprehensive income	—	—
Total comprehensive income	2	14

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at March 31, 2020 and December 31, 2019.

12.	Financial Assets at FVPL

As at March 31, 2020 and December 31, 2019, this account consists of:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Rocket Internet	1,951	2,381
iflix Limited, or iflix	599	599
Club shares and others	341	328
Phunware, Inc., or Phunware	35	61
	2,926	3,369

Investment of PLDT Online in Rocket Internet

On August 7, 2014, PLDT and Rocket Internet entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets.  Rocket Internet provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China.  Rocket Internet’s prominent brands include the leading Southeast Asian e-Commerce businesses Zalora and Lazada, as well as fast growing brands with strong positions in their markets such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh in Latin America, Africa, Middle East, Russia, India and Europe.  Financial technology and payments comprise Rocket Internet’s third sector where it anticipates numerous and significant growth opportunities.

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket Internet as at August 2014.  These new shares are of the same class and bear the same rights as the Rocket Internet shares held by the investors as at the date of the agreement namely, Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly European Founders Fund GmbH).  PLDT made the €333 million investment in two payments (on September 8 and September 15, 2014), which it funded from available cash and new debt.

On August 21, 2014, PLDT assigned all its rights, title and interests as well as all of its obligations related to its investment in Rocket Internet, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket Internet announced the pricing of its initial public offering, or IPO, at €42.50 per share.  On October 2, 2014, Rocket Internet listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.”  Our ownership stake in Rocket Internet after the IPO was reduced to 6.6%.  In February 2015, due to additional issuances of shares by Rocket Internet, our ownership percentage in Rocket Internet was further reduced to 6.1%, and remained as such as at December 31, 2017.

On September 26, 2016, Rocket Internet applied for admission to trading under the regulated market (Prime Standard) of the Frankfurt Stock Exchange.  RKET has been admitted to the Prime Standard and is part of the Frankfurt Stock Exchange’s SDAX.

On April 16, 2018, Rocket Internet announced the buyback of up to 15 million shares through a public share purchase offer, or the Offer, against payment of an offer price in the amount of €24 per share.  PLDT Online committed to accept the Offer of Rocket Internet for at least 7 million shares, or approximately 67.4% of the total number of shares directly held by PLDT Online.

On May 4, 2018, Rocket Internet accepted the tender of PLDT Online of 7 million shares and paid the total consideration of €163 million, or Php10,059 million, which was settled on May 9, 2018, reducing the equity ownership in Rocket Internet from 6.1% to 2.0%.

On May 23, 2018, Rocket Internet redeemed 10.8 million shares reducing its share capital to €154 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 2.0% to 2.1%.

On various dates in the third quarter of 2018, PLDT Online sold 0.7 million Rocket Internet shares for an aggregate amount of €22 million, or Php1,346 million, reducing equity ownership in Rocket Internet from 2.1% to 1.7%.

On December 6, 2018, Rocket Internet redeemed 1.9 million shares reducing its share capital to €153 million.  PLDT Online’s equity ownership in Rocket Internet remained at 1.7%

On various dates in 2019, PLDT Online sold 0.7 million Rocket internet shares for an aggregate amount of €18 million, or Php1,021 million, reducing equity ownership in Rocket Internet from 1.7% to 1.3%.

On October 9, 2019, Rocket Internet redeemed 1.7 million shares reducing its share capital to €151 million.  PLDT Online’s equity ownership in Rocket Internet remained at 1.3%

On January 30, 2020, Rocket Internet redeemed 13.5 million shares reducing its share capital to €137 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 1.3% to 1.4%.

Further details on investment in Rocket Internet for the three months ended March 31, 2020 and 2019, and as at March 31, 2020 and December 31, 2019 are as follows:

	March 31,
	2020	2019
	(Unaudited)
Total market value as at beginning of the period (in million pesos)	2,381	3,128
Closing price per share at end of the period (in Euros)	18.42	22.60
Total market value as at end of the period (in million Euros)	35	58
Total market value as at end of the period (in million pesos)	1,951	3,448
Net gains (losses) recognized during the period (in million pesos)	(430)	320

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	2,381	3,128
Fair value adjustment in profit or loss	(430)	89
Disposal of investments	—	(836)
Balances at end of the period	1,951	2,381

As at May 6, 2020, closing price of Rocket Internet is €18.92.

Investment of PLDT Online in iflix

On April 23, 2015, PLDT Online subscribed to a convertible note of iflix, an internet TV service provider in Southeast Asia, for US$15 million, or Php686 million.  The convertible note was issued and paid on August 11, 2015.  iflix will use the funds to continue roll out of the iflix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity.

On March 10, 2016, the US$15 million convertible note held by PLDT Online was converted into 20.7 million ordinary shares of iflix in connection with a new funding round led by Sky Plc, Europe’s leading entertainment company, and the Indonesian company, Emtek Group.  The conversion resulted on a valuation gain amounting to U$19 million, or Php898 million, increasing the fair value of PLDT Online’s investment amounting to US$34 million, or Php1,584 million.

On August 4, 2017, PLDT Online subscribed to a convertible note of iflix for US$1.5 million, or Php75 million, in a new funding round led by Hearst Entertainment.  The convertible note was paid on August 8, 2017.  The note is zero coupon, senior and unsubordinated, non-redeemable, transferable and convertible into Series B Preferred Shares subject to occurrence of a conversion event.  iflix will use the funds to invest in its local content strategy and for its regional and international expansion.

On December 15, 2018, the US$1.5 million convertible note held by PLDT Online was converted into 1.0 million Series B Preferred Shares of iflix upon the occurrence of the cut-off date.  After the conversion of all outstanding convertible notes, PLDT Online’s equity ownership in iflix was reduced from 7.3% to 5.3%.

In 2019, due to additional issuances of shares by iflix, PLDT Online’s equity ownership in iflix was reduced from 5.3% to 4.9%.

The fair value of PLDT Online’s investment amounted to Php599 million as at March 31, 2020 and December 31, 2019.

Investment of PLDT Capital in Phunware

On September 3, 2015, PLDT Capital subscribed to an 8% US$5 million Convertible Promissory Note, or Note, issued by Phunware, a Delaware corporation.  Phunware provides an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens.  The US$5 million Note was issued to and paid for by PLDT Capital on September 4, 2015.

On December 18, 2015, PLDT Capital subscribed to Series F Preferred Shares of Phunware for a total consideration of US$3 million.  On the same date, the Note and its related interest were converted to additional Phunware Series F Preferred Shares.

On February 27, 2018, Phunware entered into a definitive Agreement and Plan of Merger, or Merger Agreement, with Stellar Acquisition III, Inc., or Stellar, relating to a business combination transaction for an enterprise value of US$301 million, on a cash-free, debt-free basis.  Pursuant to the Merger Agreement, the holders of Phunware common stock will be entitled to the right to receive the applicable portion of the merger consideration in the form of Stellar common shares, which are listed on the Nasdaq Stock Market.  As a result, the holders of Phunware preferred stock have requested the automatic conversion of all outstanding preferred shares into common shares effective as of immediately prior to the closing of the transaction on a conversion ratio of one common share per one preferred share.  In addition to the right to receive Stellar common shares, each holder of Phunware Stock is entitled to elect to receive its pro rata share of warrants to purchase Stellar common shares that are held by the affiliate companies of Stellar’s co-Chief Executive Officers, or Stellar’s Sponsors.

On November 28, 2018, PLDT Capital elected to receive its full pro rata share of the warrants to purchase Stellar common shares held by Stellar’s Sponsors.

On December 26, 2018, Phunware announced the consummation of its business combination with Stellar.  Stellar, the new Phunware holding company, changed its corporate name to “Phunware, Inc.,” or PHUN, and Phunware changed its corporate name to “Phunware OpCo, Inc.”  Upon closing, PLDT Capital received the PHUN common shares equivalent to its portion of the merger consideration and its full pro rata share of warrants to purchase PHUN common shares.

On March 15, 2019, PLDT Capital exercised its warrants to purchase PHUN common shares for a total consideration of US$1.6 million.

The fair value amount of PLDT Capital’s investment amounted to Php35 million and Php61 million as at March 31, 2020 and December 31, 2019, respectively.

13.	Debt Instruments at Amortized Cost

As at March 31, 2020 and December 31, 2019, this account consists of:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
GT Capital Bond	—	150
	—	150
Less: Current portion of debt instrument at amortized cost (Note 28)	—	150
Noncurrent portion of debt instrument at amortized cost (Note 28)	—	—

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million which matured on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as HTM investment. Starting January 1, 2018, the bond was classified as debt instrument at amortized cost under PFRS 9.  Interest income, net of withholding tax, recognized on this investment amounted to Php11 million for each of the three months ended March 31, 2020 and 2019.  The carrying value of this investment amounted to nil and Php150 million as at March 31, 2020 and December 31, 2019, respectively.

14.	Investment Properties

Changes in investment properties account for the three months ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
March 31, 2020 (Unaudited)
Balances at beginning and end of the period	608	1	169	778

December 31, 2019 (Audited)
Balances at beginning of the year	596	7	174	777
Net gains (losses) from fair value adjustments charged to profit or loss	23	(6)	(5)	12
Disposals during the year	(11)	—	—	(11)
Balances at end of the year	608	1	169	778

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php30 to Php32 thousand.  The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development.  The properties are not being used for strategic reasons.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php19 million and Php12 million for the three months ended March 31, 2020 and 2019, respectively.

Rental income relating to investment properties that are being leased and included as part of revenues amounted to Php3 million and Php114 thousand for the three months ended March 31, 2020 and 2019, respectively.  See Note 10 – Leases.

The above investment properties were categorized under Level 3 of the fair value hierarchy.  There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

15.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the three months ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

	Intangible Assets with Indefinite Life	Intangible Assets with Finite Life					Total Intangible Assets with	Total Intangible		Total Goodwill and
	Trademark	Franchise	Customer List	Licenses	Spectrum	Others	Finite Life	Assets	Goodwill	Intangible Assets
	(in million pesos)
March 31, 2020 (Unaudited)
Costs:
Balances at beginning of the period	4,505	3,016	4,726	1,079	1,205	775	10,801	15,306	62,033	77,339
Translation and other adjustments	—	—	—	(944)	—	(4)	(948)	(948)	—	(948)
Balances at end of the period	4,505	3,016	4,726	135	1,205	771	9,853	14,358	62,033	76,391
Accumulated amortization and impairment:
Balances at beginning of the period	—	1,520	4,301	1,059	1,205	775	8,860	8,860	654	9,514
Amortization during the year (Notes 4 and 5)	—	46	128	2	—	—	176	176	—	176
Impairment during the period	—	—	—	(944)	—	—	(944)	(944)	—	(944)
Translation and other adjustments	—	—	—	—	—	(4)	(4)	(4)	—	(4)
Balances at end of the period	—	1,566	4,429	117	1,205	771	8,088	8,088	654	8,742
Net balances at end of the period	4,505	1,450	297	18	—	—	1,765	6,270	61,379	67,649
Estimated useful lives (in years)	—	16	2 – 9	18	15	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	8	1	3	—	7	—	—	—	—
December 31, 2019 (Audited)
Costs:
Balances at beginning and end of the year	4,505	3,016	4,726	1,079	1,205	775	10,801	15,306	62,033	77,339
Accumulated amortization and impairment:
Balances at beginning of the year	—	1,334	3,790	1,051	1,152	775	8,102	8,102	654	8,756
Amortization during the year	—	186	511	8	53	—	758	758	—	758
Balances at end of the year	—	1,520	4,301	1,059	1,205	775	8,860	8,860	654	9,514
Net balances at end of the year	4,505	1,496	425	20	—	—	1,941	6,446	61,379	67,825
Estimated useful lives (in years)	—	16	2 – 9	18	15	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	8	1	3	—	—	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020 (Unaudited)			December 31, 2019 (Audited)
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	4,505	4,505	—	4,505
Franchise	1,450	—	1,450	1,496	—	1,496
Customer list	297	—	297	425	—	425
Licenses	18	—	18	20	—	20
Total intangible assets	6,270	—	6,270	6,446	—	6,446
Goodwill	56,571	4,808	61,379	56,571	4,808	61,379
Total goodwill and intangible assets	62,841	4,808	67,649	63,017	4,808	67,825

Intangible Assets

Intangible asset with indefinite life pertains to the “Sun Cellular” trademark of DMPI, resulting from PLDT’s acquisition of Digitel in 2011.  PLDT intends to continue using the “Sun Cellular” brand to cater to a specific market segment.  As such, the “Sun Cellular” trademark is viewed to have an indefinite useful life.

The consolidated future amortization of intangible assets as at March 31, 2020 is as follows:

Year	(in million pesos)
2020(1)	614
2021	194
2022	191
2023	186
2024 and onwards	751
1,936

(1)	April 1, 2020 through December 31, 2020.

Impairment Testing of Goodwill and Intangible Asset with Indefinite Useful Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation.  Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments.  As at March 31, 2020, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of PLDT’s additional investment in PG1 in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

Although revenue streams may be segregated among the companies within the PLDT Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform.  The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities.  On the other hand, PLDT has the largest fixed line network in the Philippines.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers.  In the same manner, PLDT has the most Internet Gateway facilities which are composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Because of the significant common use of network facilities among fixed line and wireless companies within the Group, management deems that the Wireless and Fixed Line units are considered the lowest CGUs for impairment test of goodwill.

The recoverable amount of the Wireless and Fixed Line CGUs have been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors.  The post-tax discount rates applied to cash flow projections are 8.22% for the Wireless and Fixed Line CGUs.  Cash flows beyond the projection period are determined using a 2.00% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry.  Other key assumptions used in the cash flow projections include revenue growth rate and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized in relation to goodwill and intangible assets with indefinite useful life as at March 31, 2020 and December 31, 2019.

The accumulated impairment balance as at March 31, 2020 and December 31, 2019 is comprised of Php438 million from PLDT’s acquisition of Digitel and Php216 million from ePLDT’s acquisition of AGS.

With regard to the assessment of VIU for Wireless and Fixed Line CGUs, management believes that no reasonable changes in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

16.	Cash and Cash Equivalents

As at March 31, 2020 and December 31, 2019, this account consists of:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 28)	7,733	6,706
Temporary cash investments (Note 28)	23,211	17,663
	30,944	24,369

Cash in banks earn interest at prevailing bank deposit rates.  Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates.  Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.  See Note 28 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php197 million, Php341 million for the three months ended March 31, 2020 and 2019, respectively.

17.	Trade and Other Receivables

As at March 31, 2020 and December 31, 2019, this account consists of receivables from:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 28)	19,763	17,178
Corporate subscribers (Note 28)	12,985	13,005
Foreign administrations (Note 28)	2,060	1,896
Domestic carriers (Note 28)	386	889
Dealers, agents and others (Note 28)	6,995	6,372
	42,189	39,340
Less allowance for expected credit losses	17,755	16,904
	24,434	22,436

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers.  The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances to affiliates.

Trade and other receivables are non-interest-bearing and generally have settlement terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 25 – Related Party Transactions.

See Note 28 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

The following table explains the changes in the allowance for expected credit losses as at March 31, 2020 and December 31, 2019:

	March 31, 2020 (Unaudited)
	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
Balances at beginning of the period	926	9,766	732	3,870	3	374	4	86	98	1,045	1,763	15,141	16,904
Provisions (Note 5)	231	446	79	146	—	5	—	2	2	(4)	312	595	907
Reclassifications and reversals	(123)	136	(55)	63	—	—	—	—	(2)	1	(180)	200	20
Write-offs	—	—	—	—	—	—	—	—	—	(75)	—	(75)	(75)
Translation adjustments	—	—	(1)	—	—	—	—	—	—	—	(1)	—	(1)
Balances at end of the period	1,034	10,348	755	4,079	3	379	4	88	98	967	1,894	15,861	17,755

	December 31, 2019 (Audited)
	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
Balances at beginning of the year	893	8,931	603	3,906	5	914	3	74	91	1,083	1,595	14,908	16,503
Provisions (Note 5)	418	2,725	211	661	(2)	64	1	12	10	(29)	638	3,433	4,071
Reclassifications and reversals	(366)	793	(80)	201	—	(604)	—	—	(3)	4	(449)	394	(55)
Write-offs	(12)	(2,683)	(1)	(895)	—	—	—	—	—	(13)	(13)	(3,591)	(3,604)
Translation adjustments	(7)	—	(1)	(3)	—	—	—	—	—	—	(8)	(3)	(11)
Balances at end of the year	926	9,766	732	3,870	3	374	4	86	98	1,045	1,763	15,141	16,904
The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 28 – Financial Assets and Liabilities.

18.	Inventories and Supplies

As at March 31, 2020 and December 31, 2019, this account consists of:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value(1)	1,936	2,358
At cost	2,662	3,140
Spare parts and supplies:
At net realizable value(1)	584	462
At cost	1,753	1,621
Others:
At net realizable value(1)	348	592
At cost	604	954
Total inventories and supplies at the lower of cost or net realizable value	2,868	3,412

(1)	Amounts are net of allowance for inventory obsolescence and write-downs.

The cost of inventories and supplies recognized as expense for the three months ended March 31, 2020 and 2019 are as follows:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Cost of sales	2,231	9,528
Repairs and maintenance	178	823
Provisions (Note 5)	53	471
Selling and promotions	—	138
	2,462	10,960

Changes in the allowance for inventory obsolescence and write-down for the three months ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	2,303	3,212
Provisions (Note 5)	53	471
Reclassification	(100)	(220)
Cost of sales	(105)	(495)
Write-off	—	(136)
Reversals	—	(529)
Balances at end of the period	2,151	2,303

19.	Prepayments

As at March 31, 2020 and December 31, 2019, this account consists of:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Advances to suppliers and contractors (Note 25)	44,088	41,798
Prepaid taxes	13,925	13,905
Prepaid fees and licenses	1,430	1,335
Prepaid rent	506	417
Prepaid benefit costs (Note 26)	352	342
Prepaid repairs and maintenance	220	458
Prepaid insurance (Note 25)	148	142
Prepaid selling and promotions	13	24
Other prepayments	1,573	1,810
	62,255	60,231
Less current portion of prepayments	11,518	11,298
Noncurrent portion of prepayments	50,737	48,933

Advances to suppliers and contractors are non-interest-bearing and are to be applied to contractors’ subsequent progress billings for projects.

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position.  See Note 26 – Pension and Other Employee Benefits.

20.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million shares)
Authorized
Non-Voting Serial Preferred Stock	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stock(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

There were no changes in PLDT’s capital account for the three months ended March 31, 2020 and 2019.

Preferred Stock

Non-Voting Serial Preferred Stock

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the PLDT Subscriber Investment Plan, or SIP.  On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to December 31, 2020, pursuant to the SIP.

The Series JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%.  After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock.  The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock.  In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price.  It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments.  The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners.  The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock.  The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT;
(d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 7%, respectively, as at March 31, 2020.  See Note 1 – Corporate Information and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the Series A to FF Shares, from holders of record as of October 10, 2011, and all such shares were redeemed and retired effective on January 19, 2012.  In accordance with the terms and conditions of the Series A to FF Shares, the holders of Series A to FF Shares as at January 19, 2012 are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to January 19, 2012, or the Redemption Price of Series A to FF Shares.

PLDT has set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022.  After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock, or the Series GG Shares, from the holders of record as of May 22, 2012, and all such shares were redeemed and retired effective August 30, 2012.  In accordance with the terms and conditions of the Series GG Shares, the holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series GG Shares.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007, or Series HH Shares issued in 2007, from the holders of record as of February 14, 2013 and all such shares were redeemed and retired effective May 16, 2013.  In accordance with the terms and conditions of Series HH Shares issued in 2007, the holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT has set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of Php30 thousand, to fund the redemption price of Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series HH Shares issued in 2007.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, or the Series HH Shares issued in 2008, from the holders of record as of February 14, 2014 and all such shares were redeemed and retired effective May 16, 2014.  In accordance with the terms and conditions of Series HH Shares issued in 2008, the holders of Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT has set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption price of Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series HH Shares issued in 2008.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock, or the Series II Shares, from the holder of record as of February 10, 2016, and all such shares were redeemed and retired effective on May 11, 2016.  In accordance with the terms and conditions of Series II Shares, the holders of Series II Shares as at February 10, 2016 is entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares.

PLDT has set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series II Shares.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from May 11, 2016, or until May 11, 2026.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, August 30, 2012, May 16, 2013, May 16, 2014 and May 11, 2016, notwithstanding that any stock certificate representing the Series A to FF Shares, Series GG Shares, Series HH Shares issued in 2007, Series HH Shares issued in 2008 and Series II Shares, respectively, were not surrendered for cancellation, the Series A to II Shares were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

On January 28, 2020, the Board of Directors authorized and approved, the retirement of shares of PLDT’s Series JJ 10% Cumulative Convertible Preferred Stock, or SIP Shares, effective May 12, 2020.  The record date for the determination of the holders of outstanding SIP Shares available for redemption was February 11, 2020.

Total amounts of Php1 million each was withdrawn from the Trust Account, representing total payments on redemption for the three months ended March 31, 2020 and 2019.  The balance of the Trust Account of Php7,850 million and Php7,851 million were presented as part of “Current portion of other financial assets” as at March 31, 2020 and December 31, 2019, respectively, and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position.  See related disclosures below under Perpetual Notes, Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

PLDT expects to similarly redeem and retire the outstanding shares of Series KK 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock/Treasury Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008.  Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at November 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program.  There were no further buyback transactions subsequent to November 2010.

Dividends Declared

Our dividends declared for the three months ended March 31, 2020 and 2019 are detailed as follows:

March 31, 2020 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 28, 2020	February 24, 2020	March 15, 2020	—	12

Voting Preferred Stock	March 5, 2020	March 25, 2020	April 15, 2020	—	3
					15

Common Stock
Regular Dividend	March 5, 2020	March 19, 2020	April 3, 2020	39.00	8,426
Charged to retained earnings					8,441

*	Dividends were declared based on total amount paid up.

March 31, 2019 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Preferred Stock
Series IV*	January 29, 2019	February 22, 2019	March 15, 2019	—	12

Voting Preferred Stock	March 7, 2018	March 27, 2019	April 15, 2019	—	3
					15

Common Stock
Regular Dividend	March 21, 2019	April 4, 2019	April 23, 2019	36.00	7,778
Charged to retained earnings					7,793

*	Dividends were declared based on total amount paid up.

Our dividends declared after March 31, 2020 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Redeemable Preferred Stock Series JJ	April 8, 2020	February 11, 2020	May 12, 2020	0.0027/day	—
Series IV Cumulative Non-Convertible Redeemable Preferred Stock(*)	May 7, 2020	May 21, 2020	June 15, 2020	—	12
Charged to retained earnings					12

*	Dividends were declared based on total amount paid up.

Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively.  The transaction costs amounting to Php35 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php59 million and Php236 million as at March 31, 2020 and December 31, 2019, respectively.

On July 18, 2017, Smart issued Php1,100 million perpetual notes, to RCBC, Trustee of PLDT’s Redemption Trust Fund, under the Notes Facility Agreement dated July 18, 2017.  The transaction costs amounting to Php5 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php14 million and Php57 million as at March 31, 2020 and December 31, 2019, respectively.  This transaction was eliminated in our consolidated financial statements.

On September 19, 2019, Smart issued Php4,700 million perpetual notes to DMPI under the Notes Facility Agreement dated September 16, 2019.  The transaction cost amounting to Php35 million was accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php14 million and Php57 million as at March 31, 2020 and December 31, 2019, respectively.  This transaction was eliminated in our consolidated financial statements.

Proceeds from the issuance of these notes are intended to finance capital expenditures.  The notes have no fixed redemption dates.  However, Smart may, at its sole option, redeem the notes.  In accordance with PAS 32, Financial Instruments: Presentation, the notes are classified as part of equity in the financial statements.  The notes are subordinated to and rank junior to all senior loans of Smart.

21.	Interest-bearing Financial Liabilities

As at March 31, 2020 and December 31, 2019, this account consists of the following:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 28 and 29)	166,075	172,834

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 28 and 29)	35,263	19,722
Short-term debt	4,000	—
	205,338	192,556

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php584 million and Php491 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the three months ended March 31, 2020 and for the year ended December 31, 2019:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	491	418
Additions during the period	124	195
Accretion during the period included as part of Financing costs – net (Note 5)	(31)	(122)
Unamortized debt discount at end of the period	584	491

Long-term Debt

As at March 31, 2020 and December 31, 2019, long-term debt consists of:

		March 31, 2020		December 31, 2019
		(Unaudited)		Audited
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% in 2019	-	-	-	-
Term Loans:
Others	2.8850% and US$ LIBOR + 0.7900% to 1.4500% in 2020 and 2019	298	15,126	335	17,029
		298	15,126	335	17,029
Philippine Peso Debts:
Fixed Rate Corporate Notes	5.6423% to 5.9058% in 2020 and 5.3938% to 5.9058% in 2019		6,152		6,152
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2020 and 2019		14,971		14,965
Term Loans:
Unsecured Term Loans	3.9000% to 6.7339%; PHP BVAL + 0.6000% to 1.0000% and PDST-R2 + 0.5000% to 0.6000% in 2020 and 2019		165,089		154,410
			186,212		175,527
Total long-term debt (Notes 28 and 29)			201,338		192,556
Less portion maturing within one year (Note 28)			35,263		19,722
Noncurrent portion of long-term debt (Note 28)			166,075		172,834

The scheduled maturities of our consolidated outstanding long-term and short-term debt at nominal values as at March 31, 2020 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2020(1)	173	8,779	9,933	18,712
2021	45	2,304	22,423	24,727
2022	30	1,543	15,607	17,150
2023	25	1,270	25,313	26,583
2024	25	1,270	12,675	13,945
2025 and onwards	—	—	104,805	104,805
Total long-term and short-term debt (Note 28)	298	15,166	190,756	205,922

(1)	April 1, 2020 through December 31, 2020.

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies as at March 31, 2020 and December 31, 2019:

Outstanding Amounts
						Drawn	Cancelled Undrawn		March 31, 2020		December 31, 2019
	Date of		Terms			Amount	Amount		(Unuadited)		(Audited)
Loan Amount	Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar	Php	U.S. Dollar	Php
						(in millions)			(in millions)
U.S. Dollar Debts
Exportkreditnamnden, or EKN, the Export-Credit Agency of Sweden
Smart
US$45.6M(1) Tranche A1: US$25M; Tranche A2: US$19M; Tranche B1: US$0.9M; Tranche B2: US$0.7M	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean delivery date	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2: April 15, 2019	Various dates in 2013-2014	45.6	—	July 16, 2018 and April 15, 2019	—	—	—	—
									—	—	—	—

(1)	The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2020		December 31, 2019
	Date of				Amount	Amount		(Unuadited)		(Audited)
Loan Amount	Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar	Php	U.S. Dollar	Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)
Smart
US$100M	March 7, 2014	MUFG Bank, Ltd.	9 equal semi-annual installment, commencing 12 months after drawdown date, with final installment on March 7, 2019	Various dates in 2014 March 2, 2015	90 10	—	March 7, 2019	—	—	—	—
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal semi-annual installment, commencing 11 months after drawdown date, with final installment on May 14, 2019	July 1, 2014	50	—	May 14, 2019	—	—	—	—
PLDT
US$100M	August 5, 2014	Philippine National Bank, or PNB	Annual amortization rate of 1% of the issue price on the first-year up to the fifth-year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014	100	—	—	95	4,824	95	4,826
PLDT
US$50M	August 29, 2014	Metrobank	Annual amortization rate of 1% of the issue price payable semi- annually starting on the first-year up to the fifth-year anniversary of from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	50	—	—	47	2,412	48	2,426
								142	7,236	143	7,252

(1)	The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2020				December 31, 2019
	Date of				Amount	Amount		(Unaudited)				(Audited)
Loan Amount	Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	MUFG Bank, Ltd.	Commencing 36 months after loan date, with semi- annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	—	60	(*)	3,036	(*)	74	(*)	3,797	(*)

Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015	200	—	March 4, 2020	—		—		22	(*)	1,128	(*)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	—	46	(*)	2,326	(*)	46	(*)	2,324	(*)
PLDT
US$25M	March 22, 2016	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	—	25	(*)	1,265	(*)	25	(*)	1,265	(*)
PLDT
US$25M	January 31, 2017	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25	(*)	1,263	(*)	25	(*)	1,263	(*)
Smart
US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity.	—	—	—	—	—		—		—		—
								156		7,890		192		9,777
								298		15,126		335		17,029

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

							Outstanding Amounts
					Payments		March 31, 2020	December 31, 2019
	Date of Loan			Date of Issuance/	Amount		(Unaudited)	(Audited)
Loan Amount	Agreement	Facility Agent	Installments	Drawdown	Php	Date	Php	Php
					(in millions)		(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first-year up to the sixth-year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012	1,188 282	July 29, 2013 April 29, 2019	—	—
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth-year, with the balance payable on September 21, 2019;	September 21, 2012	2,055 2,741	June 21, 2013 September 23, 2019	3,599	3,599
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth-year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO Unibank, Inc., or BDO	Series A: Annual amortization rate of 1% of the issue price on the first-year up to the sixth- year from issue date and the balance payable upon maturity on November 22, 2019;	November 22, 2012	3,549	February 22, 2019	2,255	2,255
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first-year up to the ninth-year from issue date and the balance payable upon maturity on November 22, 2022
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth-year and the balance payable upon maturity on September 21, 2019;	June 21, 2013	1,644	September 23, 2019	298	298
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth-year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first-year up to the fifth- year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	1,129	April 29, 2019	—	—
							6,152	6,152

(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

Outstanding Amounts
				Date of	Payments		March 31, 2020		December 31, 2019
	Date of Loan			Issuance/	Amount		(Unaudited)		(Audited)
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php		Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non- amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non- amortizing payable in full on February 6, 2024	February 6, 2014	—	—	14,971	(*)	14,965	(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2020		December 31, 2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth-year up to the ninth-year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	—	—	1,940		1,940
PLDT
Php200M	August 31, 2012	Manufacturers Life Insurance Co. (Phils.), Inc.	Payable in full upon maturity on October 9, 2019	October 9, 2012	200	—	April 10, 2019	—		—
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% on the first-year up to the sixth-year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	—	January 13, 2020	—		940
PLDT
Php1,000M	October 11, 2012	Philippine American Life and General Insurance Company, or Philam Life	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	—	—	1,000		1,000
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	—	December 20, 2019	—		—
PLDT
Php2,000M	November 13, 2013	Bank of the Philippine Islands, or BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	—	—	1,880		1,880
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for six-years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	—	—	1,199	(*)	1,199	(*)
								6,019		6,959

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2020		December 31, 2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six-years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	3,000	—	—	2,818	(*)	2,818	(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	—	—	2,818	(*)	2,847	(*)
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	—	—	470		475
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	—	—	1,880		1,900
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	—	1,500		1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	—	—	470		475
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	—	1,000		1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	—	950		950
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,425		1,425
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,900		1,920
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,880		2,880
								18,111		18,190

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2020		December 31, 2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,800		4,800
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,785	(*)	4,785	(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,785	(*)	4,784	(*)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth-year commencing on the first-year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,784	(*)	4,784	(*)
Smart
Php7,000M	December 18, 2015	CBC	Annual amortization rate of 1% of the principal amount on the third-year up to the sixth-year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	—	5,594	(*)	5,593	(*)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the ninth-year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,899	(*)	2,929	(*)
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	—	5,805	(*)	5,804	(*)
PLDT
Php8,000M	July 14, 2016	Security Bank	Annual amortization rate of 1% of the total amount drawn payable semi-annually starting from the end of the first-year after the initial drawdown date until the ninth-year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,572	(*)	7,651	(*)
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first- year up to the sixth-year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	—	6,287	(*)	6,286	(*)
								47,311		47,416

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2020		December 31, 2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first-year up to the ninth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,910		2,910
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first-year up to the sixth-year commencing on the first-year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	—	5,230	(*)	5,229	(*)
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first-year up to the sixth-year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	5,126	(*)	5,125	(*)
Smart
Php2,500M	October 27, 2016	CBC	Annual amortization rate of 10% of the amount drawn starting on the third-year up to the sixth-year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	—	2,250		2,250
Smart
Php4,000M	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first- year up to the ninth-year and the balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	1,935	(*)	1,935	(*)
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	980		980
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	1,960		1,980
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,417	(*)	3,417	(*)
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth- year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	1,470		1,485
								25,278		25,311

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2020	December 31, 2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)	(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php	Php
					(in millions)			(in millions)
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,950	1,950
PLDT
Php3,500 M	July 5, 2017	LBP	Annual amortization rate of 1% on the first- year up to the ninth-year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,430	3,430
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 3, 2028	April 2, 2018	1,500	—	—	1,485	1,485
Smart
Php1,000M	September 28, 2017	Union Bank	Annual amortization rate of 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth- year anniversary of the advance and the balance payable upon maturity on February 21, 2028	February 19, 2018	1,000	—	—	980	990
PLDT
Php2,000M	April 19, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on April 25, 2028	April 25, 2018	2,000	—	—	1,980	1,980
PLDT
Php1,000M	April 20, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first-year up to the ninth-year after the drawdown date and the balance payable upon maturity on May 3, 2028	May 3, 2018	1,000	—	—	990	990
PLDT
Php2,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	2,000	—	—	1,980	1,980
								12,795	12,805

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2020		December 31, 2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php2,000M	May 25, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on May 28, 2024	May 28, 2018	2,000	—	—	1,969	(*)	1,969	(*)
Smart
Php1,500M	June 27, 2018	Development Bank of the Philippines, or DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third- year anniversary of the advance up to the fifth-year anniversary of the advance and the balance payable upon maturity on June 28, 2024	June 28, 2018	1,500	—	—	1,500		1,500
Smart
Php3,000M	July 31, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 10, 2028	August 10, 2018	3,000	—	—	2,951	(*)	2,950	(*)
Smart
Php5,000M	January 11, 2019	DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third-year anniversary of the advance up to the ninth-year anniversary of the advance and the balance payable upon maturity on May 7, 2029	May 6, 2019 September 2, 2019	2,000 3,000	—	—	4,979	(*)	4,978
PLDT
Php8,000M	February 18, 2019	Union Bank	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on July 11, 2029	July 11, 2019 September 6, 2019 October 1, 2019 November 5, 2019	3,000 2,000 1,000 2,000	—	—	7,979	(*)	7,978
Smart
Php4,000M	February 21, 2019	PNB	Annual amortization rate equivalent to 1% of the amount drawn starting on the first-year anniversary up to the seventh-year anniversary of the initial drawdown date and the balance payable upon maturity on March 11, 2027	March 11, 2019	4,000	—	—	3,933	(*)	3,972
PLDT
Php2,000M	April 11, 2019	Bank of China Limited, Manila Branch	Annual amortization rate equivalent to 1% of the amount of loan payable on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,986	(*)	1,985
PLDT
Php2,000M	July 1, 2019	PNB	Annual amortization rate equivalent to 1% of the total amount drawn from the facility on the first-year anniversary up to the sixth-year anniversary of the initial drawdown date and the balance payable upon maturity on September 7, 2026	September 6, 2019	2,000	—	—	1,986	(*)	1,985
Smart
Php8,000M	September 25, 2019	CBC	Annual amortization rate equivalent to 10% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on October 2, 2029	October 2, 2019	8,000	—	—	7,943	(*)	7,942
								35,226		35,259

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		March 31, 2020		December 31, 2019
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M	December 9, 2019	DBP	Annual amortization rate equivalent to 1% of the total amount drawn starting on the third-year anniversary up to the ninth-year anniversary of the initial drawdown date and the balance payable upon maturity on December 12, 2029	December 12, 2019	4,000	—	—	3,971	(*)	3,970
PLDT
Php4,500M	December 12, 2019	BPI	Annual amortization rate equivalent to 1% of the advance on the first year up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on December 18, 2029	December 15, 2019	4,500	—	—	4,467	(*)	4,500
Smart
Php3,000M	January 20, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 24, 2030	January 24, 2020	3,000	—	—	2,978	(*)	—
PLDT
Php5,000M	January 29, 2020	BDO	Annual amortization rate equivalent to 1% of the total amount drawn starting on the first-year anniversary up to the ninth-year anniversary of the drawdown date and the balance payable upon maturity on January 31, 2030	January 31, 2020	5,000	—	—	4,963	(*)	—
PLDT
Php4,000M	March 24, 2020	RCBC	Annual amortization rate equivalent to 1% of the advance starting on the first-year anniversary of the drawdown date and the balance payable upon maturity on March 27, 2028	March 26, 2020	4,000	—	—	3,970	(*)	—
PLDT
Php2,500M	March 30, 2020	MUFG Bank, Ltd.	Amortization rate equivalent to: (1) 20% of the amount drawn payable on the 30th, 48th, 54th and 72nd month from the drawdown date; (2) 0.50% of the amount drawn payable on the 36th, 42nd, 60th and 66th month from the drawdown date; and (3) 18% of the amount drawn payable upon maturity on October 2, 2026	April 2, 2020	2,500	—	—	—		—
								20,349		8,470
								165,089		154,410

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

Short-term Debt

In March and April 2020, PLDT and Smart availed unsecured short-term debt from various banks amounting to Php6,000 million and Php4,000 million respectively with interest ranging from 5.00% to 5.75%.  PLDT and Smart have an outstanding balance of Php2,000 million for each of the short-term debt as at March 31, 2020.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios tests, such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine Peso relative to the U.S. Dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense.  Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.  Of our total consolidated debts, approximately 7% and 9% were denominated in U.S. Dollars as at March 31, 2020 and December 31, 2019, respectively.  Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar.  See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or  any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; and (e) merging or consolidating with any other company.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments.  These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates.  Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated EBITDA, debt service coverage ratio and interest coverage ratio.  The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans.  These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement.  These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

The loan agreements with banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at March 31, 2020 and December 31, 2019, we were in compliance with all of our debt covenants.

Consent Solicitation Exercise of PLDT

On October 11, 2019, PLDT announced its undertaking of a consent solicitation exercise relating to the 5.2250% 7-Year Fixed Rate Bonds due 2021 and 5.2813% 10-Year Fixed Rate Bonds due 2024, to amend PLDT’s maximum stand-alone Total Debt to EBITDA Ratio stipulated in the Trust Indenture from 3.0:1 to 4.0:1.  The proposed amendment seeks to provide PLDT with greater flexibility to support, if necessary, higher levels of capital expenditures and general corporate requirements.  Moreover, it will align the covenant ratio of PLDT’s outstanding debt capital market issuances with that of the existing bilateral facilities of both PLDT and Smart.

On October 30, 2019, PLDT announced the early closing of the consent solicitation exercise from its original schedule of November 15, 2019 when the Company received the required consents to effect the proposed amendment.  The new debt covenants is effective as at November 8, 2019.

22.	Deferred Credits and Other Noncurrent Liabilities

As at March 31, 2020 and December 31, 2019, this account consists of:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations	1,693	1,767
Accrual of capital expenditures under long-term financing	1,290	2,118
Contract liabilities and unearned revenues (Note 5)	673	604
Others	111	68
	3,767	4,557

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.  Such accruals are settled through refinancing from long-term loans obtained from the banks.  See Note 21 – Interest-bearing Financial Liabilities.

The following table summarizes the changes to provision for asset retirement obligations for the three months ended March 31, 2020 and for the year ended December 31, 2019:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	1,767	1,656
Additional liability	31	154
Accretion expenses	15	82
Settlement of obligations and others	(120)	(125)
Provision for asset retirement obligations at end of the period	1,693	1,767

23.	Accounts Payable

As at March 31, 2020 and December 31, 2019, this account consists of:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 28)	71,261	68,051
Taxes (Note 27)	1,532	1,457
Carriers and other customers (Note 28)	1,294	1,387
Related parties (Notes 25 and 28)	612	602
Others	5,846	6,348
	80,545	77,845

Accounts payable are non-interest-bearing and are normally settled within 180 days.

In 2019, one of our major suppliers entered into Trade Financing Arrangements, or TFA, to sell a portion of its Philippine Peso receivables from the Parent Company amounting to Php1,799 million and from Smart amounting to Php3,200 million.  Under the terms of the TFA, the Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest.   The amount reclassified from “Accounts Payable – Suppliers and contractors” to “Accounts Payable – Others” amounted to Php4,999 million for the year ended December 31, 2019.

For terms and conditions pertaining to the payables to related parties, see Note 25 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24.	Accrued Expenses and Other Current Liabilities

As at March 31, 2020 and December 31, 2019, this account consists of:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	62,575	60,966
Accrued taxes and related expenses (Note 27)	11,239	11,380
Contract liabilities and unearned revenues (Note 5)	8,261	7,879
Liability from redemption of preferred shares (Notes 20 and 28)	7,850	7,851
Accrued employee benefits and other provisions (Notes 26 and 28)	6,771	8,700
Accrued interests and other related costs (Note 29)	1,584	1,531
Others	2,437	2,508
	100,717	100,815

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services.  These liabilities are non-interest bearing and are normally settled within a year.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Contract liabilities and unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Other accrued expenses and other current liabilities are non-interest-bearing and are normally settled within a year.  This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

25.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control.  Related parties may be individuals or corporate entities.  Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash.

The following table provides the summary of outstanding balances as at March 31, 2020 and December 31, 2019 transactions that have been entered into with related parties:

				March 31, 2020	December 31, 2019
	Classifications	Terms	Conditions	(Unaudited)	(Audited)
				(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Electricity charges – immediately upon receipt of invoice	Unsecured	390	415
	ROU assets (Note 10)	Upon expiration of depreciation of lease	Unsecured	357	—
Meralco Industrial Engineering Services Corporation, or MIESCOR	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice	Unsecured	3	3
MPIC	Financial assets at FVOCI – net of current portion (Note 11)	Due after March 31, 2021 for 2020 and due after December 31, 2020 for 2019; non-interest-bearing	Unsecured	161	162
	Current portion of financial assets at FVOCI (Note 11)	Due on or before March 31, 2021 for 2020 and due on or before December 31, 2020 for 2019; non-interest-bearing	Unsecured	2,793	2,757
Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Interest-bearing financial liabilities (Note 21)	Non-amortizing, payable upon maturity on March 30, 2023 and March 27, 2024	Unsecured	2,539	2,540
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 24)	1st month of each quarter; non-interest-bearing	Unsecured	162	147
NTT Communications	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	11	10
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	4	3
NTT DOCOMO	Accrued expenses and other current liabilities (Note 24)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	6	6
JGSHI and Subsidiaries	ROU assets (Note 10)	Upon expiration of depreciation of lease	Unsecured	160	168
	Lease liabilities - net of current portion (Note 10)	Due after March 31, 2021 for 2020 and due after December 31, 2020 for 2019	Unsecured	133	154
	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	1st month of each quarter; 30 days upon receipt of invoice; non-interest-bearing	Unsecured	19	33
	Current portion of lease liabilities (Note 10)	Due on or before March 31, 2021 for 2020 and due on or before December 31, 2020 for 2019	Unsecured	26	20
Malayan Insurance Co., Inc. or Malayan	Prepayments (Note 19)	Immediately upon receipt of invoice	Unsecured	12	19
	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Immediately upon receipt of invoice	Unsecured	6	5
Gotuaco del Rosario and Associates, or Gotuaco	Prepayments (Note 19)	Immediately upon receipt of invoice	Unsecured	—	6
	Accounts payable and accrued expenses and other current liabilities (Notes 23 and 24)	Immediately upon receipt of invoice	Unsecured	1	1
Others:
Cignal Cable Corporation, or Cignal Cable (formerly Dakila Cable TV Corp.)	Accrued expenses and other current liabilities (Notes 23 and 24)	Immediately upon receipt of invoice	Unsecured	60	—
Various	ROU assets (Note 10)	Upon expiration/depreciation of lease	Unsecured	242	232
	Trade and other receivables (Note 17)	30 days upon receipt of invoice	Unsecured	2,262	2,082
	Lease liabilities - net of current portion (Note 10)	Due after March 31, 2021 for 2020 and due after December 31, 2020 for 2019	Unsecured	172	218
	Accounts payable (Note 23)	30 days non-interest-bearing	Unsecured	162	571
	Accounts payable (Note 23)	Immediately upon receipt of billing	Unsecured	612	602
	Accrued expenses and other current liabilities (Note 24)	Immediately upon receipt of billing	Unsecured	32	65
	Current portion of lease liabilities (Note 10)	Due on or before March 31, 2021 for 2020 and due on or before December 31, 2020 for 2019	Unsecured	76	92

The following table provides the summary of transactions that have been entered into with related parties for the three months ended March 31, 2020 and 2019 in relation with the table above.

		March 31,
		2020	2019
	Classifications	(Unaudited)
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	622	650
	Rent	38	29
	Depreciation and amortization	119	54
MIESCOR	Repairs and maintenance	—	10
Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Financing costs - net	22	27
NTT World Engineering Marine Corporation	Repairs and maintenance	44	4
NTT Communications	Professional and other contracted services	16	24
NTT Worldwide Telecommunications Corporation	Selling and promotions	1	2
NTT DOCOMO	Professional and other contracted services	12	18
JGSHI and Subsidiaries	Rent	19	17
	Repairs and maintenance	10	16
	Communication, training and travel	3	3
	Miscellaneous expenses	2	3
Malayan	Insurance and security services	55	57
Gotuaco	Insurance and security services	35	34
First Pacific Investment Management Limited, or FPIML	Professional and other contracted services	26	26
Others:
TV5	Selling and promotions	55	—
Cignal Cable	Cost of services	38	127
	Selling and promotions	38	—
	Other income - net	76	—
Various	Revenues	557	655
	Expenses	706	930

a.Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area.  Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php622 million and Php650 million for the three  months ended March 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php390 million and Php415 million as at March 31, 2020 and December 31, 2019, respectively.

PLDT and Smart have Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php38 million and Php29 million for the three months ended March 31, 2020 and 2019, respectively. Total fees under these contracts, which were presented as part of depreciation and amortization in our consolidated income statements, amounted to Php119 million and Php54 million for the three months ended March 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php66 thousand each as at March 31, 2020 and December 31, 2019.  Under these agreements, the outstanding obligations, which were presented as part of ROU assets in our consolidated statement of financial position amounted to Php357 million and nil as at March 31, 2020 and December 31, 2019, respectively.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, which expired on December 31, 2018.  Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable and civil works that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to nil for the three months ended March 31, 2020 and 2019.  Total amounts capitalized to property and equipment amounted to nil and Php432 thousand for the three months ended March 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php185 thousand each as at March 31, 2020 and December 31, 2019.

PLDT also has an existing Customer Line Installation, Repair, Rehabilitation and Maintenance Activities agreement with MIESCOR, which expired on December 31, 2018.  Under the agreement, MIESCOR is responsible for the subscriber main station installation, repairs and maintenance of outside and inside plant network facilities in the areas awarded to them.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to nil and Php10 million for the three months ended March 31, 2020 and 2019, respectively.  Total amounts capitalized to property and equipment amounted to nil for the three months ended March 31, 2020 and 2019.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million each as at March 31, 2020 and December 31, 2019.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at March 31, 2020 and December 31, 2019, and for the three months ended March 31, 2020 and 2019 are as follows:

1.	Term Loan Facility Agreements with NTT Finance Corporation

On March 22, 2016, PLDT signed a US$25 million term loan facility agreement with NTT Finance Corporation to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 30, 2023.  The loan was fully drawn on March 30, 2016.  Total interest under this agreement, which were presented as part of financing costs – net in our consolidated income statements, amounted to Php11 million and Php13.5 million for the three months ended March 31, 2020 and 2019, respectively.  The amounts of US$25 million, or Php1,269.5 million, and US$25 million, or Php1,270 million, remained outstanding as at March 31, 2020 and December 31, 2019, respectively.

Another US$25 million term loan facility was signed with NTT Finance Corporation on January 31, 2017 to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 27, 2024.  The loan was fully drawn on March 30, 2017.  Total interest under this agreement, which were presented as part of financing costs – net in our consolidated income statements, amounted to Php11 million and Php13.5 million for the three months ended March 31, 2020 and 2019, respectively.  The amount of US$25 million, or Php1,269.5 million, and US$25 million, or Php1,270 million, remained outstanding as at March 31, 2020 and December 31, 2019, respectively.

2.	Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement.  On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.  The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php44 million Php4 million for the three months ended March 31, 2020 and 2019, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php162 million and Php147 million as at March 31, 2020 and December 31, 2019, respectively;

•

Advisory Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000.  The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php16 million and Php24 million for the three months ended March 31, 2020 and 2019, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php8 million each as at March 31, 2020 and December 31, 2019;

•

Conventional International Telecommunications Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.  The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to nil for the three months ended March 31, 2020 and 2019.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and Php2 million as at March 31, 2020 and December 31, 2019, respectively; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines.  PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.  The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php1 million and Php2 million for the three months ended March 31, 2020 and 2019, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php4 million and Php3 million as at March 31, 2020 and December 31, 2019, respectively.

3.	Advisory Services Agreement between NTT DOCOMO and PLDT

On June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006, an Advisory Services Agreement was entered into by NTT DOCOMO and PLDT.  Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart.  Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.  Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php12 million and Php18 million for the three months ended March 31, 2020 and 2019, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php6 million each as at March 31, 2020 and December 31, 2019.

4.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php19 million and Php17 million for the three months ended March 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of ROU assets in our consolidated statements of financial position amounted to Php160 million and Php168 million as at March 31, 2020 and December 31, 2019, respectively, and lease liabilities in our consolidated statements of financial position, amounted to Php159 million and Php174 million as at March 31, 2020 and December 31, 2019, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php16 million and Php31 million each as at March 31, 2020 and December 31, 2019, respectively.

There were also other transactions such as communication, training and travel, repairs and maintenance and miscellaneous expenses in our consolidated income statements, amounting to Php15 million and Php22 million for the three months ended March 31, 2020 and 2019, respectively.  Under these agreements, the outstanding obligations for these transactions, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and Php2 million as at March 31, 2020 and December 31, 2019, respectively.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles.  The premiums are directly paid to Malayan.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php55 million and Php57 million for the three months ended March 31, 2020 and 2019, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php12 million and Php19 million as at March 31, 2020 and December 31, 2019 respectively, while the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php6 million and Php5 million as at March 31, 2020 and December 31, 2019, respectively.

6.	Transactions with Gotuaco

Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group.  Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statement, amounted to Php35 million and Php34 million for the three months ended March 31, 2020 and 2019, respectively.  Under this agreement, the outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to nil and Php6 million as at March 31, 2020 and December 31, 2019, respectively, while the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million each as at March 31, 2020 and December 31, 2019.

7.	Agreement between Smart and FPIML

On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML, a subsidiary of the First Pacific Group and its Philippine affiliates.  The agreement shall be effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement.  FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content.  The agreement provides that Smart shall pay monthly service fee of US$$250 thousand and any additional fee shall be mutually agreed upon by both parties on a monthly basis.  Total professional fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php26 million for each of the three months ended March 31, 2020 and 2019.  There were no outstanding payable under this agreement as at March 31, 2020 and December 31, 2019.

On March 26, 2020, Smart and FPIML mutually agreed to reduce the monthly service fee to US$100 thousand in consideration of the services provided under this agreement, effective April 1, 2020.

8.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DOCOMO pursuant to the SPA dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006.  Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

•	certain contractual veto rights over a number of major decisions or transactions; and
•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•

Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO.  Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock.  If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•

Limitation on Competition.  NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses.  Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•

Business Cooperation.  PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a Wireless-Code Division Multiple Access mobile communication network.  In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

•

Additional Rights of NTT DOCOMO.  Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;
2.

PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.

PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.

PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at March 31, 2020 and December 31, 2019.

•

Change in Control.  Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee.  A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

•

Termination.  If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate.  If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

d.	Others
1.	Agreement of PLDT and Smart with TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years.  The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network.  In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2018.  Total selling and promotions under the advertising placement agreements amounted to Php55 million and nil for the three months ended March 31, 2020 and 2019, respectively.  There were no prepayments under this advertising placement agreements as at March 31, 2020 and December 31, 2019.

2.	Agreement of PLDT, Smart and DMPI with Cignal Cable

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Cignal Cable commencing with the launch of the OTT video-on-demand service, or iflix service, in the Philippines on June 18, 2015.  iflix service is provided by iFlix Sdn Bhd and Cignal Cable is the authorized reseller of the iflix service in the Philippines.  Under the agreement, PLDT, Smart and DMPI were appointed by Cignal Cable to act as its internet service providers with an authority to resell and distribute the iflix service to their respective subscribers on a monthly and annual basis.  The content cost recognized for the three months ended March 31, 2020 and 2019 amounted to nil and Php127 million, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to nil as at March 31, 2020 and December 31, 2019.  There were no outstanding obligations under this agreement as at December 31, 2019 and 2018.

PLDT and Smart entered into a new two-year agreement with Cignal Cable to resell and distribute the iflix service to their respective subscribers effective June 18, 2019.  The agreement stipulates that PLDT and Smart will each pay a minimum guarantee of US$1,500 thousand annually, which is committed for the Advertising Spend Guarantee.  Iflix shall pay PLDT and Smart 30% each of the monthly marketing costs subject to a monthly cap of US$500 thousand each.  The cost of services, selling and promotions, and other income – net recognized in our consolidated income statement under this agreement amounted to Php38 million, Php38 million and Php76 million for the three months ended March 31, 2020.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php60 million and nil as at March 31, 2020 and December 31, 2019, respectively.

3.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.  The revenues under these services amounted to Php557 million and Php655 million for the three months ended March 31, 2020 and 2019, respectively.  The expenses under these services amounted to Php706 million and Php930 million for the three months ended March 31, 2020 and 2019, respectively.

Under these agreements, the ROU assets in our consolidated statement of financial position amounted to Php242 million and Php232 million as at March 31, 2020 and December 31, 2019, respectively, and the trade and other receivables in our consolidated statements of financial position amounted to Php2,262 million and Php2,082 million as at March 31, 2020 and December 31, 2019, respectively. Under these agreements, the outstanding obligations, which were presented as part of lease liabilities amounted to Php248 million and Php310 million as at March 31, 2020 and December 31, 2019, respectively, accounts payable in our consolidated statements of financial position amounted to Php774 million and Php1,173 million as at March 31, 2020 and December 31, 2019, respectively, and accrued expenses and other current liabilities amounted to Php32 million and Php65 million as at March 31, 2020 and December 31, 2019, respectively.

See Note 11 – Investments in Associates and Joint Ventures – Investment of ePLDT in MediaQuest PDRs and Sale of PCEV’s Receivables from MPIC for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the three months ended March 31, 2020 and 2019 are as follows:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Share-based payments (Note 26)	187	123
Short-term employee benefits	103	86
Post-employment benefits (Note 26)	5	5
Total compensation paid to key officers of the PLDT Group	295	214

The amounts disclosed in the table above are the amounts recognized as expenses during the period related to key management personnel.

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended.  Each of the members or advisors of the audit, executive compensation, governance and nomination, and technology strategy committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php14 million and Php23 million for the three months ended March 31, 2020 and 2019, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

26.	Pension and Other Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co.” and covering all of our permanent and regular employees.  Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees.   For the purpose of complying with Revised PAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT’s actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs for the three months ended March 31,2020 and for the year ended December 31, 2019, and net periodic benefit costs and average assumptions used in developing the valuation as at and for the three months ended March 31, 2020 and 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	22,638	20,683
Service costs	331	1,043
Interest costs on benefit obligation	241	1,338
Actuarial losses (gains) on obligations – economic assumptions	—	3,829
Actuarial losses on obligations – experience	—	570
Actuarial losses on obligations – demographic assumptions	—	4
Actual benefits paid/settlements	(321)	(4,558)
Curtailments and others (Note 5)	(4)	(271)
Present value of defined benefit obligations at end of the period	22,885	22,638
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	13,724	13,539
Actual contributions	621	7,598
Interest income on plan assets	161	1,360
Actual benefits paid/settlements	(321)	(4,215)
Return on plan assets (excluding amount included in net interest)	(733)	(4,558)
Fair value of plan assets at end of the period	13,452	13,724
Unfunded status – net	(9,433)	(8,914)
Accrued benefit costs	9,504	8,985
Prepaid benefit costs (Note 19)	71	71

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	331	231
Interest costs – net	80	95
Curtailment/settlement losses and other adjustments	—	—
Net periodic benefit costs (Note 5)	411	326

Actual net losses on plan assets amounted to Php572 million and Php513 million for the three months ended March 31, 2020 and 2019, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2020 will amount to Php1,589 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at March 31, 2020:

(in million pesos)
2020(1)	644
2021	362
2022	377
2023	620
2024	1,011
2025 to 2065	128,008

(1)	April 1, 2020 through December 31, 2020.

The average duration of the defined benefit obligation at the end of the reporting period is 8 to 19 years.

The weighted average assumptions used to determine pension benefits for the three months ended March 31, 2020 and 2019 are as follows:

	March 31,
	2020	2019
	(Unaudited)
Rate of increase in compensation	6.0%	6.0%
Discount rate	4.8%	7.3%

In 2019, we have changed the source of the mortality rates from the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries to the 2017 Philippine Intercompany Mortality Table developed by the Actuarial Society of the Philippines Life Insurance Committee.  Both sources provides separate rates for males and females.  The disability rates were based on the 1952 Disability Study of the U.S. Society of Actuaries for Period 2, Benefit 5 adjusted to suit local experience.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at March 31, 2020 and December 31, 2019, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,216)
	(1%)	2,809

Future salary increases	1%	2,747
	(1%)	(2,216)

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and
(iv) two persons who are not executives nor employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or
(v) involuntary separation from service.  For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service.  For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%.  In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets.

The majority of the Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the year to liquid/semi-liquid assets such as treasury notes, treasury bills, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	10,785	10,815
Shares of stock	1,838	2,077
Corporate bonds	135	145
Government securities	22	22
Mutual funds	21	9
Total noncurrent financial assets	12,801	13,068
Current Financial Assets
Cash and cash equivalents	438	441
Receivables	6	8
Total current financial assets	444	449
Total PLDT’s Plan Assets	13,245	13,517
Subsidiaries Plan Assets	207	207
Total Plan Assets of Defined Benefit Pension Plans	13,452	13,724
Investment in shares of stocks is valued using the latest bid price at the reporting date.  Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date.

Unquoted Equity Investments

As at March 31, 2020 and December 31, 2019, this account consists of:

	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	10,050	10,050
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	512	544
BTFHI	100%	100%	223	221
			10,785	10,815

Investments in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation.  Its investments include common shares of stocks of various communication, broadcasting and media entities.

Investments in MediaQuest are carried at fair value.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2019 financial budgets approved by the MediaQuest’s Board of Directors and calculated terminal value.  Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures.  The post-tax discount rates applied to cash flow projections range from 11.3% to 11.9%.  Cash flows beyond the five-year period are determined using 0% to 4.1% growth rates.

On May 8, 2012, the Board of Trustees of the PLDT Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion.  The underlying shares of these PDRs are the shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs).  On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which gave ePLDT a 40% economic interest in Cignal TV.  In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT.  Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012.

On January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion.  The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures.  Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV.  From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription.  The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV.

Also, on January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion.  The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs).  Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

On February 19, 2014, ePLDT’s Board of Directors approved an additional Php500 million investment in Hastings PDRs.  On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription.  As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on May 30, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  In February 2018, ePLDT entered into a Deed of Assignment with the Board of Trustees of the PLDT Beneficial Trust Fund transferring the Hastings PDRs for Php1,664 million.  See Note 11 – Investments in Associates and Joint Ventures – Investment of ePLDT in MediaQuest PDRs.

In 2016 and 2017, the Board of Trustees of the PLDT Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php5,500 million and Php2,500 million, respectively, to fund MediaQuest’s investment requirements.  The full amount was fully drawn by MediaQuest during 2016 and 2017.

In 2018, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest amounting to Php2,700 million to fund MediaQuest’s investment requirements.  The full amount was fully drawn by MediaQuest during 2018.  Loss on changes in fair value of the investments for the year ended December 31, 2018 amounting to Php3,038 million was recognized in the statements of changes in net assets available for plan benefits under “Net fair value gain (loss) on investments, which is part of return on plan assets.”

In 2019, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest amounting to Php3,100 million to fund MediaQuest’s investment requirements.  As at December 31, 2019, MediaQuest has fully drawn the total amount of Php3,100 million.  Loss on changes in fair value of the investment for the year ended December 31, 2019 amounting to Php3,072 million was recognized in the statements of changes in net assets available for plan benefits under “Net fair value gain (loss) on investments, which is part of return on plan assets.”

In 2020, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest amounting to Php1,400 million to fund MediaQuest’s investment requirements.  As at March 31, 2020, MediaQuest has already drawn a total amount Php350 million.  Loss on changes in fair value of the investment for the three months ended March 31, 2020 amounting to Php350 million were recognized in the statements of changes in net assets available for plan benefits under “Net fair value gain (loss) on investments.”

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs.  The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million.  The related unpaid subscription of Php32 million is included in unlisted equity investments.  The cumulative change in the fair market values of this investment amounted to Php432 million and Php464 million as at March 31, 2020 and December 31, 2019 and 2018, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million.  Total cash dividend income amounted to Php2 million for each of the three months ended March 31, 2020 and 2019.  Dividend receivables amounted to Php2 million each as at March 31, 2020 and December 31, 2019.

Shares of Stocks

As at March 31, 2020 and December 31, 2019, this account consists of:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,101	1,161
PLDT	29	26
Others	348	530
Preferred shares	360	360
	1,838	2,077

Dividends earned on PLDT common shares amounted to Php1 million and Php2 million for the three months ended March 31, 2020 and 2019, respectively.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at December 31, 2019 and 2018.  These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT.  Dividends earned on this investment amounted to Php12 million for each of the three months ended March 31, 2020 and 2019.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from December 2020 to May 2027 and fixed interest rates from 3.95% to 7.06% per annum.  Total investment in corporate bonds amounted to Php135 million and Php145 million as at March 31, 2020 and December 31, 2019, respectively.

Government Securities

Investment in government securities includes Fixed Rate Treasury Notes bearing interest rate of 5.88% per annum and zero-rated U.S. Treasury Bills.  These securities are fully guaranteed by the governments of the Republic of the Philippines and United States of America.  Total investment in government securities amounted Php22 million each as at March 31, 2020 and December 31, 2019.

Mutual Funds

Investment in mutual funds includes a local equity fund, which aims to out-perform benchmarks in various indices as part of its investment strategy.  Total investment in mutual funds amounted to Php21 million and Php9 million as at March 31, 2020 and December 31, 2019, respectively.

The allocation of the fair value of the assets for the PLDT pension plan as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	96%	96%
Temporary cash investments	3%	3%
Debt and fixed income securities	1%	1%
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with R.A. 7641.  As at March 31, 2020 and December 31, 2019, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of prepaid benefit costs for the three months ended March 31, 2020 and for the year ended December 31, 2019, and the net periodic benefit costs and average assumptions used in developing the valuation for the three months ended March 31, 2020 and 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	2,813	2,804
Service costs	68	239
Interest costs on benefit obligation	—	174
Actuarial losses – experience	—	100
Actuarial losses – economic assumptions	—	13
Actual benefits paid/settlements	—	(37)
Curtailment and others	(449)	(480)
Present value of defined benefit obligations at end of the period	2,432	2,813
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	3,084	3,159
Actual contributions	128	281
Interest income on plan assets	—	190
Return on plan assets (excluding amount included in net interest)	—	100
Actual benefits paid/settlements	—	(37)
Others	(499)	(609)
Fair value of plan assets at end of the period	2,713	3,084
Funded status – net	281	271
Accrued benefit costs	—	—
Prepaid benefit costs (Note 19)	281	271

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	68	29
Interest costs – net	—	—
Net periodic benefit costs (Note 5)	68	29

Smart’s net consolidated pension benefit costs amounted to Php68 million and Php29 million for the three months ended March 31, 2020 and 2019, respectively.

Actual net gains on plan assets amounted to nil for the three months ended March 31, 2020 and 2019.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php337 million to the plan in 2020.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at March 31, 2020:

(in million pesos)
2020(1)	392
2021	101
2022	100
2023	113
2024	153
2025 to 2060	859

(1)	April 1, 2020 through December 31, 2020.

The average duration of the defined benefit obligation at the end of the reporting period is 12 to 20 years.

The weighted average assumptions used to determine pension benefits for the three months ended March 31, 2020 and 2019 are as follows:

	March 31,
	2020	2019
	(Unaudited)
Rate of increase in compensation	5.0%	5.0%
Discount rate	7.3%	5.8%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at March 31, 2020, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(0.27%)	(8)
	0.74%	21

Future salary increases	0.72%	20
	(0.27%)	(8)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark.  In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international.  The portfolio mix is kept at 50%, 30% and 20% for fixed income securities, temporary placements and equity securities, respectively.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at Mach 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,397	1,993
Philippine foreign currency bonds	509	516
Domestic equities	360	649
International equities	312	1,114
International fixed income	146	142
Total noncurrent financial assets	3,724	4,414
Current Financial Assets
Cash and cash equivalents	158	32
Receivables	3	2
Total current financial assets	161	34
Total plan assets	3,885	4,448
Less: Employee’s share, forfeitures and mandatory reserve account	1,172	1,364
Total Plan Assets of Defined Contribution Plans	2,713	3,084

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 2.8% to 12.0% per annum.  Total investments in domestic fixed income amounted to Php2,397 million and Php1,993 million as at March 31, 2020 and December 31, 2019, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 3.70% to 10.63% per annum.  Total investment in Philippine foreign currency bonds amounted to Php509 million and Php516 million as at March 31, 2020 and December 31, 2019, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE.  These investments earn on stock price appreciation and dividend payments.  Total investment in domestic equities amounted to Php360 million and Php649 million as at March 31, 2020 and December 31, 2019, respectively.  This includes investment in PLDT shares with fair value of Php20 million and Php13 million as at March 31, 2020 and December 31, 2019, respectively.

International Equities

Investments in international equities include investment in Wellington Global Quality Growth Fund.  Total investments in international equities amounted to Php312 million and Php1,114 million as at March 31, 2020 and December 31, 2019, respectively.

International Fixed Income

Investments in international fixed income include mutual fund invested in PIMCO GIS Global Bond Fund.  Total investments in international fixed income amounted to Php146 million and Php142 million as at March 31, 2020 and December 31, 2019, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine Peso and U.S. Dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor.  This considers the expected benefit cash flows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Plan Trustees invest a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Plan Trustees continuously assess these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at March 31, 2020 and December 31, 2019 is as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
Investments in debt and fixed income securities and others	83%	60%
Investments in listed and unlisted equity securities	17%	40%
	100%	100%

Other Long-term Employee Benefits

On September 26, 2017, the Board of Directors of PLDT approved the TIP which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.  Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

On December 11, 2018, the ECC of the Board approved Management’s recommended modifications to the Plan, and partial equity and cash settled set-up was implemented for the 2019 TIP Grant.  The revised set-up includes a fixed number of shares that will be granted (“equity award”) and the estimated fair value of the difference between the number of shares granted in the original equity grant and the equity award will be paid in cash (“cash award”).  The fair value of the award is determined at each reporting date using the estimated fair value of the corresponding shares.

As at May 7, 2020, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 238 thousand PLDT common shares have been released to the eligible participants on March 12, 2020 and April 7, 2020 for the 2019 annual grant, 302 thousand PLDT common shares have been released on March 28, 2019 for the 2018 annual grant, and 204 thousand shares on April 5, 2018 for the 2017 annual grant, respectively.  The cash award for the 2019 annual grant that was paid on March 12, 2020 amounted to Php654 million.  The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php210 million and Php638 million as at March 31, 2020 and December 31, 2019, respectively.  The accrued incentive payable, representing the cash settled set-up amounted to Php572 million and Php795 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

27.	Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGUs.  As at March 31, 2020, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax.  In 2011, Smart appealed the assessment to the Regional Trial Court, or RTC, of Makati on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160).  The RTC issued a TRO and a writ of preliminary injunction.  On April 30, 2012, the RTC rendered a decision nullifying the tax assessment.  The Province of Cagayan was also directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts.  The Province of Cagayan then appealed to the Court of Tax Appeals, or CTA.  In a Decision promulgated on July 25, 2013, the CTA ruled that the franchise tax assessment is null and void for lack of legal and factual justifications.  Cagayan’s Motion for Reconsideration was denied.  Cagayan then appealed before the CTA En Banc.  The CTA En Banc issued a Decision dated December 8, 2015 affirming the nullity of the tax assessment.  On January 26, 2016, the Province of Cagayan filed a Partial Motion for Reconsideration, praying among others, that the Court enter a new decision declaring as valid and legal the tax assessment issued by Province of Cagayan to Smart.  The CTA En Banc then issued a Resolution dated June 22, 2016 denying the Partial Motion for Reconsideration filed by the Province of Cagayan for lack of merit.  On July 31, 2016, the Decision dated December 8, 2015 became final and executory and recorded in the book of entries of judgement of the CTA.

In 2016, Cagayan issued another local franchise tax assessment against Smart covering years 2011-2015.  Using the same grounds in the first case, Smart appealed the assessment with the RTC of Tuguegarao where the case is pending.  The RTC then directed the parties to file their respective Memorandum within 30 days from date of receipt.  Smart filed its Memorandum on November 7, 2018.

In 2015, the City of Manila issued assessments for alleged business tax deficiencies and cell sites regulatory fees and charges.  Smart protested the assessments.  After Manila denied the protest, Smart appealed to the RTC of the City of Manila, arguing that it is not liable for local business taxes on income realized from its telecommunications operations and that the assessments were a clear circumvention of Manila City Ordinance No. 8299 exempting Smart from the payment of local franchise tax.  The assessment for regulatory fees was contested for being void, as they were made without a valid and legal basis.  In the Decision promulgated on March 9, 2016, the RTC declared the local business tax and cell site regulatory fee assessments as invalid and void.  The City of Manila filed a Petition for Review with the CTA seeking to reverse the Decision.  Through a Decision dated December 18, 2017, the Court dismissed the Petition for lack of jurisdiction.  On January 2018, Smart received a copy of the City of Manila’s Motion for Reconsideration, which was denied by the CTA in a Resolution dated May 17, 2018.  The City of Manila filed a Petition for Review dated June 1, 2018 before the CTA En Banc.  Smart filed its Comment on October 23, 2018.  Petition for review is submitted for decision pursuant to Resolution dated November 15, 2018.  The Petition for Review filed by the City of Manila was denied by the Court of Tax Appeals En Banc in a Decision dated November 6, 2019.  The CTA En Banc affirmed the: (1) Decision of CTA Division dated December 18, 2017, dismissing the petition of the City of Manila for lack of jurisdiction; and (2) Resolution of CTA Division dated May 17, 2018, dismissing the Motion for Reconsideration of the City of Manila for lack of merit.  The CTA issued an Entry of Judgment, certifying that the petition for review by the City of Manila was denied in a Decision dated January 21, 2020.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

Digitel is discussing with various local government units as to settlement of its franchise tax and real property tax liabilities.

DMPI vs. City of Trece Martires

In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site every year.  Application for the issuance of a preliminary injunction by DMPI is pending resolution as of date.

ACeS Philippines’ Local Business and Franchise Tax Assessments

ACeS Philippines has a pending case with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax.  On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest and delinquency interest amounting to Php87 million.  On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc.  On August 16, 2016, the CTA En Banc also affirmed the assessment with finality.  Hence, on October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA.  ACeS Philippines intends to file a formal request for compromise of tax liabilities before the BIR while the case is pending before the Supreme Court.  On February 23, 2017 and March 15, 2017, respectively, the Company paid and filed a formal request for compromise of tax liabilities amounting to Php27 million before the BIR while the case is pending before the Supreme Court.  No outstanding Letter of Authority for other years.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 up to the present, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship.  Among PLDT’s claims against ETPI are ETPI’s alleged uncompensated bypass of PLDT’s systems from July 1, 1998 to November 28, 2003; unpaid access charges from July 1, 1999 to November 28, 2003; and non-payment of applicable rates for Off-Net and On-Net traffic from January 1, 1999 to November 28, 2003 arising from ETPI’s unilateral reduction of its rates for the Philippines-Hong Kong traffic stream through Hong Kong REACH-ETPI circuits.  ETPI’s claims against PLDT, on the other hand, involve an alleged Philippines-Hong Kong traffic shortfall for the period July 1, 1998 to November 28, 2003; unpaid share of revenues generated from PLDT’s activation of additional growth circuits in the Philippines-Singapore traffic stream for the period July 1, 1999 to November 28, 2003; under reporting of ETPI share of revenues under the terms of a Compromise Agreement for the period January 1, 1999 to November 28, 2003 (which ETPI is seeking to retroact to February 6, 1990); lost revenues arising from PLDT’s blocking of incoming traffic from Hong Kong from November 1, 2001 up to November 2003; and lost revenues arising from PLDT’s circuit migration from January 1, 2001 up to December 31, 2001.

While the parties have entered into Compromise Agreements in the past (one in February 1990 and another in March 1999), said agreements have not put to rest the issues between them.  To avoid protracted litigation and to preserve their business relationship, PLDT and ETPI agreed to submit their differences and issues to voluntary arbitration.  On April 16, 2008, PLDT and ETPI signed an Arbitration Settlement Agreement and submitted their respective Statement of Claims and Answers.  Subsequent to such submissions, PLDT and ETPI agreed to suspend the arbitration proceedings.  ETPI’s total claim against PLDT is about Php2.9 billion while PLDT’s total claim against ETPI is about Php2.8 billion.

In an agreement, PLDT and Globe have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice.

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

In Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), the Supreme Court held that the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to “shares of stock entitled to vote in the election of directors” and thus only to voting common shares, and not to the “total outstanding capital stock (common and non-voting preferred shares).”  It directed the Philippine SEC “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”  On October 9, 2012, the Supreme Court issued a Resolution denying with finality all Motions for Reconsideration of the respondents.  The Supreme Court decision became final and executory on October 18, 2012.

On May 20, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, Series of 2013 - Guidelines on Compliance with the Filipino-Foreign Ownership Requirements Prescribed in the Constitution and/or Existing Laws by Corporations Engaged in Nationalized and Partly-Nationalized Activities, or MC No. 8, which provides that the required percentage of Filipino ownership shall be applied to BOTH (a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.

On June 10, 2013, Jose M. Roy III filed before the Supreme Court a Petition for Certiorari against the Philippine SEC, Philippine SEC Chairman and PLDT, or the Petition, claiming: (1) that MC No. 8 violates the decision of the Supreme Court in the Gamboa Case, which according to the Petitioner required that (a) the 60-40 ownership requirement be imposed on “each class of shares” and (b) Filipinos must have full beneficial ownership of 60% of the outstanding capital stock of those corporations subject to that 60-40 Filipino-foreign ownership requirement; and (2) that the PLDT Beneficial Trust Fund is not a Filipino-owned entity and consequently, the corporations owned by PLDT Beneficial Trust Fund, including BTFHI, which owns 150 million voting preferred shares in PLDT, cannot be considered a Filipino-owned corporation.  PLDT and Philippine SEC sought the dismissal of the Petition.

In July 16, 2013, Wilson C. Gamboa, Jr. et. al. filed a Motion for Leave to file a Petition-in-Intervention dated July 16, 2013, which the Supreme Court granted on August 6, 2013.  The Petition-in-Intervention raised identical arguments and issues as those in the Petition.

The Supreme Court, in its November 22, 2016 decision, dismissed the Petition and Petition-In-Intervention and upheld the validity of MC No. 8.  In the course of discussing the Petition, the Supreme Court expressly rejected petitioners’ argument that the 60% Filipino ownership requirement for public utilities must be applied to each class of shares.  According to the Court, the position is “simply beyond the literal text and contemplation of Section 11, Article XII of the 1987 Constitution” and that the petitioners’ suggestion would “effectively and unwarrantedly amend or change” the Court’s ruling in the Gamboa Case.  In categorically rejecting the petitioners’ claim, the Court declared and stressed that its ruling in the Gamboa Case “did NOT make any definitive ruling that the 60% Filipino ownership requirement was intended to apply to each class of shares.”  On the contrary, according to the Court, “nowhere in the discussion of the term “capital” in Section 11, Article XII of the 1987 Constitution in the Gamboa Decision did the Court mention the 60% Filipino equity requirement to be applied to each class of shares.”

In respect of ensuring Filipino ownership and control of public utilities, the Court noted that this is already achieved by the requirements under MC No. 8.  According to the Court, “since Filipinos own at least 60% of the outstanding shares of stock entitled to vote directors, which is what the Constitution precisely requires, then the Filipino stockholders control the corporation – i.e., they dictate corporate actions and decisions…”

The Court further noted that the application of the Filipino ownership requirement as proposed by petitioners “fails to understand and appreciate the nature and features of stocks and financial instruments” and would “greatly erode” a corporation’s “access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits.”  The Court reaffirmed that “stock corporations are allowed to create shares of different classes with varying features” and that this “is a flexibility that is granted, among others, for the corporation to attract and generate capital (funds) from both local and foreign capital markets” and that “this access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits – will be greatly eroded with further unwarranted limitations that are not articulated in the Constitution.”  The Court added that “the intricacies and delicate balance between debt instruments (liabilities) and equity (capital) that stock corporations need to calibrate to fund their business requirements and achieve their financial targets are better left to the judgment of their boards and officers, whose bounden duty is to steer their companies to financial stability and profitability and who are ultimately answerable to their shareholders.”

The Court went on to say that “a too restrictive definition of ‘capital’, one that was never contemplated in the Gamboa Decision, will surely have a dampening effect on the business milieu by eroding the flexibility inherent in the issuance of preferred shares with varying terms and conditions.  Consequently, the rights and prerogatives of the owners of the corporation will be unwarrantedly stymied.”  Accordingly, the Court said that the petitioners’ “restrictive interpretation of the term “capital” would have a tremendous adverse impact on the country as a whole – and to all Filipinos.”

Petitioner Jose M. Roy III filed a Motion for Reconsideration of the Supreme Court Decision dated November 22, 2016.  On April 18, 2017, the Supreme Court denied with finality Petitioner’s Motion for Reconsideration.  On August 5, 2017, PLDT received a copy of the Entry of Judgment.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

The CA issued a Decision in this case on July 31, 2018.

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Silvestre Bello, III, or DOLE Secretary, in his resolutions dated January 10, 2018 and April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors.  PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision.

In sum, the CA: (i) granted PLDT’s prayer for an injunction against the regularization orders; (ii) set aside the regularization orders insofar as they declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology, or IT, firms and services; (c) IT support services, both hardware and software, and applications development; (d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and (g) medical, dental engineering and other professional services; and (iii) remanded to the DOLE for further proceedings, the matters of: (a) determining which contractors, and which individuals deployed by these contractors, are performing installation, repair and maintenance of PLDT lines; and (b) properly computing monetary awards for benefits such as unpaid overtime or 13th month pay, which in the regularization orders amounted to Php51.8 million.

The CA agreed with PLDT’s contention that the DOLE Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence.  The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the DOLE Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

On August 20, 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services. In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned by in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the DOLE Secretary.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular.”  It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature. Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

Both adverse parties, the PLDT rank-and-file labor union Manggagawa sa Komunikasyon ng Pilipinas, or MKP, and the DOLE filed Motions for Reconsideration.

On February 14, 2019, the CA issued a Resolution denying all Motions for Reconsideration and upheld its July 31, 2018 Decision.  After filing a Motion for Extension of Time on March 7, 2019, PLDT filed on April 5, 2019 a Petition for Review with the Supreme Court, questioning only one aspect of the CA decision i.e. its order remanding to the DOLE the determination of which jobs fall within the scope of “installation, repair and maintenance,” without however a qualification as to the “project” or “seasonal” nature of those engagements.  The Supreme Court has consolidated PLDT’s Petition with the separate Petitions for Review filed by the DOLE and MKP.  The consolidated case remains pending with the Supreme Court as of the date of the report.

Attys. Baquiran and Tecson vs. NTC, et al.

This is a Petition for Mandamus filed on October 23, 2018 by Attys. Joseph Lemuel Baligod Baquiran and Ferdinand C. Tecson against the Respondents NTC, the PCC, Liberty, BellTel, Globe, PLDT and Smart. Briefly, the case involves the 700 MHz frequency, among others, or Subject Frequencies, that was originally assigned to Liberty and which eventually became subject of the Co-Use Agreement between Globe, on the one hand, and PLDT and Smart, on the other.

The Petition prayed that: (a) a Temporary Restraining Order, or TRO, /Writ of Preliminary Injunction, or WPI, be issued to enjoin and restrain Globe, PLDT and Smart from utilizing and monopolizing the Subject Frequencies and the NTC from bidding out or awarding the frequencies returned by PLDT, Smart and Globe; (b) the NTC’s conditional assignment of the Subject Frequencies be declared unconstitutional, illegal and void; (c) alternatively, Liberty and its successors-in-interest be divested of the Subject Frequencies and the same be reverted to the State; (d) Liberty be declared to have transgressed Section 11 (1), Article XVI of the Constitution; (e) Liberty and its parent company be declared to have contravened paragraph 2 of Section 10, Article XII of the 1987 Constitution; (f) Liberty’s assignment of the Subject Frequencies to BellTel be declared illegal and void; (g) the Co-Use Agreement be declared invalid; (h) the NTC be found to have unlawfully neglected the performance of its positive duties; (i) the PCC be found to have unlawfully neglected the performance of its positive duties; (j) a Writ of Mandamus be issued commanding the NTC to revoke the Co-Use Agreement, recall the Subject Frequencies in favor of the State, and make the same available to the best qualified telecommunication players; (k) a Writ of Mandamus be issued commanding the PCC to conduct a full review of PLDT’s and Globe’s acquisition of all issued and outstanding shares of Vega Telecom; (l) an Investigation of NTC be ordered for possible violation of Section 3 (e) of R.A. 3019 and other applicable laws; and (m) the said TRO/WPI be made permanent.

Essentially, petitioners contend that the NTC’s assignments of the Subject Frequencies of Liberty were void for failing to comply with Section 4 (c) of R.A. 7925 which essentially states that “the radio frequency spectrum is a scarce public resource xxx.” Even assuming the assignments were valid, Liberty should be deemed divested of the same by operation of law (with the Subject Frequencies reverted to the State), considering that it underutilized or never utilized the Subject Frequencies in violation of the terms and conditions of the assignment.  Assuming further that the NTC’s assignments of the Subject Frequencies were valid and that Liberty was not divested of the same by operation of law, still, Liberty did not validly assign the Subject Frequencies to BellTel because of the absence of Congressional approval. Petitioners conclude that since the assignments of the Subject Frequencies from the NTC to Liberty, and from Liberty to BellTel, were all illegal and void, it follows that the Subject Frequencies could not serve as the object of the Co-Use Agreement between PLDT, Smart and Globe.

On November 23, 2018, PLDT filed an Entry of Appearance on behalf of PLDT and Smart.  On January 17, 2019, PLDT and Smart filed their Comment.  Essentially, the Comment raised the following arguments: first, that the requisites for judicial review and for a mandamus petition are lacking; second, that there was no need for Liberty to obtain prior Congressional approval before it assigned the Subject Frequencies to BellTel; and third, that the Co-Use Agreement is valid and approved by the NTC, and did not violate the Constitution or any laws.

On January 15, 2019, PLDT received a copy of BellTel’s Comment/Opposition dated January 10, 2019.  On February 12, 2019, PLDT received a copy of Globe Telecom, Inc.’s, or Globe’s Comment/Opposition dated January 21, 2019.  In a Resolution dated March 19, 2019, the Supreme Court noted the aforesaid filings.  As at the date of the report, however, PLDT has not received any pleadings from the OSG on behalf of the public respondents.

On June 18, 2019, the Supreme Court issued a Resolution consolidating this case with G.R. No. 230798 (Philippine Competition Commission vs. CA [Twelfth Division] and PLDT; Globe, intervenor) and G.R. No. 234969 (Philippine Competition Commission vs. PLDT and Globe).  The consolidated cases were assigned to the Court in charge of G.R. No. 230798, the case with the lowest docket number.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

28.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits.  Our principal financial liabilities, other than derivatives, comprise of bank loans, finance leases, trade and non-trade payables.  The main purpose of these financial liabilities is to finance our operations.  We also enter into derivative transactions, primarily principal only-currency swap agreements, interest rate swaps and forward foreign exchange contracts and options to manage the currency and interest rate risks arising from our operations and sources of financing.  Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at March 31, 2020 and December 31, 2019:

	Financial instruments at amortized cost	Financial instruments at FVPL	Financial instruments at FVOCI	Total financial instruments

Assets as at March 31, 2020 (Unaudited)
Noncurrent:
Financial assets at fair value through profit or loss	—	2,926	—	2,926
Derivative financial assets – net of current portion	—	1	—	1
Financial assets at fair value through other comprehensive income – net of current portion	—	—	161	161
Other financial assets – net of current portion	2,053	—	—	2,053
Current:
Cash and cash equivalents	30,944	—	—	30,944
Short-term investments	2,949	—	—	2,949
Trade and other receivables	24,434	—	—	24,434
Current portion of derivative financial assets	—	28	—	28
Current portion of financial assets at fair value through other comprehensive income	—	—	2,793	2,793
Current portion of other financial assets	1,223	6,865	—	8,088
Total assets	61,603	9,820	2,954	74,377

Liabilities as at March 31, 2020 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	166,075	—	—	166,075
Lease liabilities – net of current portion	12,676	—	—	12,676
Derivative financial liabilities – net of current portion	—	14	—	14
Customers' deposits	2,206	—	—	2,206
Deferred credits and other noncurrent liabilities	1,393	—	—	1,393
Current:
Accounts payable	79,010	—	—	79,010
Accrued expenses and other current liabilities	72,961	7,850	—	80,811
Current portion of interest-bearing financial liabilities	39,263	—	—	39,263
Current portion of lease liabilities	3,657	—	—	3,657
Dividends payable	10,007	—	—	10,007
Current portion of derivative financial liabilities	—	81	—	81
Total liabilities	387,248	7,945	—	395,193
Net assets (liabilities)	(325,645)	1,875	2,954	(320,816)

	Financial instruments at amortized cost	Financial instruments at FVPL	Financial instruments at FVOCI	Total financial instruments

Assets as at December 31, 2019 (Audited)
Noncurrent:
Financial assets at fair value through profit or loss	—	3,369	—	3,369
Derivative financial assets – net of current portion	—	1	—	1
Financial assets at fair value through other comprehensive income – net of current portion	—	—	162	162
Other financial assets – net of current portion	1,986	—	—	1,986
Current:
Cash and cash equivalents	24,369	—	—	24,369
Short-term investments	314	—	—	314
Trade and other receivables	22,436	—	—	22,436
Current portion of derivative financial assets	—	41	—	41
Current portion of debt instruments at amortized cost	150	—	—	150
Current portion of financial assets at fair value through other comprehensive income	—	—	2,757	2,757
Current portion of other financial assets	1,220	6,866	—	8,086
Total assets	50,475	10,277	2,919	63,671

Liabilities as at December 31, 2019 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	172,834	—	—	172,834
Lease liabilities – net of current portion	13,100	—	—	13,100
Derivative financial liabilities – net of current portion	—	25	—	25
Customers' deposits	2,205	—	—	2,205
Deferred credits and other noncurrent liabilities	2,179	—	—	2,179
Current:
Accounts payable	76,384	—	—	76,384
Accrued expenses and other current liabilities	73,303	7,851	—	81,154
Current portion of interest-bearing financial liabilities	19,722	—	—	19,722
Current portion of lease liabilities	3,215	—	—	3,215
Dividends payable	1,584	—	—	1,584
Current portion of derivative financial liabilities	—	88	—	88
Total liabilities	364,526	7,964	—	372,490
Net assets (liabilities)	(314,051)	2,313	2,919	(308,819)

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at March 31, 2020 and December 31, 2019:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
March 31, 2020 (Unaudited)
Current Financial Assets
Trade and other receivables
Foreign administrations	6,181	4,503	1,678
Domestic carriers	1,242	948	294
Total	7,423	5,451	1,972
Current Financial Liabilities
Accounts payable
Suppliers and contractors	71,269	8	71,261
Carriers and other customers	10,658	3,522	7,136
Total	81,927	3,530	78,397

December 31, 2019 (Audited)
Current Financial Assets
Trade and other receivables
Foreign administrations	5,857	4,338	1,519
Domestic carriers	1,018	219	799
Total	6,875	4,557	2,318
Current Financial Liabilities
Accounts payable
Suppliers and contractors	68,121	70	68,051
Carriers and other customers	11,437	3,706	7,731
Total	79,558	3,776	75,782

There are no financial instruments subject to an enforceable master netting arrangement as at March 31, 2020 and December 31, 2019.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at March 31, 2020 and December 31, 2019 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Other financial assets – net of current portion	2,053	1,986	1,716	1,657
Total	2,053	1,986	1,716	1,657
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	166,075	172,834	154,793	169,965
Customers' deposits	2,206	2,205	1,475	1,539
Deferred credits and other noncurrent liabilities	1,393	2,179	1,224	1,953
Total	169,674	177,218	157,492	173,457

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at March 31, 2020 and December 31, 2019.  This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	March 31, 2020				December 31, 2019
	(Unaudited)				(Audited)
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Listed equity securities
Financial assets at FVPL	2,584	317	25	2,926	2,442	304	623	3,369
Derivative financial assets – net of current portion	—	1	—	1	—	1	—	1
Financial assets at FVOCI – net of current portion	—	161	—	161	—	162	—	162
Current Financial Assets
Current portion of derivative financial assets	—	28	—	28	—	41	—	41
Current portion of FVOCI	—	2,793	—	2,793	—	2,757	—	2,757
Current portion of other financial assets	—	6,865	—	6,865	—	6,866	—	6,866
Total	2,584	10,165	25	12,774	2,442	10,131	623	13,196

Noncurrent Financial Liabilities
Derivative financial liabilities – net of current portion	—	14	—	14	—	25	—	25
Current Financial Liabilities
Accrued expenses and other current liabilities	—	7,850	—	7,850	—	7,851	—	7,851
Current portion of derivative financial liabilities	—	81	—	81	—	88	—	88
Total	—	7,945	—	7,945	—	7,964	—	7,964

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)	Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at March 31, 2020 and December 31, 2019, there were no transfers into and out of Level 3 fair value measurements.

As at March 31, 2020 and December 31, 2019, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero-coupon rates plus counterparties’ credit spread.	Level 3
Fixed Rate Loans: U.S. Dollar notes	Quoted market price.	Level 1
Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 3
Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and BVAL rates for similar types of loans plus PLDT’s credit spread.	Level 3
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Derivative Financial Instruments

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps:  The fair values were computed as the present value of estimated future cash flows using market U.S. Dollar and Philippine Peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges.  Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions.  Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement.  For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

As at March 31, 2020 and December 31, 2019, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs.  The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at March 31, 2020 and December 31, 2019:

							March 31, 2020		December 31, 2019
							(Unaudited)		(Audited)
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark- to- market Gains (Losses) in Php	Notional Amount	Net Mark- to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$22	Various dates in 2019 and January to February 2020	U.S. Dollar Liabilities	Various dates in January 2020 to June 2020	—	Php51.48	US$14	(1)	US$22	(12)
	EUR5	Various dates in July and August 2019	EUR Assets	January 2020	—	Php58.65	—	—	EUR5	8
	US$31	Various dates in April to May 6, 2020	U.S. Dollar Liabilities	Various dates in May 2020 to September 2020	—	Php50.85	—	—	—	—
Smart
Forward foreign exchange contracts	US$144	Various dates in 2018 and 2019	U.S. Dollar Liabilities	Various dates in 2019	—	Php52.73	—	—	—	—
	US$63	Various dates in 2019 and 2020	U.S. Dollar Liabilities	Various dates in 2020	—	Php51.22	US$17	(2)	US$41	(22)
	US$20	Various dates in April to May 6, 2020	U.S. Dollar Liabilities	Various dates in May 2020 to August 2020	—	Php50.76	—	—	—	—
PCEV
Forward foreign exchange contracts	US$22	Various dates in 2019	U.S. Dollar Cash Conversion	Various dates in 2019	—	Php52.24	—	—	—	—
								(3)		(26)
Transactions designated as hedges:
PLDT
Interest rate swaps(c)	US$100	August 2014	100 PNB	August 11, 2020	3.46%	—	US$95	(13)	US$95	(6)
	US$50	September 2014	50 Metrobank	September 2, 2020	3.47%	—	US$48	(9)	US$48	(5)
	US$150	April and June 2015	200 Term Loan	February 25, 2022	2.70%	—	US$45	(24)	US$56	2
Long-term currency swaps(d)	US$4	January 2017	100 PNB	August 11, 2020	1.01%	Php49.79	US$1	1	US$1	1
	US$6	April and June 2017	200 MUFG Bank, Ltd.	August 26,2019	1.63%	Php49.51	—	—	—	—
	US$2	January 2018	200 MUFG Bank, Ltd.	August 26,2019	1.59%	Php49.86	—	—	—	—
	US$6	February 2018	200 MUFG Bank, Ltd.	February 26, 2020	1.82%	Php51.27	—	—	US$1	(2)
	US$22	November 2018 to June 2019	200 MUFG Bank, Ltd.	February 25, 2022	2.28%	Php52.08	US$13	(10)	US$17	(30)
								(55)		(40)
Smart
Interest rate swaps(e)	US$85	Various dates in 2014 and 2015	100 Bank of Tokyo	March 7, 2019	2.23%	—	—	—	—	—
	US$50	October 2, 2014	50 Mizuho	May 14, 2019	2.58%	—	—	—	—	—
	US$200	Various dates in 2015	200 Mizuho	March 4, 2020	2.10%	—	—	—	US$22	4
	US$30	February 2016	100 Mizuho	December 7, 2021	2.03%	—	US$12	(1)	US$12	5
Long-term currency swaps(f)	US$18	Various dates in 2017, 2018 and 2019	100 Mizuho	December 7, 2020	1.77%	Php50.98	US$9	(3)	US$9	(3)
	US$13	Various dates in 2018 and 2019	200 Mizuho	March 4, 2020	2.06%	Php51.93	—	—	US$4	(6)
	US$6	February 2019	2015 Mizuho US$100M	December 7, 2021	2.22%	Php51.83	US$4	(4)	US$4	(5)
								(8)		(5)
								(66)		(71)
(a)

PLDT’s interest rate swap agreements outstanding as at March 31, 2020 and December 31, 2019 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to Php43 million and Php11 million were recognized in our consolidated statements of other comprehensive income as at March 31, 2020 and December 31, 2019, respectively.  Interest accrual on the interest rate swaps amounting to Php3 million and Php2 million were recorded as at March 31, 2020 and December 31, 2019, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the three months ended March 31, 2020 and 2019.

(b)

PLDT’s long-term principal only-currency swap agreements outstanding as at March 31, 2020 and December 31, 2019 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to Php8 million and Php23 million were recognized in our consolidated statement of other comprehensive income as at March 31, 2020 and December 31, 2019, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php2 million and Php7 million were recognized as at March 31, 2020 and December 31, 2019, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portion of the movements in the fair value amounting to Php1 million and Php2 million were recognized in our consolidated income statements for the three months ended March 31, 2020 and 2019, respectively.

(c)

Smart’s interest rate swap agreements outstanding as at March 31, 2020 and December 31, 2019 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market loss amounting to Php2 million and mark-to-market gain amounting to Php6 million were recognized in our consolidated statements of other comprehensive income as at March 31, 2020 and December 31, 2019, respectively.  Reduction on interest arising from the interest rate swaps amounted to Php1 million and Php3 million as at March 31, 2020 and December 31, 2019, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the three months ended March 31, 2020 and 2019.

(d)

Smart’s long-term principal only-currency swap agreements outstanding as at March 31, 2020 and December 31, 2019 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market losses amounting to Php3 million and Php12 million were recognized in our consolidated statements of other comprehensive income as at March 31, 2020 and December 31, 2019, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php4 million and Php2 million were recognized as at March 31, 2020 and December 31, 2019, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The hedge cost portions of the movements in the fair value amounting to Php1 million and Php2 million were recognized in our consolidated income statements for the three months ended March 31, 2020 and 2019, respectively.

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Noncurrent assets	1	1
Current assets	28	41
Noncurrent liabilities (Note 29)	(14)	(25)
Current liabilities (Note 29)	(81)	(88)
Net liabilities	(66)	(71)

Movements of our consolidated mark-to-market gains (losses) for the three months ended March 31, 2020 and for the year ended December 31, 2019 are summarized as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market gains (losses) at beginning of the period	(71)	243
Effective portion recognized in the profit or loss for the cash flow hedges	(1)	14
Losses on derivative financial instruments (Note 4)	(3)	(233)
Net fair value losses on cash flow hedges charged to other comprehensive income	(23)	(330)
Settlements, interest expense and others	32	235
Net mark-to-market losses at end of the period	(66)	(71)

Our consolidated analysis of losses on derivative financial instruments for the three months ended March 31, 2020 and 2019 are as follows:

	March 31,
	2020	2019
	(Unaudited)
	(in million pesos)
Gains (losses) on derivative financial instruments (Note 4)	(3)	10
Hedge costs	(9)	(13)
Net losses on derivative financial instruments (Notes 4 and 5)	(12)	(3)

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.  The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets.  Our Board of Directors reviews and approves policies for managing each of these risks, which are summarized below.  We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures will not be met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations.  To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives.  These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime.  We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates and managed funds.  We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels.  Our investments are also subject to certain restrictions contained in our debt covenants.  Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources.  We have cash and cash equivalents, and short-term investments amounting to Php30,944 million and Php2,949 million, respectively, as at March 31, 2020, which we can use to meet our short-term liquidity needs.  See Note 16 – Cash and Cash Equivalents.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at March 31, 2020 and December 31, 2019:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
March 31, 2020 (Unaudited)
Financial instruments at amortized cost:	71,910	69,572	1,825	341	172
Other financial assets	3,561	1,223	1,825	341	172
Temporary cash investments	23,211	23,211	—	—	—
Short-term investments	2,949	2,949	—	—	—
Retail subscribers	19,763	19,763	—	—	—
Corporate subscribers	12,985	12,985	—	—	—
Foreign administrations	2,060	2,060	—	—	—
Domestic carriers	386	386	—	—	—
Dealers, agents and others	6,995	6,995	—	—	—
Financial instruments at FVPL:	9,791	6,865	—	—	2,926
Financial assets at fair value through profit or loss	2,926	—	—	—	2,926
Other financial assets	6,865	6,865	—	—	—
Financial instruments at FVOCI:	2,954	2,793	161	—	—
Financial assets at fair value through other comprehensive income	2,954	2,793	161	—	—
Total	84,655	79,230	1,986	341	3,098

December 31, 2019 (Audited)
Financial instruments at amortized cost:	60,971	58,687	1,768	338	178
Other financial assets	3,504	1,220	1,768	338	178
Debt instruments at amortized cost	150	150	—	—	—
Temporary cash investments	17,663	17,663	—	—	—
Short-term investments	314	314	—	—	—
Retail subscribers	17,178	17,178	—	—	—
Corporate subscribers	13,005	13,005	—	—	—
Foreign administrations	1,896	1,896	—	—	—
Domestic carriers	889	889	—	—	—
Dealers, agents and others	6,372	6,372	—	—	—
Financial instruments at FVPL:	10,235	6,866	—	—	3,369
Financial assets at fair value through profit or loss	3,369	—	—	—	3,369
Other financial assets	6,866	6,866	—	—	—
Financial instruments at FVOCI:	2,919	2,757	162	—	—
Financial assets at fair value through other comprehensive income	2,919	2,757	162	—	—
Total	74,125	68,310	1,930	338	3,547

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at March 31, 2020 and December 31, 2019:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
March 31, 2020 (Unaudited)
Debt(1):	258,766	36,078	51,771	54,936	115,981
Principal	205,922	34,706	27,488	42,453	101,275
Interest	52,844	1,372	24,283	12,483	14,706
Lease obligations	21,854	4,605	9,111	4,242	3,896
Various trade and other obligations:	162,214	159,807	389	35	1,983
Suppliers and contractors	71,261	71,261	—	—	—
Utilities and related expenses	53,874	53,776	98	—	—
Dividends	10,007	10,007	—	—	—
Liability from redemption of preferred shares	7,850	7,850	—	—	—
Employee benefits	6,731	6,731	—	—	—
Customers’ deposits	2,206	—	188	35	1,983
Carriers and other customers	1,294	1,294	—	—	—
Others	8,991	8,888	103	—	—
Total contractual obligations	442,834	200,490	61,271	59,213	121,860

December 31, 2019 (Audited)
Debt(1):	243,226	19,014	66,052	54,146	104,014
Principal	193,047	15,221	44,253	40,288	93,285
Interest	50,179	3,793	21,799	13,858	10,729
Lease obligations	25,465	10,458	6,879	4,401	3,727
Various trade and other obligations:	153,255	148,839	2,405	38	1,973
Suppliers and contractors	70,169	68,051	2,118	—	—
Utilities and related expenses	51,875	51,843	32	—	—
Employee benefits	8,673	8,673	—	—	—
Liability from redemption of preferred shares	7,851	7,851	—	—	—
Customers’ deposits	2,205	—	194	38	1,973
Dividends	1,584	1,584	—	—	—
Carriers and other customers	1,387	1,387	—	—	—
Others	9,511	9,450	61	—	—
Total contractual obligations	421,946	178,311	75,336	58,585	109,714

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	4,605	10,480
After one year but not more than five years	13,353	11,258
More than five years	3,896	3,727
Total	21,854	25,465

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements.  Total obligations under these various agreements amounted to approximately Php162,214 million and Php153,255 million as at March 31, 2020 and December 31, 2019, respectively.  See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to nil as at March 31, 2020 and December 31, 2019.  These commitments will expire within one year.  See Note 11 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at March 31, 2020 and December 31, 2019.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine Peso is recognized as foreign exchange gains or losses as at the end of the reporting period.  The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency denominated financial assets and liabilities.  While a certain percentage of our revenues are either linked to or denominated in U.S. Dollars, a substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. Dollars.  As such, a strengthening or weakening of the Philippine Peso against the U.S. Dollar will decrease or increase in Philippine Peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. Dollar-linked and U.S. Dollar-denominated revenues.  In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine Peso to U.S. Dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows.  Further details of the risk management strategy is recognized in our hedge designation documentation.  We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated financial liabilities.  We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The impact of the hedging instruments on our consolidated statements of financial position as at March 31, 2020 and December 31, 2019 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
March 31, 2020 (Unaudited)
Long-term currency swaps	27	1	Derivative financial assets – net of current portion
	—	4	Current portion of derivative financial assets
	—	(9)	Derivative financial liabilities – net of current portion
	—	(12)	Current portion of derivative financial liabilities
	27	(16)

December 31, 2019 (Audited)
Long-term currency swaps	37	1	Derivative financial assets – net of current portion
	—	3	Current portion of derivative financial assets
	—	(24)	Derivative financial liabilities – net of current portion
	—	(24)	Current portion of derivative financial liabilities

The impact of the hedged items on our consolidated statements of financial position as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020		December 31, 2019
	(Unaudited)		(Audited)
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Term Loan	(273)	—	(273)	—
US$100M PNB	(11)	—	(11)	—
US$200M MUFG Bank, Ltd.	(37)	2	(48)	8
	(321)	2	(332)	8

Smart:
US$200M Mizuho	(1)	—	(12)	5
US$100M Mizuho	(6)	13	(22)	12
	(7)	13	(34)	17

The effect of the cash flow hedge on our consolidated income statements and statements of other comprehensive income as at March 31, 2020 and December 31, 2019 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Income Statements
	(in million pesos)
March 31, 2020 (Unaudited)
Long-term currency swaps	(328)	Other comprehensive loss

December 31, 2019 (Audited)
Long-term currency swaps	(366)	Other comprehensive loss

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at March 31, 2020 and December 31, 2019:

	March 31, 2020		December 31, 2019
	(Unaudited)		(Audited)
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	—	1	—	1
Other financial assets – net of current portion	—	2	—	13
Total noncurrent financial assets	—	3	—	14
Current Financial Assets
Cash and cash equivalents	122	6,208	122	6,181
Short-term investments	57	2,920	6	285
Trade and other receivables – net	766	38,885	777	39,472
Current portion of derivative financial assets	1	28	1	41
Current portion of other financial assets	—	13	—	11
Total current financial assets	946	48,054	906	45,990
Total Financial Assets	946	48,057	906	46,004
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	111	5,625	126	6,389
Derivative financial liabilities – net of current portion	—	14	—	25
Other noncurrent liabilities	—	22	—	15
Total noncurrent financial liabilities	111	5,661	126	6,429
Current Financial Liabilities
Accounts payable	717	36,413	676	34,325
Accrued expenses and other current liabilities	186	9,449	208	10,555
Current portion of interest-bearing financial liabilities	188	9,541	210	10,687
Current portion of derivative financial liabilities	2	81	2	88
Total current financial liabilities	1,093	55,484	1,096	55,655
Total Financial Liabilities	1,204	61,145	1,222	62,084

(1)

The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php50.78 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines as at March 31, 2020.

(2)

The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php50.80 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines as at December 31, 2019.

As at May 6, 2020, the Philippine Peso-U.S. Dollar exchange rate was Php50.56 to US$1.00.  Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine Peso terms by Php57 million as at March 31, 2020.

Approximately 7% and 9% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. Dollars as at March 31, 2020 and December 31, 2019, respectively.  Our consolidated foreign currency-denominated debt decreased to Php15,126 million as at March 31, 2020 from Php17,029 million as at December 31, 2019, respectively.  See Note 21 – Interest-bearing Financial Liabilities.  The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts were US$27 million and US$36 million as at March 31, 2020 and December 31, 2019, respectively.  Consequently, the unhedged portion of our consolidated debt amounts was approximately 6.7% and 8% as at March 31, 2020 and December 31, 2019, respectively.

Approximately 17%% and 15% of our consolidated revenues were denominated in U.S. Dollars and/or were linked to U.S. Dollars for the three months ended March 31, 2020 and 2019, respectively.  Approximately 11% and 8% of our consolidated expenses were denominated in U.S. Dollars and/or linked to the U.S. Dollar for the three months ended March 31, 2020 and 2019, respectively.  In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms.  In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine Pesos.

The Philippine Peso appreciated by 0.04% against the U.S. Dollar to Php50.78 to US$1.00 as at March 31, 2020 from Php50.80 to US$1.00 as at December 31, 2019.  As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php24 million and Php18 million for the three months ended March 31, 2020 and 2019, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until June 30, 2020.  Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 0.83% as compared to the exchange rate of Php50.78 to US$1.00 as at March 31, 2020.  If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 0.83% as at March 31, 2020, with all other variables held constant, consolidated profit after tax for the three months ended March 31, 2020 and stockholders’ equity as at March 31, 2020 would have been approximately Php71 million and Php75 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts.  We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets.  Based on our assessment, new financing will be priced either on a fixed or floating rate basis.  We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.  Further details of the risk management strategy is recognized in our hedge designation documentation.  We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our debt obligations and not for trading purposes.

The impact of the hedging instruments on our consolidated statements of financial position as at March 31, 2020 and December 31, 2019 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
March 31, 2020 (Unaudited)
Interest rate swaps	200	—	Derivative financial assets – net of current portion
	—	24	Current portion of derivative financial assets
	—	(6)	Derivative financial liabilities – net of current portion
	—	(65)	Current portion of derivative financial liabilities
	200	(47)

December 31, 2019 (Audited)
Interest rate swaps	233	1	Derivative financial assets – net of current portion
	—	31	Current portion of derivative financial assets
	—	(1)	Derivative financial liabilities – net of current portion
	—	(31)	Current portion of derivative financial liabilities
	233	—

The impact of the hedged items on our consolidated statements of financial position as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020		December 31, 2019
	(Unaudited)		(Audited)
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$100M PNB	(11)	—	(6)	—
US$50M MBTC	(8)	—	(4)	—
US$200M MUFG Bank, Ltd.	(24)	—	(1)	—
	(43)	—	(11)	—

Smart:
2014 BTMU US$100M	—	—	(1)	—
2014 Mizuho US$50M	—	—	(1)	—
2015 Mizuho US$200M	(1)	—	(36)	—
2015 Mizuho US$100M	(6)	—	(19)	—
	(7)	—	(57)	—

The effect of the cash flow hedge on our consolidated income statements and statements of other comprehensive income as at March 31, 2020 and December 31, 2019 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Income Statements
	(in million pesos)
March 31, 2020 (Unaudited)
Interest rate swaps	(50)	Other comprehensive loss

December 31, 2019 (Audited)
Interest rate swaps	(68)	Other comprehensive loss

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at March 31, 2020 and December 31, 2019.  Financial instruments that are not subject to interest rate risk were not included in the table.

As at March 31, 2020 (Unaudited)

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Cash in Bank
U.S. Dollar	25	—	—	—	—	25	1,293	—	1,293	25	1,293
Interest rate	0.0100% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	70	—	—	—	—	70	3,540	—	3,540	70	3,540
Interest rate	0.0500% to 1.2500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	1	—	—	—	—	1	32	—	32	1	32
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	104	—	—	—	—	104	5,297	—	5,297	104	5,297
Interest rate	0.2500% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	353	—	—	—	—	353	17,914	—	17,914	353	17,914
Interest rate	0.1250% to 5.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	57	—	—	—	—	57	2,920	—	2,920	57	2,920
Interest rate	1.0000% to 1.8750%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	1	—	—	—	—	1	29	—	29	1	29
Interest rate	0.0250% to 1.7500%	—	—	—	—	—	—	—	—	—	—
	611	—	—	—	—	611	31,025	—	31,025	611	31,025

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	—	15	—	—	—	15	762	1	761	15	752
Interest rate	—	2.8850%	—	—	—	—	—	—	—	—	—
Philippine Peso	305	99	305	741	1,855	3,305	167,816	510	167,306	3,071	155,960
Interest rate	4.4850% to 5.2250%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9000% to 6.7339%	4.2500% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	142	76	40	25	—	283	14,404	39	14,365	283	14,404
Interest rate	1.4000% to 1.4500% over LIBOR	0.7900% to 0.9500% over LIBOR	0.7900% to 1.0500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—	—
Philippine Peso	157	4	2	70	140	373	18,940	34	18,906	373	18,940
Interest rate	1.0000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.6000% over PHP BVAL/PDST-R2	—	—	—	—	—	—
Short-term Debt
Fixed Rate
Philippine Peso	79	—	—	—	—	79	4,000	—	4,000	79	4,000
Interest rate	5.2500% to 5.7500%	—	—	—	—	—	—	—	—	—	—
	683	194	347	836	1,995	4,055	205,922	584	205,338	3,821	194,056

As at December 31, 2019 (Audited)

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	3	—	—	—	—	3	150	—	150	3	150
Interest rate	4.8371%	—	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	31	—	—	—	—	31	1,586	—	1,586	31	1,586
Interest rate	0.0100% to 1.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	83	—	—	—	—	83	4,228	—	4,228	83	4,228
Interest rate	0.0500% to 1.2500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	2	—	—	—	—	2	92	—	92	2	92
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	72	—	—	—	—	72	3,645	—	3,645	72	3,645
Interest rate	0.7000% to 4.7500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	276	—	—	—	—	276	14,018	—	14,018	276	14,018
Interest rate	0.1250% to 5.0000%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
Philippine Peso	1	—	—	—	—	1	29	—	29	1	29
Interest rate	1.5000% to 3.0000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	6	—	—	—	—	6	285	—	285	6	285
Interest rate	0.0000%	—	—	—	—	—	—	—	—	—	—
	474	—	—	—	—	474	24,033	—	24,033	474	24,033

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	—	15	4	—	—	19	952	—	952	19	945
Interest rate	—	2.8850%	2.8850%	—	—	—	—	—	—	—	—
Philippine Peso	42	376	302	673	1,697	3,090	156,996	408	156,588	3,024	153,644
Interest rate	4.4850% to 5.5000%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9000% to 6.7339%	4.2500% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	165	76	26	50	—	317	16,124	47	16,077	317	16,123
Interest rate	0.7900% to 1.4500% over LIBOR	0.7900% to 0.9500% over LIBOR	0.7900% to 0.9500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—	—
Philippine Peso	93	69	3	70	139	374	18,975	36	18,939	374	18,975
Interest rate	1.0000% over PHP BVAL	0.5000% to 1.0000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.5000% to 0.6000% over PHP BVAL	0.6000% over PHP BVAL	—	—	—	—	—	—
	300	536	335	793	1,836	3,800	193,047	491	192,556	3,734	189,687

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months.  Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 16% and 18% of our consolidated debts were variable rate debts as at March 31, 2020 and December 31, 2019, respectively.  Our consolidated variable rate debt decreased to Php33,344 million as at March 31, 2020 from Php35,098 million as at December 31, 2019.  Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of US$200 million and US$233 million as at March 31, 2020 and December 31, 2019, respectively, approximately 89% and 88% of our consolidated debts were fixed as at March 1, 2020 and December 31, 2019, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until June 3, 2020.  Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 10 basis points, or bps, and 5 bps higher/lower, respectively, as compared to levels as at March 31, 2020.  If the U.S. Dollar interest rates had been 10 bps higher/lower as compared to market levels as at March 31, 2020, with all other variables held constant, consolidated profit after tax for the three months ended March 31, 2020 and stockholders’ equity as at March 31, 2020 would have been approximately Php1 million and Php2 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.  If the Philippine Peso interest rates had been 5 bps higher/lower as compared to market levels as at March 31, 2020, with all other variables held constant, consolidated profit after tax for the three months March 31, 2020 and stockholders’ equity as at March 31, 2020 would have been approximately Php127 thousand and Php3 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations.  We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties.  It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties.  Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity.  Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
	(in million pesos)
Financial assets at fair value through profit or loss (Note 12)	2,926	3,369
Derivative financial assets – net of current portion	1	1
Current portion of derivative financial assets	28	41
Total	2,955	3,411

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at March 31, 2020 and December 31, 2019.  The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements.  The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position, the gross exposure to credit risk equal their carrying amount.

	March 31, 2020 (Unaudited)
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	38,413	8,929	—	47,342
Standard grade	1,704	6,684	—	8,388
Substandard grade	6	8,821	—	8,827
Default	285	1,894	15,861	18,040
Gross carrying amount	40,408	26,328	15,861	82,597
Less allowance	285	1,894	15,861	18,040
Carrying amount	40,123	24,434	—	64,557

	December 31, 2019 (Audited)
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	29,241	9,228	—	38,469
Standard grade	1,710	6,224	—	7,934
Substandard grade	7	6,984	—	6,991
Default	298	1,763	15,141	17,202
Gross carrying amount	31,256	24,199	15,141	70,596
Less allowance	298	1,763	15,141	17,202
Carrying amount	30,958	22,436	—	53,394

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument.  Debt investment securities are generally unsecured.  Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines.  Generally, collateral is not held over loans and advances to us except for reverse repurchase agreements.  Collateral usually is not held against investment securities, and no such collateral was held as at March 31, 2020 and December 31, 2019.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at March 31, 2020 and December 31, 2019:

	March 31, 2020 (Unaudited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	61,603	606	60,997
Other financial assets	3,276	—	3,276
Cash and cash equivalents	30,944	210	30,734
Short-term investments	2,949	—	2,949
Retail subscribers	8,381	60	8,321
Corporate subscribers	8,150	336	7,814
Foreign administrations	1,678	—	1,678
Domestic carriers	295	—	295
Dealers, agents and others	5,930	—	5,930
Financial instruments at FVPL:	9,820	—	9,820
Financial assets at FVPL	2,926	—	2,926
Other financial assets	6,865	—	6,865
Interest rate swap	24	—	24
Currency swap	4	—	4
Long-term currency swap	1	—	1
Financial instruments at FVOCI:	2,954	—	2,954
Financial assets at FVOCI	2,954	—	2,954
Total	74,377	606	73,771

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at March 31, 2020.

	December 31, 2019 (Audited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	50,475	561	49,914
Other financial assets	3,206	—	3,206
Debt instruments at amortized cost	150	—	150
Cash and cash equivalents	24,369	184	24,185
Short-term investments	314	—	314
Retail subscribers	6,486	46	6,440
Corporate subscribers	8,403	331	8,072
Foreign administrations	1,519	—	1,519
Domestic carriers	799	—	799
Dealers, agents and others	5,229	—	5,229
Financial instruments at FVPL:	10,277	—	10,277
Financial assets at FVPL	3,369	—	3,369
Other financial assets	6,866	—	6,866
Interest rate swap	31	—	31
Forward foreign exchange contracts	8	—	8
Currency swap	2	—	2
Long-term currency swap	1	—	1
Financial instruments at FVOCI:	2,919	—	2,919
Financial assets at FVOCI	2,919	—	2,919
Total	63,671	561	63,110

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2019.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at March 31, 2020 and December 31, 2019:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
March 31, 2020 (Unaudited)
Financial instruments at amortized cost:	79,643	44,388	8,388	8,827	18,040
Other financial assets	3,561	1,819	1,451	6	285
Cash and cash equivalents	30,944	30,691	253	—	—
Short-term investments	2,949	2,949	—	—	—
Retail subscribers	19,763	3,528	2,054	2,799	11,382
Corporate subscribers	12,985	3,656	1,152	3,343	4,834
Foreign administrations	2,060	281	820	577	382
Domestic carriers	386	173	18	103	92
Dealers, agents and others	6,995	1,291	2,640	1,999	1,065
Financial instruments at FVPL:	9,820	9,701	119	—	—
Financial assets at FVPL	2,926	2,807	119	—	—
Other financial assets	6,865	6,865	—	—	—
Interest rate swap	24	24	—	—	—
Currency swap	4	4	—	—	—
Long-term currency swap	1	1	—	—	—
Financial instruments at FVOCI:	2,954	2,954	—	—	—
Financial assets at FVOCI	2,954	2,954	—	—	—
Total	92,417	57,043	8,507	8,827	18,040

(1)

This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)

This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
December 31, 2019 (Audited)
Financial instruments at amortized cost:	67,677	35,550	7,934	6,991	17,202
Other financial assets	3,504	1,747	1,452	7	298
Debt instruments at amortized cost	150	150	—	—	—
Cash and cash equivalents	24,369	24,111	258	—	—
Short-term investments	314	314	—	—	—
Retail subscribers	17,178	3,280	1,634	1,572	10,692
Corporate subscribers	13,005	3,652	2,041	2,710	4,602
Foreign administrations	1,896	460	414	645	377
Domestic carriers	889	374	40	385	90
Dealers, agents and others	6,372	1,462	2,095	1,672	1,143
Financial instruments at FVPL:	10,277	10,160	117	—	—
Financial assets at FVPL	3,369	3,252	117	—	—
Other financial assets	6,866	6,866	—	—	—
Interest rate swap	31	31	—	—	—
Forward foreign exchange contracts	8	8	—	—	—
Currency swap	2	2	—	—	—
Long-term currency swap	1	1	—	—	—
Financial instruments at FVOCI:	2,919	2,919	—	—	—
Financial assets at FVOCI	2,919	2,919	—	—	—
Total	80,873	48,629	8,051	6,991	17,202

(1)

This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)

This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

The aging analysis of past due but not impaired class of financial assets as at March 31, 2020 and December 31, 2019 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
March 31, 2020 (Audited)
Financial instruments at amortized cost:	79,643	52,776	3,201	1,145	4,481	18,040
Other financial assets	3,561	3,270	—	—	6	285
Cash and cash equivalents	30,944	30,944	—	—	—	—
Short-term investments	2,949	2,949	—	—	—	—
Retail subscribers	19,763	5,582	2,326	201	272	11,382
Corporate subscribers	12,985	4,808	608	644	2,091	4,834
Foreign administrations	2,060	1,101	80	38	459	382
Domestic carriers	386	191	19	24	60	92
Dealers, agents and others	6,995	3,931	168	238	1,593	1,065
Financial instruments at FVPL:	9,820	9,820	—	—	—	—
Financial assets at FVPL	2,926	2,926	—	—	—	—
Other financial assets	6,865	6,865	—	—	—	—
Interest rate swap	24	24	—	—	—	—
Currency swap	4	4	—	—	—	—
Long-term currency swap	1	1	—	—	—	—
Financial instruments at FVOCI:	2,954	2,954	—	—	—	—
Financial assets at FVOCI	2,954	2,954	—	—	—	—
Total	92,417	65,549	3,201	1,145	4,481	18,040

December 31, 2019 (Audited)
Financial instruments at amortized cost:	67,677	43,484	2,006	1,247	3,738	17,202
Other financial assets	3,504	3,199	—	—	7	298
Debt instruments at amortized cost	150	150	—	—	—	—
Cash and cash equivalents	24,369	24,369	—	—	—	—
Short-term investments	314	314	—	—	—	—
Retail subscribers	17,178	4,914	994	150	428	10,692
Corporate subscribers	13,005	5,693	705	770	1,220	4,617
Foreign administrations	1,896	874	41	26	578	377
Domestic carriers	889	414	103	240	43	89
Dealers, agents and others	6,372	3,557	163	61	1,462	1,129
Financial instruments at FVPL:	10,277	10,277	—	—	—	—
Financial assets at FVPL	3,369	3,369	—	—	—	—
Other financial assets	6,866	6,866	—	—	—	—
Interest rate swap	31	31	—	—	—	—
Forward foreign exchange contracts	8	8	—	—	—	—
Currency swap	2	2	—	—	—	—
Long-term currency swap	1	1	—	—	—	—
Financial instruments at FVOCI:	2,919	2,919	—	—	—	—
Financial assets at FVOCI	2,919	2,919	—	—	—	—
Total	80,873	56,680	2,006	1,247	3,738	17,202

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas.  On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends.  However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

As part of the dividend policy, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks.  Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios.  In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the three months ended March 31, 2020 and 2019.

29.	Notes to the Statement of Cash Flows

The following table shows the changes in liabilities arising from financing activities as at March 31, 2020 and December 31, 2019:

	January 1, 2020		Foreign exchange movement		March 31, 2020
	(Unaudited)	Cash flows		Others	(Unaudited)
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	192,556	12,757	(6)	31	205,338
Lease liabilities (Notes 3 and 10)	16,315	(1,788)	—	1,806	16,333
Derivative financial liabilities	113	(41)	—	23	95
Accrued interests and other related costs (Note 24)	1,531	(1,955)	—	2,008	1,584
Dividends (Note 20)	1,584	(18)	—	8,441	10,007
	212,099	8,955	(6)	12,309	233,357

	January 1, 2019		Foreign exchange movement		December 31, 2019
	(Audited)	Cash flows		Others	(Audited)
	(in million pesos)
Interest-bearing financial liabilities (Note 21)	176,276	16,811	(653)	122	192,556
Lease liabilities (Notes 3 and 10)	15,233	(5,399)	—	6,481	16,315
Derivative financial liabilities	80	(50)	—	83	113
Accrued interests and other related costs (Note 24)	1,347	(7,143)	—	7,327	1,531
Dividends (Note 20)	1,533	(15,592)	—	15,643	1,584
	194,469	(11,373)	(653)	29,656	212,099

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts for the three months ended March 31, 2020:

(in million pesos)
Additions to ROU assets (Note 10)	1,931

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts for the three months ended March 31, 2020:

(in million pesos)
Additions to lease liabilities (Note 10)	1,951